07022277

Ferreyros

Av Industrial 675
Lima 1 Perú

T 511 336 7070
F 511 336 8331

Exemption pursuant to Rule 12g3-2(b) 82-4567
Submission of: Other information

Lima, March 29th, 2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SEC MAIL PROCESSING
RECEIVED
APR - 2 2007
WASH. D.C. 186 SECTION

SUPPL

Ref: Ferreyros´ General Stockholders Meeting

Dear Sirs:

Hereby we inform you that our General Shareholders Meeting held yesterday considered the following agenda and agreements:

Approval of the Financial Statements and Annual Report corresponding to the year 2006.

Approval of the restitution of appreciation surpluses "Excedentes de Revaluación" capitalized in previous years of S/.7'833, using part of the 2006 earnings.

Approval of the modification of the dividends policy, which will now read as follows:
"Dividends to be distributed in cash will be equivalent to 5% of the par value of the shares issued at the moment the Shareholders' Meeting is called; the amount to be distributed may be of up to 50% of the distributable profits.
In the event that the 5% of the par value of the shares issued at the moment the Shareholders' Meeting is called, should be less than 50% of the distributable profits earned as at the closing of the year, the Shareholders' Meeting may decide to distribute a greater amount of dividends in cash, up to an amount equivalent to 50% of the distributable profits."

It was approved to empower the Board of Directors so that thirty days following this Shareholders' Meeting, it may decide on the distribution of the 2006 distributable profits, considering the limits established in the new policy. The Board of Directors shall decide the distribution of dividends in cash and the capitalization of the remaining dividends after restituting the appreciation surplus capitalized in excess during the previous years, with the ensuing capital increase and modification of Section 5 of the Bylaws.

The Board of Directors was designated to appoint the External Auditors for the 2007 period.

Please find enclosed our Annual Report and Financial Statements approved by the General Shareholders Meeting .

Faithfully yours,

Ferreyros
AUGUSTA PONCE ZIMMERMANN
Departamento de Valores
JEFE

PROCESSED
APR 11 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
APR - 2 2007
WASH. D.C.
186
SECTION

FERREYROS S.A.A.

ESTADOS FINANCIEROS
31 DE DICIEMBRE DE 2006 Y 31 DE DICIEMBRE DE 2005

FERREYROS S.A.A.

ESTADOS FINANCIEROS
31 DE DICIEMBRE DE 2006 Y 31 DE DICIEMBRE DE 2005

CONTENIDO

S/. = Nuevo sol
US$ = Dólar estadounidense

PRICEWATERHOUSECOOPERS

Dongo-Soria Gaveglio y Asociados
Sociedad Civil
Firma Miembro de PricewaterhouseCoopers
Av. Canaval y Moreyra 380
Lima 27, Perú
Apartado 1434-2869
Telfs.: (51 1) 211-6500 411-5800
Fax : (51 1) 442-6522 211-6565

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

26 de febrero de 2007

A los señores Accionistas y Directores
Ferreyros S.A.A.

Hemos auditado los estados financieros adjuntos de **Ferreyros S.A.A.** que comprenden los balances generales al 31 de diciembre de 2006 y al 31 de diciembre de 2005 y los estados de ganancias y pérdidas, de cambios en el patrimonio neto y de flujos de efectivo por los años terminados en esas fechas, y el resumen de políticas contables significativas y otras notas explicativas.

Responsabilidad de la Gerencia sobre los estados financieros

La Gerencia es responsable de la preparación y presentación razonable de estos estados financieros de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Esta responsabilidad incluye: diseñar, implantar y mantener el control interno relevante en la preparación y presentación razonable de los estados financieros para que no contengan representaciones erróneas de importancia relativa, ya sea como resultado de fraude o error; seleccionar y aplicar las políticas contables apropiadas; y realizar estimaciones contables razonables de acuerdo con las circunstancias.

Responsabilidad del Auditor

Nuestra responsabilidad consiste en expresar una opinión sobre estos estados financieros basada en nuestras auditorias. Nuestras auditorias fueron realizadas de acuerdo con normas de auditoria generalmente aceptadas en el Perú. Tales normas requieren que cumplamos con requerimientos éticos y planifiquemos y realicemos la auditoria para obtener seguridad razonable de que los estados financieros no contienen representaciones erróneas de importancia relativa.

Una auditoria comprende la realización de procedimientos para obtener evidencia de auditoria sobre los saldos y las divulgaciones en los estados financieros. Los procedimientos seleccionados dependen del juicio del auditor, que incluye la evaluación del riesgo de que los estados financieros contengan representaciones erróneas de importancia relativa, ya sea como resultado de fraude o error. Al efectuar esta evaluación de riesgo, el auditor toma en consideración el control interno relevante de la Compañía en la preparación y presentación razonable de los estados financieros a fin de diseñar procedimientos de auditoria apropiados a las circunstancias, pero no con el propósito de expresar una opinión sobre la efectividad del control interno de la entidad. Una auditoria también comprende la evaluación de que los principios de contabilidad aplicados son apropiados y que las estimaciones contables realizadas por la gerencia son razonables, así como una evaluación de la presentación general de los estados financieros.

Partida No. 11028527
Registro de Personas Jurídicas de Lima
Capital pagado S/. 1,045,000.00

26 de febrero de 2007
Ferreyros S.A.A.

Consideramos que la evidencia de auditoria que hemos obtenido es suficiente y apropiada para proporcionarnos una base para nuestra opinión de auditoria.

Opinión

En nuestra opinión, los estados financieros antes indicados presentan razonablemente, en todos sus aspectos significativos, la situación financiera de **Ferreyros S.A.A.** al 31 de diciembre de 2006 y al 31 de diciembre de 2005, los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas de acuerdo con principios de contabilidad generalmente aceptados en el Perú.

Los estados financieros individuales de **Ferreyros S.A.A.** fueron preparados en cumplimiento de los requerimientos vigentes en el Perú para la presentación de información financiera y reflejan el valor de la inversión en sus subsidiarias a su valor patrimonial (Nota 2-g) y no sobre una base consolidada. Estos estados financieros deben leerse conjuntamente con los estados financieros consolidados de **Ferreyros S.A.A.** y subsidiarias, que se presentan por separado, sobre los cuales en nuestro dictamen de la fecha emitimos una opinión sin salvedades.

Refrendado por

---------------------------------------(socio)
Arnaldo Alvarado L.
Contador Público Colegiado
Matrícula No.7576

FERREYROS S.A.A.

BALANCE GENERAL (Notas 1, 2, 3, 4 y 26)

ACTIVO

	Al 31 de diciembre de 2006 S/.000	2005 S/.000
ACTIVO CORRIENTE		
Caja y bancos (Nota 5)	34,610	11,469
Cuentas por cobrar comerciales:		
Terceros (Nota 6)	274,840	226,846
Empresas afiliadas (Nota 7)	9,357	7,043
Otras cuentas por cobrar:		
Empresas afiliadas (Nota 7)	2,344	6,996
Diversas	4,457	6,956
Existencias (Nota 8)	334,797	253,255
Gastos pagados por anticipado	1,585	2,136
Total del activo corriente	661,990	514,701
CUENTAS POR COBRAR COMERCIALES A LARGO PLAZO (Nota 6)	36,171	34,788
INVERSIONES EN VALORES (Nota 9)	81,721	95,347
INMUEBLES, MAQUINARIA Y EQUIPO (Nota 10)	218,227	183,880
IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS (Nota 11)	7,382	11,207
OTROS ACTIVOS	296	445
	1,005,787	840,368

PASIVO Y PATRIMONIO NETO

	Al 31 de diciembre de 2006 S/.000	2005 S/.000
PASIVO CORRIENTE		
Sobregiros y préstamos bancarios (Nota 12)	141,598	62,592
Cuentas por pagar comerciales:		
Terceros (Nota 13)	125,669	100,545
Empresas afiliadas (Nota 7)	2,482	7,585
Otras cuentas por pagar:		
Tributos por pagar	22,912	12,425
Remuneraciones por pagar	31,344	15,894
Empresas afiliadas (Nota 7)	71	3,675
Otras cuentas por pagar (Nota 14)	47,703	27,699
Porción corriente de deudas a largo plazo (Nota 15)	81,396	81,686
Total del pasivo corriente	453,175	312,101
DEUDAS A LARGO PLAZO (Nota 15)	143,205	207,690
INGRESOS DIFERIDOS	10,245	5,669
PATRIMONIO NETO (Nota 16)		
Capital	284,196	266,178
Excedente de revaluación	15,937	12,303
Reserva legal	9,300	6,285
Resultados acumulados	89,729	30,142
	399,162	314,908
SITUACION TRIBUTARIA (Nota 17)		
CONTINGENCIAS Y COMPROMISOS (Nota 18)		
	1,005,787	840,368

Las notas que se acompañan de la página 8 a la 39 forman parte de los estados financieros.

FERREYROS S.A.A.

ESTADO DE GANANCIAS Y PERDIDAS (Notas 1, 2, 4, 7 y 26)

		Por el año terminado el 31 de diciembre de	
		2006	**2005**
		S/.000	**S/.000**
Ventas netas:			
Terceros		1,254,303	945,630
Empresas afiliadas		17,450	19,642
		1,271,753	965,272
Costo de ventas (Nota 19):			
Terceros		(964,923)	(724,876)
Empresas afiliadas		(15,793)	(18,001)
		(980,716)	(742,877)
Utilidad en ventas		291,037	222,395
Otros ingresos operacionales		3,126	3,437
		294,163	225,832
Gastos de administración (Nota 20)		62,613	51,287
Gastos de venta (Nota 21)		98,060	97,234
		160,673	148,521
Utilidad de operación		133,490	77,311
Otros ingresos (gastos):			
Ingresos financieros (Nota 22)		31,717	23,496
Gastos financieros (Nota 23)		(28,622)	(30,727)
Diferencia en cambio, neto		17,254	(9,780)
Diversos, neto (Nota 24)		(2,604)	(11,460)
		17,745	(28,471)
Utilidad antes de participación de los trabajadores e impuesto a la renta		151,235	48,840
Participación de los trabajadores (Notas 11 y 17)		(12,061)	(4,063)
Impuesto a la renta (Notas 11 y 17)		(41,612)	(14,635)
Utilidad neta del año		97,562	30,142
Utilidad básica por acción (Nota 25)	**S/.**	0.378	0.117

Las notas que se acompañan de la página 8 a la página 39 forman parte de los estados financieros.

FERREYROS S.A.A.

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO (Nota 16)
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2006
Y EL 31 DE DICIEMBRE DE 2005

	Capital	Excedente de revaluación	Reserva legal	Resultados acumulados	Total
	S/.000	S/.000	S/.000	S/.000	S/.000
Saldos al 1 de enero de 2005	251,550	10,267	3,529	27,814	293,160
Transferencia a la Reserva legal	-	-	2,756	(2,756)	-
Distribución de dividendos	-	-	-	(11,989)	(11,989)
Capitalización de partidas patrimoniales	14,628	(1,559)	-	(13,069)	-
Revaluación voluntaria, neto de efecto tributario	-	3,595	-	-	3,595
Utilidad neta del año	-	-	-	30,142	30,142
Saldos al 31 de diciembre de 2005	266,178	12,303	6,285	30,142	314,908
Transferencia a la Reserva legal	-	-	3,015	(3,015)	-
Distribución de dividendos	-	-	-	(13,308)	(13,308)
Capitalización de partidas patrimoniales	18,018	(4,199)	-	(13,819)	-
Transferencia de resultados acumulados	-	7,833	-	(7,833)	-
Utilidad neta del año	-	-	-	97,562	97,562
Saldos al 31 de diciembre de 2006	284,196	15,937	9,300	89,729	399,162

Las notas que se acompañan de la página 8 a la 39 forman parte de los estados financieros.

FERREYROS S.A.A.

ESTADO DE FLUJOS DE EFECTIVO (Notas 2 y 27)

	Por el año terminado el 31 de diciembre de	
	2006	2005
	S/.000	S/.000
ACTIVIDADES DE OPERACION		
Cobranza a clientes	1,287,748	799,280
Otros cobros relativos a la actividad	51,969	34,304
Pago a proveedores	(1,098,625)	(830,235)
Pago de remuneraciones y beneficios sociales	(139,027)	(110,346)
Pago de tributos	(38,570)	(13,251)
Otros pagos relativos a la actividad	(2,426)	(139)
Efectivo neto provisto por (aplicado a) las actividades de operación	61,069	(120,387)
ACTIVIDADES DE INVERSION		
Venta de inversiones en valores	142	1,041
Venta de inmuebles, maquinaria y equipo	8,190	14,186
Compra de maquinaria y equipo	(13,665)	(4,560)
Compra de inversiones en valores	(3,654)	-
Cobros de otras inversiones en valores	2,377	1,584
Dividendos recibidos	379	4,886
Otros cobros relativos a la actividad	22	-
Efectivo neto (aplicado a) provisto por las actividades de inversión	(6,209)	17,137
ACTIVIDADES DE FINANCIAMIENTO		
Titulización de cuentas por cobrar, neto	-	52,856
Sobregiros y préstamos bancarios, neto	79,006	42,412
Deudas a largo plazo, neto	(64,776)	35,431
Intereses de sobregiros y préstamos bancarios, y deudas a largo plazo	(32,440)	(31,705)
Dividendos pagados	(13,317)	(11,989)
Otros (pagos) cobros relativos a la actividad	(192)	3,673
Efectivo neto (aplicado a) provisto por las actividades de financiamiento	(31,719)	90,678
Aumento (disminución) neta del efectivo	23,141	(29,709)
Saldo del efectivo al inicio del año	11,469	24,041
Saldo del efectivo al final del año	34,610	(5,668)

FERREYROS S.A.A.

ESTADO DE FLUJOS DE EFECTIVO (Continuación)

	Por el año terminado el 31 de diciembre de	
	2006	2005
	S/.000	S/.000
CONCILIACION DEL RESULTADO NETO CON EL FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE OPERACION		
Utilidad neta del año	97,562	30,142
Ajustes para conciliar la utilidad neta con el flujo de efectivo de las actividades de operación:		
Provisión para cuentas de cobranza dudosa	287	7,049
Provisión para desvalorización de existencias	12,110	11,794
Recuperación de provisión para desvalorización de existencias	(18,946)	(6,624)
Provisión para desvalorización de activos fijos	4,728	7,954
Provisión para gratificación de trabajadores	8,012	2,476
Provisión para vacaciones de trabajadores	970	117
Valor de participación patrimonial de inversiones en valores	(9,027)	(10,860)
Utilidad en venta de inmuebles, maquinaria y equipo	(516)	(5,934)
Depreciación y amortización	29,325	31,476
Gastos financieros	28,622	30,727
Remuneraciones al directorio	7,765	2,508
Participación de los trabajadores	8,114	5,159
Impuesto a la renta y participación de los trabajadores diferidos	6,239	(5,205)
Otros	(4,070)	601
Variaciones netas en activos y pasivos:		
Cuentas por cobrar comerciales	(51,978)	(141,929)
Otras cuentas por cobrar	7,151	(687)
Existencias	(74,706)	(62,587)
Gastos pagados por anticipado	551	1,474
Cuentas por pagar comerciales	20,021	(30,513)
Otras cuentas por pagar	(11,145)	12,475
Efectivo neto provisto por (aplicado a) las actividades de operación	61,069	(120,387)

Las notas que se acompañan de la página 8 a la página 39 forman parte de los estados financieros.

FERREYROS S.A.A.

NOTAS A LOS ESTADOS FINANCIEROS
31 DE DICIEMBRE DE 2006 Y 31 DE DICIEMBRE DE 2005

1 **ANTECEDENTES Y ACTIVIDAD ECONOMICA**

a) Antecedentes -

Ferreyros S.A.A. (en adelante la Compañía) se constituyó en la ciudad de Lima en setiembre de 1922 con el nombre de Enrique Ferreyros y Cía. Sociedad en Comandita. Posteriormente, efectuó diversos cambios de denominación hasta junio de 1998, cuando modificó su estatuto social a fin de adecuarlo a la Nueva Ley General de Sociedades, por el cual su nueva denominación es Ferreyros Sociedad Anónima Abierta (Ferreyros S.A.A.). Su domicilio legal es Avenida Industrial 675, Lima y cuenta con oficinas en Piura, Chiclayo, Trujillo, Chimbote, Huaraz, Ica, Arequipa, Cusco, Cajamarca, Cerro de Pasco y Huancayo.

b) Actividad económica -

Su actividad principal es la importación y venta de maquinaria, equipos y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de taller.

En el 2006 el personal utilizado por la Compañía para desarrollar sus actividades comprendió 37 funcionarios, 712 empleados y 738 obreros (35 funcionarios, 594 empleados y 503 obreros al 31 de diciembre del 2005). Durante el año 2006 la Compañía absorbió 161 trabajadores (46 empleados, 114 obreros y 1 vendedor) como consecuencia de la escisión de Motorindustria S.A. mencionada líneas abajo, en esta misma nota.

c) Aprobación de los estados financieros -

De acuerdo con la Ley General de Sociedades, los estados financieros al 31 de diciembre de 2006 han sido formulados por la Gerencia, la que los someterá a consideración del Directorio y la Junta General Obligatoria de Accionistas que será convocada dentro de los plazos establecidos por ley. Los estados financieros al 31 de diciembre de 2005 fueron aprobados por la Junta General Obligatoria de Accionistas del 28 de marzo de 2006.

Adquisición de empresas -

El 30 de noviembre de 2006 la Compañía suscribió el contrato de adquisición del 100% de las acciones de la empresa Mega Caucho Representaciones S.A.C., empresa que se dedica principalmente a la venta, distribución y servicio de neumáticos de la marca Good Year, con el objeto de desarrollar y atender el mercado de minería subterránea. La transferencia de las acciones se llevó a cabo el 2 de enero de 2007. Los valores razonables de los activos identificables de dicha empresa fueron los siguientes:

	S/.000
Caja	7
Existencias	1,215
Impuestos pagados por adelantado	324
Inmuebles, mobiliario y equipo, neto	492
Otros activos	50
Pasivo	(2,083)
	5
Crédito mercantil	5,351
Valor pagado	5,356

En adición, como parte del Convenio de transferencia de acciones, el 31 de enero de 2007, Ferreyros S.A.A. efectuó un aporte de capital por S/.2,083,000 para que Mega Caucho Representaciones S.A.C. cancele íntegramente los pasivos que figuraban en el balance al 2 de enero de 2007.

Escisión de bloque patrimonial -

En Juntas Generales de Accionistas del 28 de marzo de 2005 se aprobó la escisión de la empresa subsidiaria Motorindustria S.A., así como la reducción de su capital, mediante la segregación de un bloque patrimonial a favor de la Compañía. La escisión acordada tuvo efecto a partir del 1 de marzo de 2006. A continuación se detallan los activos y pasivos que fueron recibidos como resultado de la escisión:

	S/.000
Instalaciones, maquinaria y equipo	10,707
Cuentas por cobrar a la Compañía	10,264
Otros activos	2,451
Total activo	23,422
Total pasivo	(1,760)
Patrimonio neto escindido	21,662

2 RESUMEN DE PRINCIPALES POLITICAS CONTABLES

Las principales políticas contables aplicadas en la preparación de los estados financieros se detallan a continuación. Estas políticas han sido aplicadas uniformemente en todos los años presentados, a menos que se indique lo contrario.

a) Base de preparación -

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIIF incorporan a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de

Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41, de las NIIF de la 1 a la 6 y de las SIC de la 1 a la 33. A la fecha están pendientes de oficialización las NIIF 7 y 8 y todos los pronunciamientos del actual Comité de Interpretaciones IFRIC.

Los estados financieros han sido preparados de acuerdo con el principio de costo histórico, modificado por la revaluación de terrenos, la valuación a valores razonables de las inversiones disponibles para la venta y el valor patrimonial proporcional de las inversiones en subsidiarias, asociadas y negocios conjuntos.

La variación en el poder adquisitivo de la moneda peruana en los años 2006 y 2005 con referencia al índice de precios al por mayor, de acuerdo con estadísticas oficiales, ha sido de 1.3% y 3.6%, respectivamente.

La preparación de los estados financieros de acuerdo con principios de contabilidad requiere el uso de ciertos estimados contables críticos. También requiere que la Gerencia ejerza su juicio en el proceso de aplicación de las políticas contables de la Compañía. Los estimados y criterios contables críticos se describen en la Nota 4.

- Pronunciamientos contables

El Consejo Normativo de Contabilidad oficializó a partir de 2006 la aplicación de las NIIF de la 1 a la 6 así como de las revisiones de ciertas NIC. Las normas que se detallan a continuación son relevantes para las operaciones de la Compañía:

NIC 27	(revisada en 2003)	Estados financieros consolidados e individuales
NIC 39	(revisada en 2003)	Instrumentos Financieros: Reconocimiento y Medición

La NIC 27 (revisada en el 2003) establece principalmente que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el de valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No.038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

La adopción de la NIC 39 (revisada en el 2003) ha resultado en un cambio en la política contable relacionada con las inversiones disponibles para la venta cuyas ganancias y/o pérdidas no realizadas son registradas en una cuenta patrimonial; hasta el 2005 se registraban en resultados.

- Nuevos pronunciamientos contables

Ciertas normas y modificaciones han sido emitidas y se encuentran vigentes a nivel internacional para períodos posteriores al 31 de diciembre de 2006. Estas normas se encuentran pendientes de ser oficializadas por el Consejo Normativo de Contabilidad. Aquellas que podrían ser aplicables a la Compañía son la NIIF 4 - Contratos de Seguros, NIIF 7 - Instrumentos financieros: Revelaciones, y una modificación complementaria a la NIC 1, Presentación de estados financieros – revelaciones sobre capital (vigentes a nivel internacional a partir del 1 de enero de 2007).

La Compañía se encuentra en proceso de evaluar el impacto que tendrán estar normas sobre los estados financieros.

b) Traducción de moneda extranjera -

Moneda funcional y de presentación:

Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía.

Transacciones y saldos:

Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones.

Las ganancias y pérdidas por diferencias en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del año de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

c) Instrumentos financieros -

Los instrumentos financieros corresponden a los contratos que dan lugar, simultáneamente, a un activo financiero en una empresa y a un pasivo financiero o a un instrumento de capital en otra empresa. En el caso de la Compañía, los instrumentos financieros corresponden a instrumentos primarios como son cuentas por cobrar, cuentas por pagar y las acciones representativas de capital en otras empresas.

Los instrumentos financieros se clasifican como de pasivo o de capital de acuerdo con la sustancia del acuerdo contractual que les dio origen. Los intereses, los dividendos, las ganancias y las pérdidas generadas por un instrumento financiero clasificado como de pasivo, se registran como gastos o ingresos en el estado de ganancias y pérdidas. Los pagos a los tenedores de los instrumentos financieros registrados como de capital, se registran directamente en el patrimonio neto. Los instrumentos financieros se compensan cuando la Compañía tiene el derecho legal de compensarlos y la Gerencia tiene la intención de cancelarlos sobre una base neta, o de realizar el activo y cancelar el pasivo simultáneamente.

El valor razonable es el monto por el que un activo puede ser intercambiado entre un comprador y un vendedor debidamente informados, o puede ser cancelada una obligación, entre un deudor y un acreedor con suficiente información, bajo los términos de una transacción de libre competencia.

La Compañía clasifica sus instrumentos financieros como préstamos y cuentas por cobrar y activos financieros disponibles para la venta. La Gerencia determina la clasificación de sus instrumentos financieros en la fecha de su reconocimiento inicial y reevalúa esta clasificación a la fecha de cada cierre.

i) Préstamos y cuentas por cobrar -

Los préstamos y las cuentas por cobrar son activos financieros no derivados con pagos fijos o determinables que no son cotizados en un mercado activo. Surgen cuando la Compañía provee dinero, bienes o servicios directamente a un deudor sin intención de negociar la cuenta por cobrar. Se incluyen en el activo corriente, salvo por los de vencimientos mayores a 12 meses después de la fecha del balance general. Estos últimos se clasifican como activos no corrientes. Los préstamos y las cuentas por cobrar se incluyen en cuentas por cobrar comerciales y cuentas por cobrar diversas en el balance general (Nota 2-e).

ii) Activos financieros disponibles para la venta -

Los activos financieros disponibles para la venta son activos financieros patrimoniales no derivados que se designan en esta categoría. Estos activos se muestran como activos no corrientes a menos que la Gerencia tenga intención expresa de vender la inversión dentro de los 12 meses contados a partir de la fecha del balance general. Las inversiones disponibles para la venta son inicialmente registradas al costo de adquisición y subsecuentemente son valuadas a su valor razonable.

Las compras y ventas de inversiones se reconocen a la fecha de la negociación, fecha en la que la Compañía se compromete a comprar o vender el activo. Las inversiones se reconocen inicialmente a su valor razonable más los costos de transacción. Las inversiones se dejan de reconocer cuando los derechos a recibir flujos de efectivo de las inversiones han expirado o han sido transferidos y la Compañía ha transferido sustancialmente todos los riesgos y beneficios derivados de su propiedad.

Las ganancias y pérdidas no realizadas que surgen de cambios en el valor razonable de valores no monetarios clasificados como disponibles para la venta, se reconocen en el patrimonio. Cuando los valores clasificados como disponibles para la venta se venden o se desvalorizan, los ajustes a valor razonable acumulados se incluyen en el estado de ganancias y pérdidas como ganancias o pérdidas en inversiones en valores.

Los valores razonables de las inversiones con cotización bursátil se basan en precios vigentes ofrecidos.

La Compañía evalúa a cada fecha del balance general si existe evidencia objetiva de la desvalorización de un activo financiero o grupo de activos financieros.

En el caso de instrumentos patrimoniales clasificados como disponibles para la venta, se considera su disminución significativa o prolongada en el valor razonable del activo por debajo de su costo para determinar si los valores se han desvalorizado. Si existe tal evidencia para los instrumentos disponibles para la venta, la pérdida acumulada, que corresponde a la diferencia entre el costo de adquisición y el valor razonable, menos cualquier pérdida por deterioro en ese activo financiero, se retira del patrimonio neto y se le reconoce en el estado de ganancias y pérdidas.

d) Efectivo y equivalentes de efectivo -

El efectivo y equivalentes de efectivo comprenden el efectivo disponible y a los depósitos a la vista y cuentas corrientes en bancos.

e) Cuentas por cobrar comerciales y cuentas por cobrar diversas -

Las cuentas por cobrar se reconocen a su valor razonable menos la provisión por deterioro. La provisión por deterioro de las cuentas por cobrar se establece cuando existe evidencia objetiva de que la Compañía no podrá cobrar todos los montos vencidos de acuerdo a los términos originales de las cuentas por cobrar. El monto de la provisión se reconoce en el estado de ganancias y pérdidas. Las cuentas incobrables se castigan cuando se identifican como tales.

f) Existencias -

Las existencias se registran al costo o a su valor neto de realización el que resulte menor, sobre la base del método de identificación específica, excepto repuestos que se registran por el método del costo promedio ponderado. El costo de las existencias excluye los gastos de financiamiento y las diferencias en cambio. Las existencias por recibir se registran al costo por el método de identificación específica. El valor neto de realización es el precio de venta estimado en el curso normal de las operaciones del negocio, menos los gastos necesarios para la venta.

g) Inversiones en valores -

La Compañía registra sus inversiones en subsidiarias y asociadas bajo el método de participación patrimonial, mediante el cual los resultados obtenidos en estas empresas son reconocidos en sus estados financieros con cargo o crédito, según corresponda, al valor en libros de la inversión y los dividendos recibidos en efectivo se acreditan al valor de las inversiones.

h) Inmuebles, maquinaria y equipo y depreciación -

Los terrenos y edificios comprenden sustancialmente las plantas, locales de venta y oficinas. Los terrenos se muestran a su valor razonable, sobre la base de tasaciones periódicas, efectuadas al menos cada seis años, por tasadores independientes. Las demás partidas de la cuenta inmuebles, maquinaria y equipo se registran al costo histórico menos la depreciación subsiguiente y el importe acumulado de las pérdidas por deterioro en su valor. El costo histórico incluye los desembolsos directamente atribuibles a la adquisición de estas partidas.

Los costos subsecuentes se incluyen en el valor en libros del activo o se reconocen como un activo separado, según corresponda, sólo cuando es probable que beneficios económicos futuros asociados con el activo, se generen para la Compañía y el costo de estos activos puede ser medido razonablemente. Los gastos de mantenimiento y reparación se cargan al estado de ganancias y pérdidas en el período en el que estos gastos se incurren.

Los aumentos en el valor en libros producto de la revaluación de los terrenos se acreditan a la cuenta excedente de revaluación en el patrimonio. Las disminuciones que revierten aumentos previos al mismo activo son cargados directamente contra la cuenta excedente de revaluación en el

patrimonio; todas las demás disminuciones se cargan al estado de ganancias y pérdidas. El excedente de revaluación incluido en el patrimonio neto podrá ser transferido directamente a la cuenta de resultados acumulados, cuando se produzca la baja del activo correspondiente.

Los terrenos no se deprecian. La depreciación de otros activos se calcula por el método de línea recta y en función a horas-máquina utilizadas para asignar su costo o su monto revaluado menos su valor residual durante el estimado de su vida útil como sigue:

	Años
Edificios y otras construcciones	33
Instalaciones	10
Maquinaria y equipo	5 y 10
Maquinaria y equipo de alquiler	(*)
Unidades de transporte	5
Vehículos de alquiler	(*)
Muebles y enseres	4 y 10

(*) En función a horas - máquina utilizadas.

Los valores residuales y la vida útil de los activos se revisan y ajustan, de ser necesario, a la fecha de cada balance general.

El valor en libros de un activo se castiga inmediatamente a su valor recuperable si el valor en libros del activo es mayor que el valor recuperable de los activos. Los activos se someten a pruebas de deterioro cuando se producen eventos o circunstancias que indican que el valor en libros podría no ser recuperable. El valor recuperable de los activos corresponde al monto neto que se obtendría de su venta o su valor en uso, el mayor.

Las ganancias y pérdidas por la venta de activos corresponden a la diferencia entre los ingresos de la transacción y el valor en libros de los activos. Estas se incluyen en el estado de ganancias y pérdidas.

i) Alquiler de maquinaria, equipo y unidades de transporte -

La maquinaria, equipo y unidades de transporte arrendados a terceros a través de contratos de arrendamiento operativo se muestran en el rubro Inmuebles, maquinaria y equipo del balance general, calculándose su correspondiente depreciación en función a horas-máquina utilizadas. Cuando se cumple el ciclo de alquiler, estos activos son transferidos al rubro Existencias para su acondicionamiento y posterior venta. El ingreso por alquileres se reconoce en función a las horas-máquina utilizadas mensualmente durante el plazo del contrato.

j) Contratos de arrendamiento financiero -

Los contratos de arrendamiento de maquinarias y equipos se registran de acuerdo con el método financiero, registrándose el monto del arrendamiento como un activo y una obligación, y cargándose a resultados los correspondientes gastos financieros y la depreciación de los activos, en el período en que se devengan. La depreciación de estos bienes es calculada por el método de horas-máquina utilizadas.

k) Intangibles -

Los costos que están directamente asociados con programas de computación que brindarán beneficios económicos futuros mayores que su costo en más de un año, se reconocen como activos intangibles y se incluyen en el rubro Otros activos en el balance general. Estos costos se amortizan por el método de línea recta en el estimado de su vida útil que es de 4 años.

l) Deudas a largo plazo y préstamos bancarios -

La deuda a largo plazo y préstamos bancarios se reconocen inicialmente a su valor razonable, neto de los costos de transacción incurridos; posteriormente, se registran a su costo amortizado. Cualquier diferencia entre los fondos recibidos (neto de los costos de transacción) y el valor de redención se reconoce en el estado de ganancias y pérdidas durante el periodo de vigencia del préstamo y/o de las obligaciones emitidas usando el método del interés efectivo.

m) Impuesto a la renta -

El impuesto a la renta corriente se determina y registra de acuerdo con la legislación tributaria aplicable a la Compañía.

El impuesto a la renta diferido se provisiona en su totalidad, usando el método del balance general, sobre las diferencias temporales que surgen entre las bases tributarias de activos y pasivos y sus respectivos valores mostrados en los estados financieros. El impuesto a la renta diferido se determina usando tasas tributarias que han sido promulgadas a la fecha del balance general y que se espera serán aplicables cuando el impuesto a la renta diferido activo se realice o el impuesto a la renta pasivo se pague.

Los impuestos a la renta diferidos activos se reconocen en la medida que sea probable que se produzcan beneficios tributarios futuros contra los que se puedan usar las diferencias temporales.

n) Provisiones para beneficios a los trabajadores -

Participación en las utilidades

La Compañía reconoce un pasivo y un gasto por participación de los trabajadores en las utilidades sobre la base del 8% de la materia imponible determinada de acuerdo con la legislación tributaria vigente.

Vacaciones al personal

Las vacaciones anuales del personal y otras ausencias remuneradas se reconocen sobre la base del devengado. La provisión por la obligación estimada por vacaciones anuales y otras ausencias remuneradas del personal resultantes de servicios prestados por los empleados se reconoce a la fecha del balance general.

Compensación por tiempo de servicios

La provisión por tiempo de servicios del personal se constituye por el íntegro de los derechos indemnizatorios de acuerdo con la legislación vigente, y se muestra neta de los depósitos efectuados con carácter cancelatorio, en la institución del sistema financiero elegida por los trabajadores.

o) Provisiones -

Las provisiones se reconocen cuando la Compañía tiene una obligación presente legal o asumida como resultado de eventos pasados, es más que probable que se requerirá de la salida de recursos para pagar la obligación y el monto ha sido estimado confiablemente. No se reconoce provisiones para futuras pérdidas operativas.

Cuando existen varias obligaciones similares, la probabilidad de que se requiera de salidas de recursos para su pago se determina considerando la clase de obligación como un todo. Se reconoce una provisión aun cuando la probabilidad de la salida de recursos respecto de cualquier partida específica incluida en la misma clase de obligaciones sea muy pequeña.

p) Distribución de dividendos -

La distribución de dividendos a los accionistas de la Compañía se reconoce como pasivo en los estados financieros en el periodo en el que los dividendos son aprobados por los accionistas de la Compañía.

q) Contingencias -

Los pasivos contingentes no se reconocen en los estados financieros y se exponen en notas a los estados financieros, a menos que su ocurrencia sea remota. Los activos contingentes no se reconocen en los estados financieros y se revelan sólo si es probable su realización.

r) Utilidad básica y diluida por acción -

La utilidad por acción básica se calcula dividiendo la utilidad neta, entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Al 31 de diciembre de 2006 y 2005, la Compañía no tiene instrumentos financieros con efecto dilutivo, por lo que la utilidad básica y diluida es la misma.

s) Reconocimiento de ingresos por venta -

Los ingresos comprenden el valor razonable de los ingresos por venta de servicios, neto de impuestos a las ventas, rebajas y descuentos. Los ingresos se reconocen como sigue:

- Los ingresos por venta de máquinas, motores, automotores y repuestos se reconocen cuando se transfieren al comprador todos los riesgos y beneficios inherentes a la propiedad de los mismos. Los ingresos por servicios de taller se reconocen cuando el servicio ha sido brindado.

- Los ingresos por servicios de mantenimiento y reparación y alquiler de maquinaria y equipo se reconocen en el ejercicio en que se prestan los servicios correspondientes.

Otros ingresos de la Compañía se reconocen de la siguiente manera:

- Ingresos por alquileres e intereses de financiamiento de ventas a plazo: sobre la base del devengado.
- Ingresos por comisiones de pedido directo: cuando el proveedor atiende el pedido.
- Ingresos por intereses financieros: sobre la base del rendimiento efectivo.
- Ingresos por dividendos: cuando se establece el derecho de la Compañía de recibir su pago y se acreditan al costo de la inversión.

t) *Información por segmento de negocio* -

Un segmento de negocio es un grupo de activos dedicados a proveer productos o servicios que están sujetos a riesgos y beneficios que son diferentes a los de otros segmentos de negocios.

3 ADMINISTRACION DE RIESGOS FINANCIEROS

Las actividades de la Compañía la exponen a una variedad de riesgos financieros: riesgo de tipo de cambio, riesgo de tasa de interés, riesgo crediticio y riesgo de liquidez. El programa general de administración de riesgos de la Compañía se concentra principalmente en lo impredecible de los mercados financieros y trata de minimizar potenciales efectos adversos en el desempeño financiero de la Compañía. Los riesgos financieros con potenciales efectos adversos son permanentemente evaluados por el Directorio y la Gerencia de la Compañía, a efectos de minimizarlos. A continuación se presentan los riesgos financieros a los que está expuesta la Compañía:

Riesgo de tipo de cambio

Tanto las ventas como las compras y gastos operativos son sustancialmente efectuadas por la Compañía en dólares estadounidenses, reduciendo así el riesgo de verse afectada por las variaciones en los tipos de cambio en relación con el nuevo sol. En este contexto la Compañía cubre su exposición al riesgo en la variación en los tipos de cambio a través del mantenimiento de activos expresados en dólares estadounidenses.

Los saldos en moneda extranjera al 31 de diciembre se resumen como sigue:

	2006	2005
	US$000	US$000
Activo		
Caja y bancos	9,090	2,418
Cuentas por cobrar comerciales	99,363	74,281
Otras cuentas por cobrar	642	3,689
	109,095	80,388
Pasivo		
Sobregiros y préstamos bancarios	44,126	17,851
Cuentas por pagar comerciales	38,038	30,093
Otras cuentas por pagar e ingresos diferidos	19,893	6,653
Deudas a largo plazo	70,253	84,825
	172,310	139,422
Pasivo neto	63,215	59,034

El riesgo de cambio del pasivo neto en moneda extranjera se cubre económicamente con las existencias y la flota de alquiler, cuyos precios de venta se fijan en dólares estadounidenses.

Al 31 de diciembre de 2006, los tipos de cambio utilizados por la Compañía para el registro de los saldos en moneda extranjera han sido de S/.3.194 y S/.3.197 por US$1 para los activos y pasivos, respectivamente (S/.3.429 y S/.3.431 por US$1 para los activos y pasivos, respectivamente, al 31 de diciembre de 2005).

En el 2006, la Compañía obtuvo una ganancia neta por diferencia en cambio por S/.17.3 millones (pérdida neta por diferencia en cambio por S/.9.8 millones en el 2005).

Riesgo de tasa de interés

Los ingresos y los flujos de caja operativos de la Compañía son sustancialmente independientes de los cambios en las tasas de interés del mercado. Adicionalmente, la Gerencia de la Compañía obtiene financiamiento a tasas de interés fijas y variables, las mismas que son pactadas de acuerdo con las condiciones de mercado.

Riesgo crediticio

La Compañía no tiene riesgos significativos de concentración de crédito, habiendo establecido políticas para asegurar que la venta de bienes y servicios se efectúan a clientes con adecuada historia de crédito. En forma adicional, la Compañía establece garantías sobre los bienes vendidos y, cuando es aplicable, garantías adicionales.

Riesgo de liquidez

La administración prudente del riesgo de liquidez implica mantener suficiente efectivo y equivalentes de efectivo y la posibilidad de comprometer y/o tener comprometido financiamiento a través de una adecuada cantidad de fuentes de crédito. La Compañía suele mantener adecuados niveles de efectivo y equivalentes de efectivo y de líneas de crédito disponibles, debido a la política de diversificación de sus fuentes de financiamiento.

Estimación del valor razonable

La Gerencia estima que los valores en libros de los instrumentos financieros de la Compañía (activos y pasivos corrientes, préstamos y deuda a largo plazo) al 31 de diciembre de 2006 y 2005 no difiere significativamente de sus valores razonables, por lo que, la revelación de dicha información no es relevante para una adecuada interpretación de la situación financiera de la Compañía a esas fechas.

4 ESTIMADOS Y CRITERIOS CONTABLES CRITICOS

Los estimados y criterios usados son continuamente evaluados y se basan en la experiencia histórica y otros factores, incluyendo la expectativa de ocurrencia de eventos futuros que se consideran razonables de acuerdo con las circunstancias.

La Compañía efectúa estimaciones y supuestos respecto del futuro. Las estimaciones contables resultantes, por definición, muy pocas veces serán iguales a los respectivos resultados reales. Las estimaciones y supuestos que tienen un riesgo significativo de causar un ajuste material a los saldos de los activos y pasivos en los próximos años corresponden a impuestos, ya que la determinación de las obligaciones y gastos por impuestos requiere de interpretaciones de la legislación tributaria aplicable. La Compañía cuenta con asesoría profesional en materia tributaria al momento de tomar alguna decisión sobre asuntos tributarios. Aun cuando la Gerencia considera que sus estimaciones en materia tributaria son prudentes y conservadoras, pueden surgir discrepancias con la administración tributaria en la interpretación de normas que requieran de ajustes por impuestos en el futuro.

5 CAJA Y BANCOS

Al 31 de diciembre este rubro comprende:

	2006 S/.000	2005 S/.000
Fondo fijo	505	487
Efectivo en tránsito	3,008	387
Cuentas corrientes	14,488	10,595
Depósitos a plazo	16,609	-
	34,610	11,469

6 CUENTAS POR COBRAR COMERCIALES

Al 31 de diciembre este rubro comprende:

	2006		2005	
	Corriente S/.000	Largo plazo S/.000	Corriente S/.000	Largo plazo S/.000
Facturas y letras	312,394	39,929	266,198	38,221
Intereses diferidos	(10,037)	(3,758)	(9,757)	(3,433)
Provisión para cuentas de cobranza dudosa	(27,517)	-	(29,595)	-
	274,840	36,171	226,846	34,788

Las cuentas por cobrar comerciales se encuentran garantizadas con las existencias vendidas y, en algunos casos, dependiendo de la importancia de la transacción, se solicitan garantías adicionales. Dichas cuentas por cobrar no devengan intereses, con excepción de las letras por cobrar que devengan un interés anual y comisión de cobranza entre 14% y 16%.

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2006 S/.000	2005 S/.000
Saldo inicial	29,595	64,971
Adiciones del año	287	6,641
Aplicaciones por anulaciones de ventas	-	(608)
Aplicaciones por transferencia de cartera	-	(1,551)
Castigos	(1,338)	(42,589)
Diferencia en cambio	(1,027)	2,731
Saldo final	27,517	29,595

El detalle de la antigüedad de las cuentas por cobrar es el siguiente:

	2006 S/.000	2005 S/.000
Vigentes	268,263	264,468
Vencidas hasta 30 días	54,163	5,164
Vencidas de 31 a 90 días	3,008	3,407
Vencidas de 91 a 180 días	340	1,597
Vencidas mayores a 181 días	26,549	29,783
	352,323	304,419

7 TRANSACCIONES CON EMPRESAS AFILIADAS

El movimiento de las cuentas por cobrar y por pagar con empresas afiliadas por el año 2006, es el siguiente:

	Saldo inicial S/.000	Adiciones S/.000	Deducciones S/.000	Saldo final S/.000
Por cobrar -				
Comerciales:				
Orvisa S.A.	4,548	8,451	(12,631)	368
Unimaq S.A.	1,664	10,816	(3,645)	8,835
Fiansa S.A.	112	778	(890)	-
Motorindustria S.A.	555	889	(1,440)	4
Domingo Rodas S.A.	153	72	(100)	125
Depósitos Efe S.A.	11	141	(127)	25
	7,043	21,147	(18,833)	9,357
Diversas -				
Unimaq S.A.	2,346	367	(2,215)	498
Fiansa S.A.	1,669	1,814	(3,483)	-
Depósitos Efe S.A.	-	364	(364)	-
Domingo Rodas S.A.	365	651	(31)	985
Orvisa S.A.	2,616	8,013	(9,768)	861
	6,996	11,209	(15,861)	2,344

	Saldo inicial S/.000	Adiciones S/.000	Deducciones S/.000	Saldo final S/.000
Por pagar -				
Comerciales:				
Motorindustria S.A.	6,962	8,240	(14,500)	702
Orvisa S.A.	376	3,526	(2,924)	978
Fiansa S.A.	138	4,159	(4,225)	72
Unimaq S.A.	106	2,116	(1,575)	647
Depósitos Efe S.A.	3	873	(793)	83
	7,585	18,914	(24,017)	2,482
Diversas:				
Motorindustria S.A.	3,675	-	(3,675)	-
Fiansa	-	71	-	71
	3,675	71	(3,675)	71

El movimiento de las cuentas por cobrar y por pagar con empresas afiliadas por el año 2005, es el siguiente:

	Saldo inicial S/.000	Adiciones S/.000	Deducciones S/.000	Saldo final S/.000
Por cobrar -				
Comerciales:				
Orvisa S.A.	7,282	14,891	(17,625)	4,548
Unimaq S.A.	4,650	4,444	(7,430)	1,664
Fiansa S.A.	1,138	876	(1,902)	112
Motorindustria S.A.	178	2,325	(1,948)	555
Domingo Rodas S.A.	27	543	(417)	153
Depósitos Efe S.A.	88	539	(616)	11
	13,363	23,618	(29,938)	7,043
Diversas -				
Unimaq S.A.	658	5,821	(4,133)	2,346
Fiansa S.A.	1,172	1,736	(1,239)	1,669
Depósitos Efe S.A.	373	65	(438)	-
Domingo Rodas S.A.	341	24	-	365
Orvisa S.A.	-	9,736	(7,120)	2,616
	2,544	17,382	(12,930)	6,996
Por pagar -				
Comerciales:				
Motorindustria S.A.	2,639	28,443	(24,120)	6,962
Orvisa S.A.	-	4,345	(3,969)	376
Fiansa S.A.	323	9,767	(9,952)	138
Unimaq S.A.	294	4,730	(4,918)	106
Depósitos Efe S.A.	90	1,357	(1,444)	3
	3,346	48,642	(44,403)	7,585
Diversas:				
Motorindustria S.A.	-	3,675	-	3,675
Orvisa S.A.	1,191	-	(1,191)	-
	1,191	3,675	(1,191)	3,675

Las cuentas por cobrar y por pagar comerciales se originan por las ventas y/o servicios prestados y recibidos por la Compañía, son considerados de vencimiento corriente, no devengan intereses y no cuentan con garantías específicas.

Las cuentas por cobrar y por pagar diversas comprenden principalmente préstamos a corto plazo para capital de trabajo, son considerados de vencimiento corriente, no cuentan con garantías específicas y no devengan intereses.

Las transacciones con empresas afiliadas se resumen como sigue:

	2006 S/.000	2005 S/.000
Venta de bienes:		
Unimaq S.A.	8,807	3,005
Orvisa S.A.	6,737	13,789
Motorindustria S.A.	487	1,138
Domingo Rodas S.A.	24	354
Fiansa S.A.	23	-
	16,078	18,286
Venta de servicios:		
Orvisa S.A.	474	316
Unimaq S.A.	384	261
Fiansa S.A.	356	479
Motorindustria S.A.	122	282
Domingo Rodas S.A.	36	18
	1,372	1,356
Compra de bienes:		
Fiansa	2,628	7,202
Unimaq S.A.	1,518	3,484
Orvisa S.A.	2,767	3,411
Depósitos Efe S.A.	148	-
	7,061	14,097
Compra de servicios:		
Motorindustria S.A	6,924	28,443
Fiansa S.A.	867	998
Depósitos Efe S.A.	586	1,357
Unimaq S.A.	260	500
Orvisa S.A.	196	215
	8,833	31,513

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta. Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

8 EXISTENCIAS

Al 31 de diciembre este rubro comprende:

	2006 S/.000	2005 S/.000
Máquinas, motores y automotores	143,103	140,703
Repuestos	101,971	90,815
Servicios de taller en proceso	21,012	19,280
Existencias por recibir	80,993	21,575
	347,079	272,373
Provisión para desvalorización de existencias	(12,282)	(19,118)
	334,797	253,255

El movimiento anual de la provisión para desvalorización de existencias fue el siguiente:

	2006 S/.000	2005 S/.000
Saldo inicial	19,118	13,948
Adiciones del año	12,110	11,794
Recupero de provisión	(18,946)	(6,624)
Saldo final	12,282	19,118

9 INVERSIONES EN VALORES

Al 31 de diciembre de 2006 y 2005, este rubro comprende:

	Cantidad 2006	Cantidad 2005	Participación en el capital %	Valor nominal unitario	Valores en libros 2006 S/.000	Valores en libros 2005 S/.000
Acciones comunes en empresas subsidiarias -						
Orvisa S.A.	13,544,113	13,544,113	99.00	S/.1	22,299	22,196
Domingo Rodas S.A.	12,485,266	12,485,266	99.89	S/.1	13,385	13,680
Unimaq S.A.	7,498,206	6,005,311	99.99	S/.1	13,287	10,606
Fiansa S.A. (acciones comunes)	7,096,199	5,080,010	99.44	S/.1	5,359	4,086
Fiansa S.A. (acciones de inversión)	629,255	861,692	75.33	S/.1	445	808
Motorindustria S.A.	2,387,485	12,359,647	99.99	S/.1	2,813	24,105
Depósitos Efe S.A.	1,607,520	867,016	99.86	S/.1	2,017	2,117
					59,605	77,598
Acciones comunes en otras empresas -						
Cotizadas en bolsa:						
La Positiva Seguros y Reaseguros S.A.	13,277,179	11,247,007	13.79	S/.1	15,658	13,607
La Positiva Vida Seguros y Reaseguros S.A.	2,000,000	-	3.51	S/.1	2,363	-
No cotizadas en bolsa:						
Ferrenergy S.A.C.	1,650,000	-	50.00	S/.1	1,290	-
Otras					1,655	1,473
					20,966	15,080
Otras inversiones -						
Bonos de titulización - Cosapi S.A.					129	2,363
Bonos de reestructuración Cosapi S.A.					1,021	-
					1,150	2,363
Patrimonios en fideicomisos -					-	306
					81,721	95,347

Al 31 de diciembre de 2006 y 2005, el saldo de inversiones en empresas subsidiarias se determinó por el método de participación patrimonial sobre la base de sus estados financieros, reconociendo su participación en los resultados de estas empresas afiliadas, asociadas y negocios conjuntos de dichos años por S/.9 millones y S/.10.9 millones, respectivamente, que se incluyen en el rubro Diversos, neto del estado de ganancias y pérdidas.

En el 2006, la Compañía incrementó su inversión en su subsidiaria Fiansa S.A., mediante la capitalización de deudas por aproximadamente S/.3.1 millones.

En el 2005, la Compañía recibió dividendos de su afiliada Orvisa S.A. por S/.6.4 millones, de los cuales S/.4.9 millones fueron cobrados en el 2005 y el saldo de S/.1.5 millones se cobró en el año 2006.

Los bonos de titulización - Cosapi S.A. corresponde al canje de una acreencia por bonos de titulización emitidos por una sociedad titulizadora, que se redimieron mensualmente.

Los bonos de reestructuración - Cosapi S.A. corresponde al canje de una acreencia por bonos de reestructuración emitidos por Cosapi S.A.

Hasta el año 2005 las inversiones en los patrimonios en fideicomiso fueron registradas con base al método de participación patrimonial. En consecuencia, la Compañía reconoció en sus estados financieros los resultados de las operaciones de los patrimonios en fideicomiso.

10 INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro Inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre de 2006, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Deducciones S/.000	Transferencias S/.000	Adición por escisión S/.000	Saldos finales S/.000
Costo -						
Terrenos	54,894	215	(3,594)	(101)	-	51,414
Edificios y otras construcciones	81,534	521	(12,954)	(716)	3,681	72,066
Instalaciones	3,936	310	-	-	-	4,246
Maquinaria y equipo	88,166	5,320	(1,519)	6,823	13,286	112,076
Maquinaria y equipo, flota de alquiler	74,130	25,892	-	7,539	-	107,561
Unidades de transporte	3,719	-	(173)	-	616	4,162
Muebles y enseres	29,578	2,384	(947)	-	393	31,408
Trabajos en curso	1,862	4,915	-	816	-	7,593
	337,819	39,557	(19,187)	14,361	17,976	390,526
Depreciación acumulada -						
Edificios y otras construcciones	28,335	2,402	(1,913)	(170)	622	29,276
Instalaciones	2,649	271	-	-	-	2,920
Maquinaria y equipo	66,710	7,349	(1,131)	(255)	6,001	78,674
Maquinaria y equipo, flota de alquiler	20,813	17,022	-	(10,279)	-	27,556
Unidades de transporte	3,439	155	(173)	-	423	3,844
Muebles y enseres	24,039	1,977	(938)	-	223	25,301
	145,985	29,176	(4,155)	(10,704)	7,269	167,571
Provisión para desvalorización	(7,954)	(4,728)	7,954	-	-	(4,728)
Costo neto	183,880					218,227

El movimiento del rubro Inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre de 2005, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Deduc-ciones S/.000	Transfe-rencias S/.000	Otros cambios S/.000	Saldos finales S/.000
Costo -						
Terrenos	49,827	34	(514)	-	5,547	54,894
Edificios y otras construcciones	73,596	456	(155)	7,637	-	81,534
Instalaciones	10,308	382	-	(6,754)	-	3,936
Maquinaria y equipo	112,663	1,386	(10,913)	(14,941)	(29)	88,166
Maquinaria y equipo, flota de alquiler	85,614	19,363	(1,511)	(29,336)	-	74,130
Unidades de transporte	4,732	-	(1,132)	119	-	3,719
Muebles y enseres	27,972	1,820	(109)	(105)	-	29,578
Trabajos en curso	2,262	482	-	(882)	-	1,862
	366,974	23,923	(14,334)	(44,262)	5,518	337,819
Depreciación acumulada -						
Edificios y otras construcciones	20,898	2,421	(26)	5,042	-	28,335
Instalaciones	7,439	251	-	(5,041)	-	2,649
Maquinaria y equipo	75,059	12,718	(4,544)	(16,523)	-	66,710
Maquinaria y equipo, flota de alquiler	21,166	13,714	(101)	(14,050)	84	20,813
Unidades de transporte	4,347	105	(892)	(121)	-	3,439
Muebles y enseres	22,060	2,128	(60)	-	(89)	24,039
	150,969	31,337	(5,623)	(30,693)	(5)	145,985
Provisión para desvalorización de Inmueble	-	(7,954)	-	-	-	(7,954)
Costo neto	216,005					183,880

En el 2005, la Compañía efectuó una tasación de sus terrenos, la misma que fue realizada por el perito independiente Alicar Asociados S.A.C. aplicando el método de evaluación directa de acuerdo con lo dispuesto por el Reglamento General de Tasaciones, lo que originó una revaluación de sus activos por S/.5.5 millones, neto de su efecto tributario de S/.1.9 millones. Asimismo, la Compañía reconoció un débito a resultados por la desvalorización de un inmueble como consecuencia de la comparación del valor en libros con el de la tasación efectuada por un perito independiente por S/.7.9 millones.

Ciertas maquinarias y equipos se encuentran garantizando préstamos bancarios a largo plazo al 31 de diciembre de 2006 (Nota 15) en favor de Caterpillar Financial Services por US$1.2 millones (US$3.7 millones en el 2005). En forma adicional, se han constituido hipotecas sobre inmuebles de la Compañía por US$11.5 millones en garantía de pagarés por US$8.9 millones, otorgados por la misma institución.

Al 31 de diciembre de 2006, el rubro de maquinaria y equipo de la flota de alquiler incluye costo y depreciación acumulada por S/.4.6 millones y S/.0.7 millones, respectivamente (S/.4.6 millones y S/.0.8 millones al 31 de diciembre de 2005, respectivamente) relacionado con contratos de arrendamiento financiero, por los que cuales se había ejercido la opción de compra en ejercicios anteriores.

11 IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS

Al 31 de diciembre de 2006 y 2005 el saldo está compuesto por:

	2006 S/.000	2005 S/.000
Impuesto a la renta	5,723	8,864
Participación de los trabajadores	1,659	2,343
	7,382	11,207

Las partidas temporales que dan origen al impuesto a la renta y participación a los trabajadores diferidos son las siguientes:

	Acumulado al 1 de enero de 2006 S/.000	Adiciones y reversiones del año 2006 S/.000	Acumulado al 31 de diciembre de 2006 S/.000
Provisión para desvalorización de existencias e inmueble	(10,455)	3,864	(6,591)
Diferencias en tasas de depreciación	(2,357)	538	(1,819)
Otras provisiones	(7,628)	(56)	(7,684)
Resultado por exposición a la inflación de años anteriores de existencias, terrenos e inversiones	(2,092)	918	(1,174)
Provisión para vacaciones	(1,760)	(398)	(2,158)
Intangibles de duración limitada	137	(1)	136
Ganancias por ventas diferidas, neto	3,702	(866)	2,836
Operaciones de arrendamiento financiero	1,184	(49)	1,135
	(19,269)	3,950	(15,319)
Revaluación de terrenos	8,062	(125)	7,937
	(11,207)	3,825	(7,382)

	2006 S/.000	2005 S/.000
Impuesto a la renta diferido deudor al final del año	7,382	11,207
Impuesto a la renta diferido deudor al inicio del año	(11,207)	(7,140)
	(3,825)	4,067
Abono a resultados del año:		
Participación de los trabajadores	(1,348)	1,096
Impuesto a la renta	(4,891)	4,109
Cargo a patrimonio neto	-	(1,955)
Ajuste	2,414	817
	(3,825)	4,067

La Gerencia estima que, sobre la base de sus proyecciones, el saldo deudor del impuesto a la renta y participación de los trabajadores diferidos, será recuperado a través de su aplicación al impuesto a la renta y participación de los trabajadores que resulte de la utilidad de los próximos años.

12 SOBREGIROS Y PRESTAMOS BANCARIOS

Al 31 de diciembre este rubro comprende:

	2006 S/.000	2005 S/.000
Sobregiros bancarios	2,154	1,177
Banco de Crédito del Perú	22,384	27,448
Interbank	23,978	4,460
Citibank	-	19,900
Banco Continental	-	9,607
	46,362	61,415
Papeles comerciales	93,082	-
	141,598	62,592

Los préstamos bancarios corresponden a créditos obtenidos para financiar capital de trabajo e importaciones. Estos saldos son de vencimiento corriente, devengan intereses anuales a tasas que fluctúan entre 5.86% y tasa Libor más 4.5% y no cuentan con garantías específicas.

Las deudas por papeles comerciales al 31 de diciembre de 2006 corresponden al segundo programa de instrumentos de corto plazo y comprende:

Tipo	Fecha de emisión	Fecha de vencimiento	US$	S/.
Primera emisión, Serie A	Setiembre 2006	Marzo 2007	10,000	31,970
Primera emisión, Serie B	Octubre 2006	Abril 2007	5,000	15,985
Primera emisión, Serie C	Octubre 2006	Julio 2007	5,000	15,985
Primera emisión, Serie D	Noviembre 2006	Noviembre 2007	10,000	31,970
			30,000	95,910
Intereses diferidos			(884)	(2,828)
Total Papeles Comerciales			29,116	93,082

13 CUENTAS POR PAGAR COMERCIALES

Este rubro comprende al 31 de diciembre:

	2006 S/.000	2005 S/.000
Facturas	120,317	76,585
Letras	5,352	23,960
	125,669	100,545

Al 31 de diciembre de 2006, los saldos de facturas y letras por pagar incluyen principalmente cuentas por pagar a Caterpillar Americas Co. por US$23.7 millones y U$1.8 millones, respectivamente. Estas últimas generan intereses a tasas anuales de 7% más una comisión de 0.785% (US$16.5 millones y US$5.6 millones, respectivamente al 31 de diciembre de 2005).

14 CUENTAS POR PAGAR DIVERSAS

Este rubro comprende al 31 de diciembre:

	2006 S/.000	2005 S/.000
Anticipos de clientes	23,176	1,711
Provisión para gastos estimados	10,644	8,196
Pacific Service & Trading Inc.	5,376	4,094
Provisión genérica para penalidades tributarias	3,342	4,870
Provisión para intereses de obligaciones por pagar	2,712	4,195
Provisión de beneficios sociales de trabajadores	1,202	926
Otros	1,251	3,707
	47,703	27,699

15 DEUDAS A LARGO PLAZO

Al 31 de diciembre de 2006 y 2005, este rubro comprende:

Nombre del acreedor	Clase de obligación	Vencimiento	Importe autorizado/ utilizado US$000	Saldos pendientes de pago Total 2006 US$000	Total 2005 US$000	Total 2006 S/.000	Total 2005 S/.000	Corriente 2006 S/.000	Corriente 2005 S/.000	No corriente 2006 S/.000	No corriente 2005 S/.000
Caterpillar Financial Services Pagarés a la tasa de interés anual de Libor más 3.25% y a tasa de interés anual de 7.0% con garantías de cuentas por cobrar, inmuebles, maquinaria y equipo (Nota 10).	Pagarés	Trimestral y semestral hasta el 2010	60,000/ (1) 9,593	9,593	12,434	30,669	42,662	6,398	8,293	24,271	34,369
Bonos Ferreyros Bonos emitidos Cuarta emisión en Series A y B que devengan intereses anuales de 5.81% y 6.06%, Primera Emisión del primer programa de bonos Corporativos Series A y B que devengan intereses anuales de 5.81% a 6.44%, ambos con garantía del patrimonio de la Compañía. Tercera emisión del primer programa de Bonos corporativos Serie A que devengan intereses anuales de 6.12%.	Bonos Corporativos	Hasta octubre de 2010	65,000/ (2) 50,000	50,000	55,000	159,850	188,705	55,948	51,465	103,902	137,240
Instituciones financieras locales y del exterior Pagarés con instituciones locales a la tasa de interés anual del 6% y del exterior con tasa efectiva de Libor más 4.5%.	Pagarés	Trimestral hasta el 2008	20,000/ 10,660	10,660	16,907	34,082	58,009	19,050	21,928	15,032	36,081
				70,253	84,341	224,601	289,376	81,396	81,686	143,205	207,690

(1) Corresponde a una línea de crédito en conjunto.
(2) Incluye US$50 millones y US$15 millones del primer programa y cuarta emisión, respectivamente.

El cronograma de pagos del principal al 31 de diciembre de 2006 en dólares estadounidenses y en nuevos soles a esa fecha, es como sigue:

Años	US$000	S/.000
2007	25,358	81,070
2008	24,623	78,719
2009	15,172	48,033
2010	5,100	16,779
	70,253	224,601

En el año 2005 colocó en el mercado la serie A de tercera y cuarta emisión por un total de US$25 millones. Por Resolución de Gerencia General de CONASEV No.028-2004-EF/94.11, del 16 de marzo de 2004, se aprobó el Trámite anticipado e inscripción en el Registro Público del Mercado de Valores, del Primer Programa de Bonos Corporativos Ferreyros que permite la emisión de Bonos Corporativos hasta por un monto máximo de US$50 millones.

16 PATRIMONIO NETO

a) Capital -

Al 31 de diciembre de 2006, el capital autorizado, suscrito y pagado asciende a S/.284,196,000, formalizado mediante escritura pública y representado por 258,360,000 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 86.65% pertenecen a inversionistas nacionales y 13.35% a extranjeros.

Al 31 de diciembre de 2005, el capital autorizado, suscrito y pagado ascendió a S/.266,178,000, formalizado mediante escritura pública y representado por 241,980,000 acciones comunes de un valor nominal de S/.1.10 cada una.

Al 31 de diciembre de 2006 y 2005, la cotización bursátil de las acciones de la Compañía ascendieron a S/.3.94 y S/.1.62 por acción, respectivamente y su frecuencia de negociación fue de 100% y 71.43%, respectivamente. El número de acciones en circulación se muestra en la Nota 25.

En Junta General Ordinaria de Accionistas del 28 de marzo de 2006 se aprobó aumentar el capital social en S/.18.2 millones, mediante la capitalización de excedente de revaluación y resultados acumulados.

En Junta General Ordinaria de Accionistas del 22 de marzo de 2005 se aprobó aumentar el capital social en S/.26.4 millones, mediante la capitalización del ajuste por reexpresión del capital social, reserva legal, excedente de revaluación y resultados acumulados.

Al 31 de diciembre de 2006, la estructura societaria de la Compañía es la siguiente:

Porcentaje de participación individual del capital	**Número de accionistas**	**Porcentaje total de participación**
Hasta 1.00	969	17.40
De 1.01 al 5.00	12	28.37
De 5.01 al 10	5	33.05
De 10.01 al 100	2	21.18
	988	100.00

b) Excedente de revaluación -

Corresponde a la diferencia entre el valor en libros de terrenos con el valor asignado por tasaciones técnicas efectuado por un perito independiente en los años 2005 y 1999, neto de su correspondiente impuesto a la renta diferido. La tasación del año 2005 fue realizada por los peritos independientes Alicar Asociados S.A.C. aplicando el método de evaluación directa de acuerdo con lo dispuesto Reglamento General de Tasaciones.

Al 31 de diciembre de 2005, la Compañía había capitalizado excedentes de revaluación por S/.3.6 millones y en marzo de 2006 por S/.4.2 millones. Posteriormente, se restituyó el excedente de revaluación previamente capitalizado por un total de S/.7.8 millones con débito a los resultados acumulados, el mismo que se encuentra pendiente de aprobación por la Junta General de Accionistas que se llevará a cabo el 28 de marzo de 2007.

c) Reserva legal -

De acuerdo con la Ley General de Sociedades, la reserva legal debe constituirse con la transferencia del 10% de la utilidad neta anual hasta alcanzar un monto equivalente al 20% del capital pagado. En ausencia de utilidades no distribuidas o de reservas de libre disposición, la reserva legal podrá ser aplicada a la compensación de pérdidas, debiendo ser repuesta con las utilidades de ejercicios posteriores. Esta reserva puede ser capitalizada siendo igualmente obligatoria su reposición.

Al 31 de diciembre de 2006, los resultados acumulados incluyen S/.9.8 millones que deberán ser transferidos a la reserva legal, previa aprobación de la Junta General de Accionistas.

d) Resultados acumulados -

En Junta General de Accionistas del 28 de marzo de 2006, se aprobó la distribución de dividendos en efectivo por S/.13.3 millones y la capitalización de resultados acumulados por S/.13.8 millones.

En Junta General de Accionistas del 22 de marzo de 2005, se aprobó la distribución de dividendos en efectivo por S/.12.0 millones y la capitalización de resultados acumulados por S/.13.1 millones.

Los dividendos que se distribuyan en favor de accionistas diferentes de personas jurídicas domiciliadas, están afectos a la tasa del impuesto a la renta de 4.1%; el que debe ser retenido por la Compañía.

17 SITUACION TRIBUTARIA

a) La Gerencia considera que ha determinado la materia imponible bajo el régimen general del impuesto a la renta de acuerdo con la legislación tributaria vigente, la que exige agregar y deducir al resultado mostrado en los estados financieros, aquellas partidas que la referida legislación reconoce como gravables y no gravables, respectivamente.

   La tasa del impuesto a la renta correspondiente a los años 2005 y 2006 y siguientes ha sido fijada en 30%. La materia imponible ha sido determinada como sigue:

	2006 S/.000	2005 S/.000
Utilidad antes de participación de los trabajadores e impuesto a la renta	151,235	48,840
Más (menos) partidas permanentes:		
Gastos no deducibles	8,559	14,042
Valor de participación patrimonial en subsidiarias	(9,027)	(10,860)
Más (menos) partidas temporales:		
Ganancias por ventas diferidas en el año	(5,964)	(6,765)
Ganancias por ventas diferidas en años anteriores - aplicación	6,007	4,886
Provisión para desvalorización de existencias	(10,374)	11,969
Diferencia en tasas de depreciación	263	(3,609)
Provisión para vacaciones	1,227	284
Resultado por exposición a la inflación de años anteriores de existencias, inversiones y terrenos	(1,397)	(4,828)
Operaciones de arrendamiento financiero	128	1,484
Provisión para gastos estimados	(8,393)	10,672
Otras partidas	853	1,523
Materia imponible	133,117	67,638
Participación de los trabajadores	(10,713)	(5,159)
Base para renta tributaria	122,404	62,479
Impuesto a la renta	36,721	18,744

b) El gasto (ingreso) por impuesto a la renta y participación de los trabajadores mostrados en el estado de ganancias y pérdidas comprende:

	2006 S/.000	2005 S/.000
Participación de los trabajadores:		
Corriente	10,713	5,159
Diferido (Nota 11)	1,348	(1,096)
	12,061	4,063
Impuesto a la renta:		
Corriente	36,721	18,744
Diferido (Nota 11)	4,891	(4,109)
	41,612	14,635

El impuesto a la renta sobre la utilidad antes de impuestos difiere del monto teórico que hubiera resultado de aplicar la tasa del impuesto a los ingresos de la Compañía, como sigue:

	2006 S/.000	2005 S/.000
Utilidad antes de impuestos	139,174	44,777
Impuesto calculado aplicando la tasa de 30%	41,752	13,433
Gastos no deducibles	2,568	4,212
Ingresos no gravados	(2,708)	(3,258)
Otros	-	248
Impuesto a la renta del año	41,612	14,635

c) La Administración Tributaria tiene la facultad de revisar y, de ser el caso, corregir el Impuesto a la Renta determinado por la Compañía en los cuatro últimos años, contados a partir del 1 de enero del año siguiente al de la presentación de la declaración jurada del impuesto correspondiente (años sujetos a fiscalización). Los años 2000 al 2003 han sido revisados por la Administración Tributaria, los años 2004 al 2006 están sujetos a fiscalización. Debido a que pueden surgir diferencias en la interpretación por parte de la Administración Tributaria sobre las normas aplicables a la Compañía, no es posible anticipar a la fecha si se producirán pasivos tributarios adicionales como resultado de eventuales revisiones. Cualquier impuesto adicional, moras e intereses, si se producen, se reconocen en los resultados del año en el que la diferencia de criterios con la Administración Tributaria se resuelve. La Gerencia estima que no surgirán pasivos de importancia como resultado de estas posibles revisiones.

d) De acuerdo con la legislación vigente, para propósitos de la determinación del Impuesto a la Renta y del Impuesto General a las Ventas, el precio de transferencia entre partes vinculadas y no vinculadas debe contar con documentación e información que sustente los métodos y criterios de valuación aplicados en su determinación. La Administración Tributaria está facultada a solicitar esta información al contribuyente.

e) Impuesto Temporal a los Activos Netos

A partir del 1 de enero de 2005, es de aplicación el Impuesto Temporal sobre los Activos Netos, que grava a los generadores de rentas de tercera categoría sujetos al régimen general del Impuesto a la Renta.

La base imponible del Impuesto está constituida por el valor de los activos netos consignados en el balance general, ajustado según el Decreto Legislativo No.797, al 31 de diciembre del ejercicio anterior al que corresponda el pago, deducidas las depreciaciones y amortizaciones. La tasa del impuesto es de 0.6% aplicable al monto de los activos netos que excedan S/.5 millones.

18 CONTINGENCIAS Y COMPROMISOS

Contingencias -

Al 31 de diciembre de 2006, la Compañía tiene las siguientes contingencias:

a) En Junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/.30.0 millones y S/.5.9 millones, respectivamente, incluidos multas e intereses. Al respecto, la Compañía ha presentado un recurso de reclamación a la Administración tributaria.

b) En diciembre de 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.19.8 millones, incluidas multas e intereses. Al respecto, la Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

c) En abril de 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.5.5 millones, incluidas multas e intereses, sobre las cuales la Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

d) Al 31 de diciembre de 2006, la Compañía mantiene en proceso de reclamación, juicios por US$1.2 millones por concepto de indemnización por daños y perjuicios iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final será favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió con subsanar y pagar las omisiones e infracciones por un total de S/.6.3 millones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Compromisos -

La Compañía tiene los siguientes compromisos al 31 de diciembre de 2006:

a) Avales por US$12.5 millones y US$15.6 millones, que garantizan operaciones de crédito de afiliadas y de operaciones de compra de terceros, respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$1.5 millones que garantizan transacciones diversas.

c) Al 31 de diciembre de 2003, la Compañía vendió el total de su participación accionaria en Matreq Ferreyros S.A. por S/.36.4 millones (US$10 millones). Como parte de esta transacción la Compañía garantizó que Matreq Ferreyros S.A. obtendrá utilidades brutas mínimas acumuladas de US$45 millones en los primeros ocho años contados a partir de la fecha de la transacción. De no lograrse este nivel de utilidades, la Compañía debería pagar al comprador entre US$1 millón y US$4 millones en función a las utilidades obtenidas al término del periodo establecido y sin cargo financiero. En el 2006 y 2005, la Compañía registró un débito a resultados del ejercicio por S/.0.6 millones y S/.1.6 millones, respectivamente, como consecuencia de no lograr las utilidades esperadas de dicha empresa. En el año 2006 la Compañía pagó US$650,000 como

cancelación del concepto antes mencionado y según acuerdo celebrado el 29 de setiembre de 2006 dicho pago tiene carácter de definitivo ya que Matreq renunció a la garantía de las utilidades futuras.

19 COSTO DE VENTAS

El costo de ventas por los años terminados el 31 de diciembre comprende:

	2006 S/.000	2005 S/.000
Inventario inicial de existencias	250,798	185,609
Compra de mercadería	922,303	670,299
Mano de obra y gastos de taller	49,913	70,844
Gastos de operación de flota de alquiler	21,436	45,512
Otros	2,352	21,411
Inventario final de existencias	(266,086)	(250,798)
	980,716	742,877

20 GASTOS DE ADMINISTRACION

Los gastos de administración por los años terminados el 31 de diciembre comprenden:

	2006 S/.000	2005 S/.000
Cargas de personal	36,161	25,682
Servicios prestados por terceros	16,086	15,848
Tributos	744	715
Cargas diversas de gestión	3,109	3,139
Depreciación y amortización	4,055	3,918
Provisiones del ejercicio	2,458	1,985
	62,613	51,287

21 GASTOS DE VENTA

Los gastos de venta por los años terminados el 31 de diciembre comprenden:

	2006 S/.000	2005 S/.000
Cargas de personal	53,829	45,953
Servicios prestados por terceros	21,422	19,748
Tributos	158	188
Cargas diversas de gestión	15,165	15,032
Depreciación	5,237	8,419
Provisiones del ejercicio	2,249	7,894
	98,060	97,234

22 INGRESOS FINANCIEROS

Los ingresos financieros por los años terminados el 31 de diciembre comprenden:

	2006 S/.000	2005 S/.000
Intereses por ventas a plazos	11,647	9,331
Descuentos por pronto pago	14,213	8,965
Intereses moratorios	4,248	3,936
Intereses por depósitos bancarios	1,219	695
Otros ingresos financieros	390	569
	31,717	23,496

23 GASTOS FINANCIEROS

Los gastos financieros por los años terminados el 31 de diciembre comprenden:

	2006 S/.000	2005 S/.000
Intereses por préstamos bancarios	13,148	11,334
Intereses por bonos corporativos	10,877	10,448
Intereses por financiamiento de proveedores del exterior	326	4,144
Impuesto a las transacciones financieras	3,170	2,898
Otros gastos financieros	1,101	1,903
	28,622	30,727

24 DIVERSOS, NETO

El rubro diversos, neto por los años terminados el 31 de diciembre comprenden:

	2006 S/.000	2005 S/.000
Participación patrimonial en subsidiarias, asociadas y negocios conjuntos	9,027	10,860
Ingresos por resolución de contrato	1,492	1,548
Ingresos por alquiler de inmuebles	516	690
Ingresos por servicios logísticos y de monitoreo de máquina	1,320	934
Ingresos por comisión de colocación de créditos	670	494
Provisión para desvalorización de existencias	(12,110)	(11,794)
Provisión para desvalorización de activo fijo	(4,728)	(7,954)
Penalidades asumidas	(1,314)	(4,265)
Otros	2,523	(1,973)
	(2,604)	(11,460)

25 UTILIDAD BASICA POR ACCION

La utilidad por acción es calculada dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones en circulación a la fecha del balance general:

	Acciones en circulación	Acciones base para el cálculo	Días de vigencia hasta el cierre del año	Promedio ponderado de acciones
Ejercicio 2005				
Saldo al 1 de enero de 2005 (1)	241,980,000	241,980,000	365	241,980,000
Capitalización de utilidades y Excedente de revaluación	16,380,000	16,380,000	365	16,380,000
Saldo al 31 de diciembre de 2005	258,360,000	258,360,000		258,360,000
Ejercicio 2006				
Saldo al 1 de enero de 2006 y al 31 de diciembre del 2006	258,360,000	258,360,000		258,360,000

(1) Incluye 10,682,000 acciones emitidas por reexpresión de capital y 13,298,000 acciones emitidas por capitalización de resultados acumulados y excedente de revaluación, efectuados en el 2005.

El número de acciones emitidas por las capitalizaciones de resultados acumulados y de excedente de revaluación se han ajustado retroactivamente para todos los periodos presentados.

El cálculo de la utilidad por acción al 31 de diciembre de 2006 y 2005 se presenta a continuación:

	Al 31 de diciembre de 2006			Al 31 de diciembre de 2005		
	Utilidad numerador S/.	Acciones denominador	Utilidad por acción S/.	Utilidad numerador S/.	Acciones denominador	Utilidad por acción S/.
Utilidad básica por acción	97,562,000	258,360,000	0.378	30,142,000	258,360,000	0.117

Por no existir condiciones que lo justifiquen, no se ha determinado la utilidad diluida por acción; ésta se establece cuando existen acciones (comunes o de inversión), potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes o de inversión.

26 INFORMACION POR SEGMENTOS

Para propósitos de gestión, la Compañía elabora la información por segmentos en base a las unidades de negocio en las que opera, las que incluye los segmentos de negocios de equipos pesados (que incluyen las operaciones de compra-venta de equipos, sus respectivos repuestos y servicios de mantenimiento y reparación) y otros segmentos de negocios (que incluye equipos agrícolas, alquiler de equipos y automotriz). La Gerencia no considera necesario incluir la información por segmento geográfico, debido principalmente a que en el caso de la Compañía no existe un componente diferenciable que esté dedicado a suministrar productos y servicios dentro de un entorno particular y que esté sujeto a riesgos y rentabilidad diferente. Todas las operaciones de la Compañía se realizan en el territorio nacional, están sujetas a los mismos riesgos, no existiendo diferencias de rentabilidad en razón de la región o lugar en que se realizan las ventas.

La información financiera por segmentos que se presenta a continuación esta expresada en miles de soles:

	2006			2005		
	Equipos pesados, repuestos y servicios	Otras unidades de negocios	Total	Equipos pesados, repuestos y servicios	Otras unidades de negocios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por Venta y servicios	1,162,995	108,758	1,271,753	878,987	86,285	965,272
Resultados						
Utilidad operativa	111,944	21,546	133,490	69,777	7,534	77,311
• Gastos por intereses			(28,622)			(30,727)
• Ingresos por intereses			31,717			23,496
• Ingresos por participación en subsidiarias, asociadas y negocios conjuntos			9,027			10,860
• Diferencia en cambio			17,254			(9,780)
• Otros gastos			(11,631)			(22,320)
• Participación de los trabajadores			(12,061)			(4,063)
• Impuesto a la renta			(41,612)			(14,635)
Utilidad neta			97,562			30,142
Otra información						
Activos por segmento -						
Cuentas por cobrar comerciales	270,107	50,261	320,368	227,335	41,342	268,677
Existencias	302,885	31,912	334,797	228,062	25,193	253,255
Activos fijos	163,875	54,352	218,227	134,254	49,626	183,880
Inversiones a valor de participación proporcional			80,571			92,678
Activos no distribuidos			51,824			41,878
Total activos			1,005,787			840,368
Total pasivos no distribuidos			606,625			525,460
Depreciación (*)	20,773	8,403	29,176	24,802	6,535	31,337
Otras provisiones (*)	29,221	2,733	31,954	22,520	2,210	24,730
Inversiones en activos fijos (**)	14,170	25,387	39,557	8,601	15,322	23,923

(*) Corresponde a las provisiones del ejercicio. Las otras provisiones comprenden la provisión para *desvalorización* de existencias y de activos fijos y las provisiones por concepto de gastos del Directorio y de bonos a los trabajadores.

(**) Del total de compras de activos fijos para las otras unidades de negocios, al segmento de alquiler de equipos le corresponde S/.25.1 millones y S/.15.2 millones, en el 2006 y 2005, respectivamente.

27 TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los años terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	2006 S/.000	2005 S/.000
Transferencias de existencias a inmuebles, maquinaria y equipo	67,912	33,140
Transferencias de inmuebles, maquinaria y equipo a existencias	42,847	46,709

28 REMUNERACIONES DEL PERSONAL CLAVE

En los años 2006 y 2005, los beneficios a corto plazo del personal clave de la Compañía ascendieron a S/.24.3 millones y S/.18.0 millones, respectivamente.

Av Industrial 675
Lima 1 Perú

Ferreyros

82-4567

Exemption pursuant to Rule 12g3-2(b)

T 511 336 7070
F 511 336 8331

Submission of: Other information

Lima, March 30th ,2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Consolidated Financial Statements as of December 31st, 2006 and our Management Report.

Sincerely yours,

Ferreyros

AUGUSTA PONCE ZIMMERMANN
Departamento de Valores
JEFE

www.ferreyros.com.pe

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DE 2006 Y 31 DE DICIEMBRE DE 2005

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DE 2006 Y 31 DE DICIEMBRE DE 2005

CONTENIDO Página

S/. = Nuevo sol
US$ = Dólar estadounidense

PRICEWATERHOUSECOOPERS

Dongo-Soria Gaveglio y Asociados
Sociedad Civil
Firma Miembro de PricewaterhouseCoopers
Av. Canaval y Moreyra 380
Lima 27, Perú
Apartado 1434-2869
Telfs.: (51 1) 211-6500 411-5800
Fax : (51 1) 442-6522 211-6565

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

26 de febrero de 2007

A los señores Accionistas y Directores
Ferreyros S.A.A.

Hemos auditado los estados financieros consolidados adjuntos de **Ferreyros S.A.A. y subsidiarias** que comprenden los balances generales consolidados al 31 de diciembre de 2006 y al 31 de diciembre de 2005 y los estados consolidados de ganancias y pérdidas, de cambios en el patrimonio neto y de flujos de efectivo por los años terminados en esas fechas, y el resumen de políticas contables significativas y otras notas explicativas.

Responsabilidad de la Gerencia sobre los estados financieros

La Gerencia es responsable de la preparación y presentación razonable de estos estados financieros de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Esta responsabilidad incluye: diseñar, implantar y mantener el control interno relevante en la preparación y presentación razonable de los estados financieros para que no contengan representaciones erróneas de importancia relativa, ya sea como resultado de fraude o error; seleccionar y aplicar las políticas contables apropiadas; y realizar estimaciones contables razonables de acuerdo con las circunstancias.

Responsabilidad del Auditor

Nuestra responsabilidad consiste en expresar una opinión sobre estos estados financieros basada en nuestras auditorias. Nuestras auditorias fueron realizadas de acuerdo con normas de auditoria generalmente aceptadas en el Perú. Tales normas requieren que cumplamos con requerimientos éticos y planifiquemos y realicemos la auditoria para obtener seguridad razonable de que los estados financieros no contienen representaciones erróneas de importancia relativa.

Una auditoria comprende la realización de procedimientos para obtener evidencia de auditoria sobre los saldos y las divulgaciones en los estados financieros. Los procedimientos seleccionados dependen del juicio del auditor, que incluye la evaluación del riesgo de que los estados financieros contengan representaciones erróneas de importancia relativa, ya sea como resultado de fraude o error. Al efectuar esta evaluación de riesgo, el auditor toma en consideración el control interno relevante de la Compañía en la preparación y presentación razonable de los estados financieros a fin de diseñar procedimientos de auditoria apropiados a las circunstancias, pero no con el propósito de expresar una opinión sobre la efectividad del control interno de la entidad. Una auditoria también comprende la evaluación de que los principios de contabilidad aplicados son apropiados y que las estimaciones contables realizadas por la gerencia son razonables, así como una evaluación de la presentación general de los estados financieros.

Partida No. 11028527
Registro de Personas Jurídicas de Lima
Capital pagado S/. 1,045,000.00

PRICEWATERHOUSECOOPERS

26 de febrero de 2007
Ferreyros S.A.A.

Consideramos que la evidencia de auditoria que hemos obtenido es suficiente y apropiada para proporcionarnos una base para nuestra opinión de auditoria.

Opinión

En nuestra opinión, los estados financieros antes indicados presentan razonablemente, en todos sus aspectos significativos, la situación financiera de **Ferreyros S.A.A. y subsidiarias** al 31 de diciembre de 2006 y al 31 de diciembre de 2005, los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas de acuerdo con principios de contabilidad generalmente aceptados en el Perú.

Dongo Soria Gaveglio

Refrendado por

------------------------------(socio)
Arnaldo Alvarado L.
Contador Público Colegiado
Matrícula No.7576

FERREYROS S.A.A. Y SUBSIDIARIAS

BALANCE GENERAL CONSOLIDADO (Notas 1, 2, 3, 4 y 26)

ACTIVO	Al 31 de diciembre de	
	2006	2005
	S/.000	S/.000
ACTIVO CORRIENTE		
Caja y bancos (Nota 5)	48,761	17,189
Cuentas por cobrar comerciales (Nota 6)	315,270	259,723
Otras cuentas por cobrar (Nota 7)	13,280	18,605
Existencias (Nota 8)	402,508	297,697
Gastos pagados por anticipado	5,493	6,168
Total del activo corriente	785,312	599,382
CUENTAS POR COBRAR COMERCIALES A LARGO PLAZO (Nota 6)	40,754	41,535
IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS (Nota 9)	7,761	11,301
INVERSIONES EN VALORES (Nota 10)	20,826	17,749
INMUEBLES, MAQUINARIA Y EQUIPO (Nota 11)	267,292	226,159
OTROS ACTIVOS	395	763
	1,122,340	896,889

PASIVO Y PATRIMONIO NETO	Al 31 de diciembre de	
	2006	2005
	S/.000	S/.000
PASIVO CORRIENTE		
Sobregiros y préstamos bancarios (Nota 12)	194,652	81,369
Cuentas por pagar comerciales (Nota 13)	151,613	125,067
Otras cuentas por pagar (Nota 14)	109,073	64,178
Parte corriente de deudas a largo plazo (Nota 15)	92,996	91,451
Total del pasivo corriente	548,334	362,065
DEUDAS A LARGO PLAZO (Nota 15)	164,061	214,337
INGRESOS DIFERIDOS	10,889	5,669
PATRIMONIO NETO (Nota 16)		
Capital	284,196	266,178
Excedente de revaluación	15,937	12,303
Reserva legal	13,088	10,073
Resultados acumulados	85,835	26,264
	399,056	314,818
SITUACION TRIBUTARIA (Nota 17)		
CONTINGENCIAS Y COMPROMISOS (Nota 18)		
	1,122,340	896,889

Las notas que se acompañan de la página 8 a la 34 forman parte de los estados financieros.

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO (Notas 1, 2, 3, 4 y 26)

	Por el año terminado el 31 de diciembre de	
	2006	**2005**
	S/.000	**S/.000**
Ventas netas	1,430,924	1,083,642
Costo de ventas (Nota 19)	(1,104,407)	(821,257)
	326,517	262,385
Otros ingresos operacionales	3,126	3,437
	329,643	265,822
Gastos de administración (Nota 20)	70,999	73,403
Gastos de venta (Nota 21)	110,774	95,409
	181,773	168,812
Utilidad de operación	147,870	97,010
Otros ingresos (gastos):		
Ingresos financieros (Nota 22)	34,235	25,376
Gastos financieros (Nota 23)	(34,361)	(32,547)
Diferencia en cambio, neta	18,591	(10,798)
Diversos, neto (Nota 24)	(9,301)	(23,074)
	9,164	(41,043)
Utilidad antes de participación de los trabajadores e impuesto a la renta	157,034	55,967
Participación de los trabajadores (Notas 9 y 17)	(13,324)	(5,704)
Impuesto a la renta (Notas 9 y 17)	(46,164)	(20,196)
Utilidad neta del año	97,546	30,067
Utilidad básica por acción (Nota 25)	0.378	0.116

Las notas que se acompañan de la página 8 a la 34 forman parte de los estados financieros.

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE CAMBIOS EN EL PATRIMONIO NETO (Nota 16)
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2006
Y EL 31 DE DICIEMBRE DE 2005

	Capital	Excedente de revaluación	Reserva legal	Resultados acumulados	Total
	S/.000	S/.000	S/.000	S/.000	S/.000
Saldos al 1 de enero de 2005	251,550	10,267	7,317	24,011	293,145
Distribución de dividendos	-	-	-	(11,989)	(11,989)
Capitalización de resultados acumulados	14,628	(1,559)	-	(13,069)	-
Revaluación voluntaria	-	3,595	-	-	3,595
Transferencia a la reserva legal	-	-	2,756	(2,756)	-
Utilidad neta del año	-	-	-	30,067	30,067
Saldos al 31 de diciembre de 2005	266,178	12,303	10,073	26,264	314,818
Distribución de dividendos	-	-	-	(13,308)	(13,308)
Capitalización de resultados acumulados	18,018	(4,199)	-	(13,819)	-
Transferencia de resultados acumulados	-	7,833	-	(7,833)	-
Transferencia a la reserva legal	-	-	3,015	(3,015)	-
Utilidad neta del año	-	-	-	97,546	97,546
Saldos al 31 de diciembre de 2006	284,196	15,937	13,088	85,835	399,056

Las notas que se acompañan de la página 8 a la 34 forman parte de los estados financieros.

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE FLUJOS DE EFECTIVO (Notas 2 y 27)

	Por el año terminado el 31 de diciembre de	
	2006	2005
	S/.000	S/.000
ACTIVIDADES DE OPERACION		
Cobranza a clientes	1,484,293	911,303
Otros cobros relativos a la actividad	54,425	27,907
Pago a proveedores	(1,283,334)	(893,089)
Pago de remuneraciones y beneficios sociales	(161,326)	(140,609)
Pago de tributos	(44,376)	(24,168)
Otros pagos relativos a la actividad	(1,581)	(139)
Efectivo neto provisto por (aplicado a) las actividades de operación	48,101	(118,795)
ACTIVIDADES DE INVERSION		
Venta de inmuebles, maquinaria y equipo	16,737	14,368
Compra de inmuebles, maquinaria y equipo	(42,435)	(13,730)
Venta de inversiones en valores	142	1,041
Cobros de otras inversiones en valores	2,377	1,584
Compra de inversiones en valores	(3,654)	-
Adición de otros activos	(323)	-
Cobro y desarrollo de intangibles	(33)	(16)
Otros cobros relativos a la actividad	22	-
Efectivo neto (aplicado a) provisto por las actividades de inversión	(27,167)	3,247
ACTIVIDADES DE FINANCIAMIENTO		
Titulización de cuentas por cobrar	-	52,856
Sobregiros y préstamos bancarios, neto	110,170	46,247
Deudas a largo plazo, neto	(48,117)	44,248
Intereses de sobregiros y préstamos bancarios, y deudas a largo plazo	(32,440)	(31,705)
Dividendos pagados	(19,123)	(11,989)
Otros cobros relativos a la actividad	148	1,278
Efectivo neto provisto por las actividades de financiamiento	10,638	100,935
Aumento neto (disminución neta) del efectivo	31,572	(14,613)
Saldo del efectivo al inicio del año	17,189	31,802
Saldo del efectivo al final del año	48,761	17,189

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE FLUJOS DE EFECTIVO (Continuación)

	Por el año terminado el 31 de diciembre de	
	2006	2005
	S/.000	S/.000
CONCILIACION DEL RESULTADO NETO CON EL FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE OPERACION		
Utilidad neta del año	97,546	30,067
Ajustes para conciliar la utilidad neta con el flujo de efectivo de las actividades de operación:		
Provisión para cuentas de cobranza dudosa	1,345	8,425
Recuperación de provisión de cuentas de cobranza dudosa	(564)	(76)
Provisión para desvalorización de existencias	12,110	11,418
Recuperación de provisión para desvalorización de existencias	(18,946)	(6,624)
Provisión para desvalorización de inmuebles	5,041	7,954
Otras provisiones	8,982	5,101
Valorización de inversiones en valores	(2,091)	-
Utilidad en venta de inmuebles, maquinaria y equipo	(1,145)	(5,934)
Depreciación y amortización	32,584	35,306
Gastos financieros	28,622	30,727
Remuneraciones al Directorio	7,765	2,508
Participación de los trabajadores	8,114	5,159
Impuesto a la renta y participación de los trabajadores diferidos	5,954	(5,391)
Otros	(4,237)	(2,908)
Cambios netos en activos y pasivos:		
Cuentas por cobrar comerciales	(56,123)	(76,924)
Otras cuentas por cobrar	2,403	11,012
Existencias	(99,978)	(71,199)
Gastos pagados por anticipado	185	(440)
Cuentas por pagar comerciales	20,104	(99,284)
Otras cuentas por pagar	430	2,308
Efectivo neto provisto por (aplicado a) las actividades de operación	48,101	(118,795)

Las notas que se acompañan de la página 8 a la 34 forman parte de los estados financieros.

1 ACTIVIDAD ECONOMICA

Ferreyros S.A.A. (en adelante la Compañía) se constituyó en la ciudad de Lima en setiembre de 1922 con el nombre de Enrique Ferreyros y Cía. Sociedad en Comandita. Posteriormente, efectuó diversos cambios de denominación hasta junio de 1998, cuando modificó su estatuto social a fin de adecuarlo a la Nueva Ley General de Sociedades, por el cual su nueva denominación es Ferreyros Sociedad Anónima Abierta (Ferreyros S.A.A.). Su domicilio legal es Avenida Industrial 675, Lima y cuenta con oficinas en Piura, Chiclayo, Trujillo, Chimbote, Huaraz, Ica, Arequipa, Cusco, Cajamarca, Cerro de Pasco y Huancayo. Su actividad principal es la importación y venta de maquinaria, equipos y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de taller.

El personal utilizado por la Compañía y subsidiarias para desarrollar sus actividades, al inicio y al final del año 2006, comprendió 50 funcionarios, 874 empleados y 915 obreros, y 51 funcionarios, 969 empleados y 1211 obreros, respectivamente.

A continuación se presentan los principales saldos de las empresas que conforman los estados financieros consolidados al 31 de diciembre de 2006 y 2005 con indicación del porcentaje de participación que la Compañía tiene en ellas, directa o indirectamente a dicha fecha, así como información relevante al respecto:

		Porcentaje de participación		En miles de nuevos soles					
				Activos		Patrimonio neto		Utilidad (pérdida) neta del año	
Entidad	**Actividad**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Ferreyros S.A.A.	Compra-venta de Maquinaria y servicios de taller	-	-	1,005,787	840,368	399,162	314,908	97,562	30,142
Unimaq S.A.	Venta de Maquinaria y repuestos	100.00	100.00	71,301	42,586	13,135	10,633	2,502	1,608
Orvisa S.A. y subsidiarias	Compra y venta de maquinaria	100.00	100.00	67,270	44,393	28,345	22,239	6,106	5,821
Domingo Rodas S.A.	Crianza y venta de langostinos	100.00	100.00	22,254	21,911	13,386	13,378	8	258
Fiansa Sociedad Anónima	Servicios de metal mecánica	100.00	100.00	16,957	20,707	2,758	4,823	(2,073)	(1,866)
Motorindustria S.A.	Servicios de Reconstrucción de piezas	100.00	100.00	2,965	27,942	2,722	24,044	340	3,768
Depósitos Efe S.A.	Servicios de almacenaje	100.00	100.00	2,486	2,292	2,382	2,119	264	479

Entidad	Actividad	Porcentaje de partici-pación 2006	2005	En miles de nuevos soles Activos 2006	2005	Patrimonio neto 2006	2005	Utilidad (pérdida) neta del año 2006	2005
Ferrenergy S.A.C.	Compra, venta y suministro de energía	50.00	-	14,182	-	1,137	-	(513)	-
Consorcio CERES	Servicio de carguío y acarreo de minerales	50.00	-	2,078	-	348	-	362	-

Adquisición de empresa -

El 30 de noviembre de 2006 la Compañía suscribió un contrato de adquisición del 100% de las acciones de la empresa Mega Caucho Representaciones S.A.C., empresa que se dedica principalmente a la venta, distribución y servicio de neumáticos de la marca Good Year, con el objeto de desarrollar y atender el mercado de minería subterránea. La transferencia de las acciones se llevó a cabo el 2 de enero de 2007.

2 RESUMEN DE PRINCIPALES POLITICAS CONTABLES

Las principales políticas contables aplicadas en la preparación de los estados financieros se detallan a continuación. Estas políticas han sido aplicadas uniformemente en todos los años presentados, a menos que se indique lo contrario.

a) Base de preparación -

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIIF incorporan a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41, de las NIIF de la 1 a la 6 y de las SIC de la 1 a la 33. A la fecha están pendientes de oficialización las NIIF 7 y 8 y todos los pronunciamientos del actual Comité de Interpretaciones IFRIC.

Los estados financieros han sido preparados de acuerdo con el principio de costo histórico, modificado por la revaluación de terrenos, la valuación a valores razonables de las inversiones disponibles para la venta y el valor patrimonial proporcional de las inversiones en subsidiarias, asociadas y negocios conjuntos.

La variación en el poder adquisitivo de la moneda peruana en los años 2006 y 2005 con referencia al índice de precios al por mayor, de acuerdo con estadísticas oficiales, ha sido de 1.3% y 3.6%, respectivamente.

La preparación de los estados financieros de acuerdo con principios de contabilidad requiere el uso de ciertos estimados contables críticos. También requiere que la Gerencia ejerza su juicio en el proceso de aplicación de las políticas contables de la Compañía. Los estimados y criterios contables críticos se describen en la Nota 4.

Pronunciamientos contables -

El Consejo Normativo de Contabilidad oficializó a partir de 2006 la aplicación de las NIIF de la 1 a la 6 así como de las revisiones de ciertas NIC.

La adopción de la NIC 39 (revisada en el 2003) ha resultado en un cambio en la política contable relacionada con las inversiones disponibles para la venta cuyas ganancias y/o pérdidas no realizadas son registradas en una cuenta patrimonial; hasta el 2005 se registraban en resultados.

Nuevos pronunciamientos contables

Ciertas normas y modificaciones han sido emitidas y se encuentran vigentes a nivel internacional para períodos posteriores al 31 de diciembre de 2006. Estas normas se encuentran pendientes de ser oficializadas por el Consejo Normativo de Contabilidad. Aquellas que podrían ser aplicables a la Compañía son la NIIF 4 - Contratos de Seguros, NIIF 7 - Instrumentos financieros: Revelaciones, y una modificación complementaria a la NIC 1, Presentación de estados financieros – revelaciones sobre capital (vigentes a nivel internacional a partir del 1 de enero de 2007).

La Compañía se encuentra en proceso de evaluar el impacto que tendrán estar normas sobre los estados financieros.

b) Estados financieros consolidados -

Los estados financieros consolidados incluyen los activos, pasivos, patrimonio neto, ingresos y gastos y flujos de efectivo de Ferreyros S.A.A. y los de sus subsidiarias, después de eliminar todos los saldos y las transacciones de importancia entre las compañías del Grupo.

Las subsidiarias son todas las entidades sobre las que la Compañía tiene el poder de gobernar sus políticas operativas y financieras generalmente por ser propietaria de más de la mitad de sus acciones con derecho a voto. Las subsidiarias se consolidan desde la fecha en que su control es transferido a la Compañía, es decir desde la fecha en que las subsidiarias fueron constituidas por la Compañía. Estas no se consolidan desde la fecha en la que el control cesa.

En adición, los estados financieros consolidados incluyen los activos, pasivos, ingresos y gastos de las asociaciones en participación en las cuales la Compañía tiene participación y posee control mancomunado.

c) Traducción de moneda extranjera -

Moneda funcional y de presentación:

Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía.

Transacciones y saldos:

Las transacciones en moneda extranjera se traducen a la moneda funcional usando los tipos de cambio vigentes a las fechas de las transacciones.

Las ganancias y pérdidas por diferencias en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del año de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

d) Instrumentos financieros -

Los instrumentos financieros corresponden a los contratos que dan lugar, simultáneamente, a un activo financiero en una empresa y a un pasivo financiero o a un instrumento de capital en otra empresa. En el caso de la Compañía, los instrumentos financieros corresponden a instrumentos primarios como son cuentas por cobrar, cuentas por pagar y las acciones representativas de capital en otras empresas.

Los instrumentos financieros se clasifican como de pasivo o de capital de acuerdo con la sustancia del acuerdo contractual que les dio origen. Los intereses, los dividendos, las ganancias y las pérdidas generadas por un instrumento financiero clasificado como de pasivo, se registran como gastos o ingresos en el estado de ganancias y pérdidas. Los pagos a los tenedores de los instrumentos financieros registrados como de capital, se registran directamente en el patrimonio neto. Los instrumentos financieros se compensan cuando la Compañía tiene el derecho legal de compensarlos y la Gerencia tiene la intención de cancelarlos sobre una base neta, o de realizar el activo y cancelar el pasivo simultáneamente.

El valor razonable es el monto por el que un activo puede ser intercambiado entre un comprador y un vendedor debidamente informados, o puede ser cancelada una obligación, entre un deudor y un acreedor con suficiente información, bajo los términos de una transacción de libre competencia.

La Compañía clasifica sus instrumentos financieros como préstamos y cuentas por cobrar y activos financieros disponibles para la venta. La Gerencia determina la clasificación de sus instrumentos financieros en la fecha de su reconocimiento inicial y reevalúa esta clasificación a la fecha de cada cierre.

i) Préstamos y cuentas por cobrar -

Los préstamos y las cuentas por cobrar son activos financieros no derivados con pagos fijos o determinables que no son cotizados en un mercado activo. Surgen cuando la Compañía provee dinero, bienes o servicios directamente a un deudor sin intención de negociar la cuenta por cobrar. Se incluyen en el activo corriente, salvo por los de vencimientos mayores a 12 meses después de la fecha del balance general. Estos últimos se clasifican como activos no corrientes. Los préstamos y las cuentas por cobrar se incluyen en cuentas por cobrar comerciales y cuentas por cobrar diversas en el balance general.

ii) Activos financieros disponibles para la venta -

Los activos financieros disponibles para la venta son activos financieros patrimoniales no derivados que se designan en esta categoría. Estos activos se muestran como activos no corrientes a menos que la Gerencia tenga intención expresa de vender la inversión dentro de los 12 meses contados a partir de la fecha del balance general. Las inversiones disponibles para la venta son inicialmente registradas al costo de adquisición y subsecuentemente son valuadas a su valor razonable.

Las compras y ventas de inversiones se reconocen a la fecha de la negociación, fecha en la que la Compañía se compromete a comprar o vender el activo. Las inversiones se reconocen

inicialmente a su valor razonable más los costos de transacción. Las inversiones se dejan de reconocer cuando los derechos a recibir flujos de efectivo de las inversiones han expirado o han sido transferidos y la Compañía ha transferido sustancialmente todos los riesgos y beneficios derivados de su propiedad.

Las ganancias y pérdidas no realizadas que surgen de cambios en el valor razonable de valores no monetarios clasificados como disponibles para la venta, se reconocen en el patrimonio. Cuando los valores clasificados como disponibles para la venta se venden o se desvalorizan, los ajustes a valor razonable acumulados se incluyen en el estado de ganancias y pérdidas como ganancias o pérdidas en inversiones en valores.

Los valores razonables de las inversiones con cotización bursátil se basan en precios vigentes ofrecidos.

La Compañía evalúa a cada fecha del balance general si existe evidencia objetiva de la desvalorización de un activo financiero o grupo de activos financieros.

En el caso de instrumentos patrimoniales clasificados como disponibles para la venta, se considera su disminución significativa o prolongada en el valor razonable del activo por debajo de su costo para determinar si se han desvalorizado. Si existe tal evidencia para los instrumentos disponibles para la venta, la pérdida acumulada, que corresponde a la diferencia entre el costo de adquisición y el valor razonable, menos cualquier pérdida por deterioro en ese activo financiero, se retira del patrimonio neto y se le reconoce en el estado de ganancias y pérdidas.

e) Efectivo y equivalentes de efectivo -

El efectivo y equivalentes de efectivo comprenden el efectivo disponible, los depósitos a la vista y cuentas corrientes en bancos.

f) Cuentas por cobrar comerciales y cuentas por cobrar diversas -

Las cuentas por cobrar se reconocen a su valor razonable menos la provisión por deterioro. La provisión por deterioro de las cuentas por cobrar se establece cuando existe evidencia objetiva de que la Compañía no podrá cobrar todos los montos vencidos de acuerdo a los términos originales de las cuentas por cobrar. El monto de la provisión se reconoce en el estado de ganancias y pérdidas. Las cuentas incobrables se castigan cuando se identifican como tales.

g) Existencias -

Las existencias se registran al costo o a su valor neto de realización el que resulte menor, sobre la base del método de identificación específica, excepto repuestos que se registran por el método del costo promedio ponderado. El costo de las existencias excluye los gastos de financiamiento y las diferencias en cambio. Las existencias por recibir se registran al costo por el método de identificación específica. El valor neto de realización es el precio de venta estimado en el curso normal de las operaciones del negocio, menos los gastos necesarios para la venta.

h) Inmuebles, maquinaria y equipo y depreciación -

Los terrenos y edificios comprenden sustancialmente las plantas, locales de venta y oficinas. Los terrenos se muestran a su valor razonable, sobre la base de tasaciones periódicas, efectuadas al

menos cada seis años, por tasadores independientes. Las demás partidas de la cuenta inmuebles, maquinaria y equipo se registran al costo histórico menos la depreciación subsiguiente y el importe acumulado de las pérdidas por deterioro en su valor. El costo histórico incluye los desembolsos directamente atribuibles a la adquisición de estas partidas.

Los costos subsecuentes se incluyen en el valor en libros del activo o se reconocen como un activo separado, según corresponda, sólo cuando es probable que beneficios económicos futuros asociados con el activo, se generen para la Compañía y el costo de estos activos puede ser medido razonablemente. Los gastos de mantenimiento y reparación se cargan al estado de ganancias y pérdidas en el período en el que estos gastos se incurren.

Los aumentos en el valor en libros producto de la revaluación de los terrenos se acreditan a la cuenta excedente de revaluación en el patrimonio. Las disminuciones que revierten aumentos previos al mismo activo son cargados directamente contra la cuenta excedente de revaluación en el patrimonio; todas las demás disminuciones se cargan al estado de ganancias y pérdidas. El excedente de revaluación incluido en el patrimonio neto podrá ser transferido directamente a la cuenta de resultados acumulados, cuando se produzca la baja del activo correspondiente.

Los terrenos no se deprecian. La depreciación de otros activos se calcula por el método de línea recta y en función a horas-máquina utilizadas para asignar su costo o su monto revaluado menos su valor residual durante el estimado de su vida útil como sigue:

	Años
Edificios y otras construcciones	33
Instalaciones	10
Maquinaria y equipo	5 y 10
Maquinaria y equipo de alquiler	(*)
Unidades de transporte	5
Vehículos de alquiler	(*)
Muebles y enseres	4 y 10

(*) En función a horas - máquina utilizadas.

Los valores residuales y la vida útil de los activos se revisan y ajustan, de ser necesario, a la fecha de cada balance general.

El valor en libros de un activo se castiga inmediatamente a su valor recuperable si el valor en libros del activo es mayor que el valor recuperable de los activos. Los activos se someten a pruebas de deterioro cuando se producen eventos o circunstancias que indican que el valor en libros podría no ser recuperable. El valor recuperable de los activos corresponde al monto neto que se obtendría de su venta o su valor en uso, el mayor.

Las ganancias y pérdidas por la venta de activos corresponden a la diferencia entre los ingresos de la transacción y el valor en libros de los activos. Estas se incluyen en el estado de ganancias y pérdidas.

i) Alquiler de maquinaria, equipo y unidades de transporte -

La maquinaria, equipo y unidades de transporte arrendados a terceros a través de contratos de arrendamiento operativo se muestran en el rubro Inmuebles, maquinaria y equipo del balance

general, calculándose su correspondiente depreciación en función a horas-máquina utilizadas. Cuando se cumple el ciclo de alquiler, estos activos son transferidos al rubro Existencias para su acondicionamiento y posterior venta. El ingreso por alquileres se reconoce en función a las horas-máquina utilizadas mensualmente durante el plazo del contrato.

j) Contratos de arrendamiento financiero -

Los contratos de arrendamiento de maquinarias y equipos se registran de acuerdo con el método financiero, registrándose el monto del arrendamiento como un activo y una obligación, y cargándose a resultados los correspondientes gastos financieros y la depreciación de los activos, en el período en que se devengan. La depreciación de estos bienes es calculada por el método de horas-máquina utilizadas.

k) Intangibles -

Los costos que están directamente asociados con programas de computación que brindarán beneficios económicos futuros mayores que su costo en más de un año, se reconocen como activos intangibles y se incluyen en el rubro Otros activos en el balance general. Estos costos se amortizan por el método de línea recta en el estimado de su vida útil que es de 4 años.

l) Deudas a largo plazo y préstamos bancarios -

La deuda a largo plazo y préstamos bancarios se reconocen inicialmente a su valor razonable, neto de los costos de transacción incurridos; posteriormente, se registran a su costo amortizado. Cualquier diferencia entre los fondos recibidos (neto de los costos de transacción) y el valor de redención se reconoce en el estado de ganancias y pérdidas durante el periodo de vigencia del préstamo y/o de las obligaciones emitidas usando el método del interés efectivo.

m) Impuesto a la renta -

El impuesto a la renta corriente se determina y registra de acuerdo con la legislación tributaria aplicable a la Compañía.

El impuesto a la renta diferido se provisiona en su totalidad, usando el método del balance general, sobre las diferencias temporales que surgen entre las bases tributarias de activos y pasivos y sus respectivos valores mostrados en los estados financieros. El impuesto a la renta diferido se determina usando tasas tributarias que han sido promulgadas a la fecha del balance general y que se espera serán aplicables cuando el impuesto a la renta diferido activo se realice o el impuesto a la renta pasivo se pague.

Los impuestos a la renta diferidos activos se reconocen en la medida que sea probable que se produzcan beneficios tributarios futuros contra los que se puedan usar las diferencias temporales.

n) Provisiones para beneficios a los trabajadores -

Participación en las utilidades

La Compañía reconoce un pasivo y un gasto por participación de los trabajadores en las utilidades sobre la base del 8% de la materia imponible determinada de acuerdo con la legislación tributaria vigente.

Vacaciones al personal

Las vacaciones anuales del personal y otras ausencias remuneradas se reconocen sobre la base del devengado. La provisión por la obligación estimada por vacaciones anuales y otras ausencias remuneradas del personal resultantes de servicios prestados por los empleados se reconoce a la fecha del balance general.

Compensación por tiempo de servicios

La provisión por tiempo de servicios del personal se constituye por el íntegro de los derechos indemnizatorios de acuerdo con la legislación vigente, y se muestra neta de los depósitos efectuados con carácter cancelatorio, en la institución del sistema financiero elegida por los trabajadores.

o) Provisiones -

Las provisiones se reconocen cuando la Compañía tiene una obligación presente legal o asumida como resultado de eventos pasados, es más que probable que se requerirá de la salida de recursos para pagar la obligación y el monto ha sido estimado confiablemente. No se reconoce provisiones para futuras pérdidas operativas.

Cuando existen varias obligaciones similares, la probabilidad de que se requiera de salidas de recursos para su pago se determina considerando la clase de obligación como un todo. Se reconoce una provisión aun cuando la probabilidad de la salida de recursos respecto de cualquier partida específica incluida en la misma clase de obligaciones sea muy pequeña.

p) Distribución de dividendos -

La distribución de dividendos a los accionistas de la Compañía se reconoce como pasivo en los estados financieros en el periodo en el que los dividendos son aprobados por los accionistas de la Compañía.

q) Contingencias -

Los pasivos contingentes no se reconocen en los estados financieros y se exponen en notas a los estados financieros, a menos que su ocurrencia sea remota. Los activos contingentes no se reconocen en los estados financieros y se revelan sólo si es probable su realización.

r) Utilidad básica por acción -

La utilidad por acción básica se calcula dividiendo la utilidad neta, entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Al 31 de diciembre de 2006 y 2005, la Compañía no tiene instrumentos financieros con efecto dilutivo, por lo que la utilidad básica y diluida es la misma.

s) Reconocimiento de ingresos por venta -

Los ingresos comprenden el valor razonable de los ingresos por venta de servicios, neto de impuestos a las ventas, rebajas y descuentos. Los ingresos se reconocen como sigue:

- Los ingresos por venta de máquinas, motores, automotores y repuestos se reconocen cuando se transfieren al comprador todos los riesgos y beneficios inherentes a la propiedad de los mismos. Los ingresos por servicios de taller se reconocen cuando el servicio ha sido brindado.

- Los ingresos por servicios de mantenimiento y reparación y alquiler de maquinaria y equipo se reconocen en el ejercicio en que se prestan los servicios correspondientes.

Otros ingresos de la Compañía se reconocen de la siguiente manera:

- Ingresos por alquileres e intereses de financiamiento de ventas a plazo: sobre la base del devengado.
- Ingresos por comisiones de pedido directo: cuando el proveedor atiende el pedido.
- Ingresos por intereses financieros: sobre la base del rendimiento efectivo.
- Ingresos por dividendos: cuando se establece el derecho de la Compañía de recibir su pago y se acreditan al costo de la inversión.

t) Información por segmento de negocio -

Un segmento de negocio es un grupo de activos dedicados a proveer productos o servicios que están sujetos a riesgos y beneficios que son diferentes a los de otros segmentos de negocios.

3 ADMINISTRACION DE RIESGOS FINANCIEROS

Las actividades de la Compañía la exponen a una variedad de riesgos financieros: riesgo de tipo de cambio, riesgo de tasa de interés, riesgo crediticio y riesgo de liquidez. El programa general de administración de riesgos de la Compañía se concentra principalmente en lo impredecible de los mercados financieros y trata de minimizar potenciales efectos adversos en el desempeño financiero de la Compañía. Los riesgos financieros con potenciales efectos adversos son permanentemente evaluados por el Directorio y la Gerencia de la Compañía, a efectos de minimizarlos. A continuación se presentan los riesgos financieros a los que está expuesta la Compañía:

Riesgo de tipo de cambio

Tanto las ventas como las compras y gastos operativos son sustancialmente efectuadas por la Compañía en dólares estadounidenses, reduciendo así el riesgo de verse afectada por las variaciones en los tipos de cambio en relación con el nuevo sol. En este contexto la Compañía cubre su exposición al riesgo en la variación en los tipos de cambio a través del mantenimiento de activos expresados en dólares estadounidenses.

Los saldos en moneda extranjera al 31 de diciembre se resumen como sigue:

	2006 US$000	2005 US$000
Activo		
Caja y bancos	12,916	3,726
Cuentas por cobrar comerciales	110,633	85,343
Otras cuentas por cobrar	1,099	3,861
Van:	124,648	92,930

	2006 US$000	2005 US$000
Vienen:	124,648	92,930
Pasivo		
Sobregiros y préstamos bancarios	56,472	23,040
Cuentas por pagar comerciales	44,650	34,811
Otras cuentas por pagar	21,192	7,708
Deudas a largo plazo	78,000	88,138
	200,314	153,697
Pasivo neto	75,666	60,767

El riesgo de cambio del pasivo neto en moneda extranjera se cubre económicamente con las existencias y la flota de alquiler, cuyos precios de venta se fijan en dólares estadounidenses.

Al 31 de diciembre del 2006, los tipos de cambio utilizados por la Compañía para el registro de los saldos en moneda extranjera han sido de S/.3.194 y de S/.3.197 por US$1 para los activos y pasivos, respectivamente (al 31 de diciembre del 2005, S/.3.429 y S/.3.431 por US$1 para los activos y pasivos, respectivamente).

Al 31 de diciembre del 2006, la Compañía registró una ganancia neta por diferencia en cambio por S/.18.6 millones (pérdida neta por diferencia en cambio de S/.10.8 millones en el 2005).

Riesgo de tasa de interés

Los ingresos y los flujos de caja operativos de la Compañía son sustancialmente independientes de los cambios en las tasas de interés del mercado. Adicionalmente, la Gerencia de la Compañía obtiene financiamiento a tasas de interés fijas y variables, las mismas que son pactadas de acuerdo con las condiciones de mercado.

Riesgo crediticio

La Compañía no tiene riesgos significativos de concentración de crédito, habiendo establecido políticas para asegurar que la venta de bienes y servicios se efectúan a clientes con adecuada historia de crédito. En forma adicional, la Compañía establece garantías sobre los bienes vendidos y, cuando es aplicable, garantías adicionales.

Riesgo de liquidez

La administración prudente del riesgo de liquidez implica mantener suficiente efectivo y equivalentes de efectivo y la posibilidad de comprometer y/o tener comprometido financiamiento a través de una adecuada cantidad de fuentes de crédito. La Compañía suele mantener adecuados niveles de efectivo y equivalentes de efectivo y de líneas de crédito disponibles, debido a la política de diversificación de sus fuentes de financiamiento.

Estimación del valor razonable

La Gerencia estima que los valores en libros de los instrumentos financieros de la Compañía (activos y pasivos corrientes, préstamos y deuda a largo plazo) al 31 de diciembre de 2006 y 2005 no difiere significativamente de sus valores razonables, por lo que, la revelación de dicha

información no es relevante para una adecuada interpretación de la situación financiera de la Compañía a esas fechas.

4 ESTIMADOS Y CRITERIOS CONTABLES CRITICOS

Los estimados y criterios usados son continuamente evaluados y se basan en la experiencia histórica y otros factores, incluyendo la expectativa de ocurrencia de eventos futuros que se consideran razonables de acuerdo con las circunstancias.

La Compañía efectúa estimaciones y supuestos respecto del futuro. Las estimaciones contables resultantes, por definición, muy pocas veces serán iguales a los respectivos resultados reales. Las estimaciones y supuestos que tienen un riesgo significativo de causar un ajuste material a los saldos de los activos y pasivos en los próximos años corresponden a impuestos, ya que la determinación de las obligaciones y gastos por impuestos requiere de interpretaciones de la legislación tributaria aplicable. La Compañía cuenta con asesoría profesional en materia tributaria al momento de tomar alguna decisión sobre asuntos tributarios. Aun cuando la Gerencia considera que sus estimaciones en materia tributaria son prudentes y conservadoras, pueden surgir discrepancias con la administración tributaria en la interpretación de normas que requieran de ajustes por impuestos en el futuro.

5 CAJA Y BANCOS

Al 31 de diciembre este rubro comprende:

	2006 S/.000	2005 S/.000
Depósitos a plazo	16,609	1,028
Cuentas corrientes	28,624	15,077
Fondo fijo	3,528	1,084
	48,761	17,189

Los depósitos a plazo en moneda extranjera son de vencimiento corriente y generan intereses a tasas promedio de mercado.

6 CUENTAS POR COBRAR COMERCIALES

Al 31 de diciembre este rubro comprende:

	2006			2005		
	Corriente S/.000	Largo plazo S/.000	Total S/.000	Corriente S/.000	Largo plazo S/.000	Total S/.000
Facturas y letras	371,271	45,249	416,520	318,438	45,432	363,870
Intereses diferidos	(11,707)	(4,495)	(16,202)	(11,083)	(3,897)	(14,980)
Provisión para cuentas de cobranza dudosa	(44,294)	-	(44,294)	(47,632)	-	(47,632)
	315,270	40,754	356,024	259,723	41,535	301,258

Las cuentas por cobrar comerciales se encuentran garantizadas con las existencias vendidas y, en algunos casos, dependiendo de la importancia de la transacción, se solicitan garantías adicionales. Dichas cuentas por cobrar no devengan intereses, con excepción de las letras por cobrar que devengan un interés anual y comisión de cobranza entre 14% y 16%.

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2006 S/.000	2005 S/.000
Saldo inicial	47,632	81,849
Adiciones del año	1,333	7,533
Aplicaciones por anulaciones de ventas	(864)	(608)
Castigos	(1,821)	(42,853)
Diferencia en cambio	(2,060)	3,358
Otros ajustes	74	(1,647)
Saldo final	44,294	47,632

El detalle de la antigüedad de las cuentas por cobrar es el siguiente:

	2006 S/.000	2005 S/.000
Vigentes	302,434	298,042
Vencidas hasta 30 días	60,615	11,502
Vencidas mayores a 31 días	53,471	54,326
	416,520	363,870

Las cuentas por cobrar vencidas mayores a 180 días al 31 de diciembre del 2006 y del 2005, tienen una provisión para cuentas de cobranza dudosa de S/.44.3 millones y S/.47.6 millones, respectivamente.

7 OTRAS CUENTAS POR COBRAR

Al 31 de diciembre este rubro comprende:

	2006 S/.000	2005 S/.000
Cuentas por cobrar al personal	3,255	2,327
CAT Américas	2,892	2,497
Crédito fiscal del impuesto general a las ventas	2,432	5,271
Reintegros tributarios	1,674	1,282
Obras de Ingeniería S.A.	932	1,983
Letras por cobrar	760	941
Reintegros por derechos aduaneros	722	784
Reclamos a terceros	308	1,154
Adelanto a proveedores	156	593
Diversas	3,586	5,087
	16,717	21,919
Provisión para cuentas de cobranza dudosa	(3,437)	(3,314)
	13,280	18,605

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2006	2005
	S/.000	S/.000
Saldo inicial	3,314	8,774
Adiciones del año	364	892
Castigos	-	(5,683)
Diferencia en cambio	(241)	(669)
Saldo final	3,437	3,314

8 EXISTENCIAS

Al 31 de diciembre este rubro comprende:

	2006	2005
	S/.000	S/.000
Máquinas, motores y automotores	155,078	145,782
Repuestos	108,490	97,590
Servicios de taller en proceso	23,237	21,043
Mercadería	22,560	13,958
Productos en proceso	3,472	5,506
Materias primas y material de empaque	3,632	6,152
Existencias por recibir	98,547	26,884
	415,016	316,915
Provisión para desvalorización de existencias	(12,508)	(19,218)
	402,508	297,697

El movimiento anual de la provisión para desvalorización de existencias fue el siguiente:

	2006	2005
	S/.000	S/.000
Saldo inicial	19,218	14,424
Adiciones del año	12,242	11,418
Aplicaciones por ventas	(18,952)	(6,624)
Saldo final	12,508	19,218

9 IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS

Al 31 de diciembre este rubro comprende:

	2006	2005
	S/.000	S/.000
Impuesto a la renta	6,047	8,940
Participación de los trabajadores	1,714	2,361
	7,761	11,301

Las partidas temporales que dan origen al impuesto a la renta y participación de los trabajadores diferidos activo son las siguientes:

	Al 1 de enero de 2006 S/.000	Adiciones y reversiones del año 2006 S/.000	Al 31 de diciembre de 2006 S/.000
Provisión para desvalorización de existencias	(10,455)	3,770	(6,685)
Diferencias en tasas de depreciación	(2,357)	520	(1,837)
Otras provisiones	(8,375)	532	(7,843)
Resultado por exposición a la inflación de existencias, terrenos e inversiones	(2,092)	918	(1,174)
Provisión para vacaciones	(1,760)	(416)	(2,176)
Intangibles de duración limitada	137	(1)	136
Ganancias por ventas diferidas, neto	4,355	(1,609)	2,746
Operaciones de arrendamiento financiero	1,184	(49)	1,135
Revaluación de terrenos	8,062	(125)	7,937
Impuesto a la renta y participación diferida	(11,301)	3,540	(7,761)

	2006 S/.000	2005 S/.000
Total al final del año	7,761	11,301
Total al inicio del año	11,301	7,048
	(3,540)	4,253
(Débito) abono a resultados del año:		
Participación de los trabajadores	(1,312)	1,136
Impuesto a la renta	(4,641)	4,253
Cargo a patrimonio, neto	-	(1,955)
Ajuste	2,413	809
	(3,540)	4,253

La Gerencia estima que, sobre la base de sus proyecciones, el saldo deudor del impuesto a la renta y participación de los trabajadores diferidos, será recuperado a través de su aplicación al impuesto a la renta y participación de los trabajadores que resulte de la utilidad de los próximos años.

10 INVERSIONES EN VALORES

Al 31 de diciembre este rubro comprende:

	Cantidad 2006	Cantidad 2005	Participación en el capital %	Valor nominal unitario	Valores en libros 2006 S/.000	Valores en libros 2005 S/.000
Acciones comunes -						
Cotizadas en bolsa:						
La Positiva Seguros y Reaseguros S.A.	13,277,179	11,247,007	13.79	S/.1	15,658	13,607
La Positiva Vida Seguros y Reaseguros S.A.	2,000,000	-	3.51	S/.1	2,363	-
No cotizadas en bolsa:						
Otras					1,655	1,473
Van:					19,676	15,080

	Cantidad 2006	Cantidad 2005	Participación en el capital %	Valor nominal unitario	Valores en libros 2006 S/.000	Valores en libros 2005 S/.000
Vienen:					19,676	15,080
Patrimonios en fideicomisos -						
Participación patrimonial	-	-	-	-	-	306
Otras inversiones -						
Bonos de titulización - Cosapi S.A.	-	-	-	-	129	2,363
Bonos de reestructuración - Cosapi S.A.	-	-	-	-	1,021	-
					1,150	2,363
					20,826	17,749

Los bonos de titulización - Cosapi S.A. corresponde al canje de una acreencia por bonos de titulización emitidos por una sociedad titulizadora, que se redimen mensualmente hasta octubre de 2006.

Los bonos de reestructuración - Cosapi S.A. corresponde al canje de una acreencia por bonos de reestructuración emitidos por Cosapi S.A.

11 INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro Inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre de 2006, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Deducciones S/.000	Transferencias S/.000	Otros cambios S/.000	Saldos finales S/.000
Costo -						
Terrenos	57,330	253	(3,748)	(101)	-	53,734
Edificios y otras construcciones	105,463	801	(12,954)	4,047	-	97,357
Instalaciones	14,348	777	(186)	(3,648)	-	11,291
Maquinaria y equipo	120,226	7,877	(2,048)	7,929	-	133,984
Maquinaria y equipo, flota de alquiler	77,465	36,542	(7,716)	7,539	-	113,830
Unidades de transporte	9,246	324	(173)	-	-	9,397
Muebles y enseres	36,229	2,808	(975)	-	-	38,062
Trabajos en curso	2,997	19,111	-	(1,416)	(339)	20,353
	423,304	68,493	(27,800)	14,350	(339)	478,008
Depreciación acumulada -						
Edificios y otras construcciones	38,293	3,031	(1,977)	452	-	39,799
Instalaciones	7,416	608	(91)	(622)	-	7,311
Maquinaria y equipo	87,500	8,243	(1,545)	(255)	-	93,943
Maquinaria y equipo, flota de alquiler	20,236	17,573	(419)	(10,081)	-	27,309
Unidades de transporte	6,983	642	(173)	-	-	7,452
Muebles y enseres	28,763	2,373	(962)	-	-	30,174
	189,191	32,470	(5,167)	(10,506)	-	205,988
Provisión para desvalorización	(7,954)	(4,728)	7,954			(4,728)
Costo neto	226,159					267,292

El movimiento del rubro Inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre de 2005, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Deduc-ciones S/.000	Transfe-rencias S/.000	Otros cambios S/.000	Saldos finales S/.000
Costo -						
Terrenos	52,263	34	(514)	-	5,547	57,330
Edificios y otras construcciones	96,365	621	(175)	8,656	(4)	105,463
Instalaciones	20,142	633	-	(6,431)	4	14,348
Maquinaria y equipo	142,924	2,311	(10,988)	(13,899)	(122)	120,226
Maquinaria y equipo, flota de alquiler	85,640	22,672	(1,511)	(29,336)	-	77,465
Unidades de transporte	8,728	1,662	(1,132)	20	(32)	9,246
Muebles y enseres	34,314	2,174	(114)	(109)	(36)	36,229
Trabajos en curso	3,434	2,912	-	(3,349)		2,997
	443,810	33,019	(14,434)	(44,448)	5,357	423,304
Depreciación acumulada -						
Edificios y otras construcciones	30,216	3,046	(46)	4,997	80	38,293
Instalaciones	11,824	638	-	(5,046)	-	7,416
Maquinaria y equipo	93,972	14,586	(4,585)	(16,476)	3	87,500
Maquinaria y equipo, flota de alquiler	20,535	13,768	(101)	(14,050)	84	20,236
Unidades de transporte	7,561	559	(992)	(121)	(24)	6,983
Muebles y enseres	26,396	2,526	(60)	(3)	(96)	28,763
	190,504	35,123	(5,784)	(30,699)	47	189,191
Provisión para desvalorización	-	(7,954)				(7,954)
Costo neto	253,306					226,159

En el 2005, la Compañía efectuó una tasación de sus terrenos, la misma que fue realizada por el perito independiente Alicar Asociados S.A.C. aplicando el método de evaluación directa de acuerdo con lo dispuesto por el Reglamento General de Tasaciones, lo que originó una revaluación de sus activos por S/.5.5 millones, neto de su efecto tributario de S/.1.9 millones. Asimismo, la Compañía reconoció un débito a resultados por la desvalorización de un inmueble como consecuencia de la comparación del valor en libros con el de la tasación efectuada por un perito independiente por S/.7.9 millones.

Ciertas maquinarias y equipos se encuentran garantizando préstamos bancarios a largo plazo al 31 de diciembre de 2006 en favor de Caterpillar Financial Services por US$1.2 millones (US$3.7 millones en el 2005). En forma adicional, se han constituido hipotecas sobre inmuebles de la Compañía por US$11.5 millones en garantía de pagarés por US$8.9 millones, otorgados por la misma institución.

Al 31 de diciembre de 2006, el rubro de maquinaria y equipo de la flota de alquiler incluye costo y depreciación acumulada por S/.4.6 millones y S/.0.7 millones, respectivamente (S/.4.6 millones y S/.0.8 millones al 31 de diciembre de 2005, respectivamente) relacionado con contratos de arrendamiento financiero, por los que cuales se había ejercido la opción de compra en ejercicios anteriores.

12 SOBREGIROS Y PRESTAMOS BANCARIOS

Al 31 de diciembre este rubro comprende:

	2006 S/.000	2005 S/.000
Sobregiros bancarios	2,212	2,158
Préstamos bancarios en moneda extranjera:		
Banco de Crédito del Perú	51,650	30,770
Citibank	-	19,900
BBVA Banco Continental	7,599	18,785
Banco Internacional del Perú	38,109	4,460
Scotiabank	2,000	-
Sudamericano	-	2,901
Wiese	-	2,395
	99,358	79,211
Papeles Comerciales	93,082	-
	194,652	81,369

Los préstamos bancarios corresponden a créditos obtenidos para financiar capital de trabajo e importaciones. Estos saldos son de vencimiento corriente, devengan intereses anuales a tasas fijas que fluctúan entre 3.9% a 8% y a tasa Libor más 2.0% y no cuentan con garantías específicas.

13 CUENTAS POR PAGAR COMERCIALES

Al 31 de diciembre este rubro comprende:

	2006 S/.000	2005 S/.000
Facturas	144,033	94,722
Letras	7,580	30,345
	151,613	125,067

Al 31 de diciembre de 2006, los saldos de facturas y letras por pagar incluyen principalmente cuentas por pagar a Caterpillar Americas Co. por US$25.5 millones y U$1.8 millones, respectivamente. Estas últimas generan intereses a tasas anuales de 7% más una comisión de 0.785% (US$16.5 millones y US$5.6 millones, respectivamente al 31 de diciembre de 2005).

14 OTRAS CUENTAS POR PAGAR

Este rubro comprende al 31 de diciembre:

	2006 S/.000	2005 S/.000
Remuneraciones por pagar	33,686	17,845
Tributos por pagar	24,359	13,554
Anticipos de clientes	23,176	1,711
Provisión para gastos estimados	12,288	9,743
Pacific Service & Trading Inc.	5,376	4,094
Provisión genérica para penalidades tributarias	3,342	4,870
Provisión para intereses de obligaciones por pagar	2,712	4,195
Otros	4,134	8,166
	109,073	64,178

15 DEUDAS A LARGO PLAZO

Al 31 de diciembre este rubro comprende:

Nombre del acreedor	Clase de obligación	Vencimiento	Importe autorizado/ utilizado US$000	Saldos pendientes de pago Total 2006 US$000	Total 2005 US$000	Total 2006 S/.000	Total 2005 S/.000	Corriente 2006 S/.000	Corriente 2005 S/.000	No corriente 2006 S/.000	No corriente 2005 S/.000
Caterpillar Financial Services Pagarés a la tasa de interés anual de Libor más 3.25% y a tasa de interés anual de 7.0% con garantía de cuentas por cobrar e inmuebles, maquinaria y equipo	Pagarés	Trimestral y semestral hasta el 2010	60,000/ (1) 9,593	9,593	12,434	30,669	42,662	6,398	8,293	24,271	34,369
Bonos Ferreyros Bonos emitidos Cuarta emisión en Serie B y C y primera emisión del primer programa de Bonos Corporativos Serie A y B que devengan intereses anuales de 4.5% a 6.3%, con garantía del patrimonio de la Compañía. Asimismo, tercera y cuarta emisión del primer programa de Bonos corporativos Serie A que devengan intereses anuales de 6.1% y 5.8%, respectivamente.	Bonos Corporativos	Hasta octubre de 2010	65,000/ (3) 50,000	50,000	55,000	159,850	188,705	55,948	51,465	103,902	137,240
Instituciones financieras locales y del exterior Pagarés en moneda extranjera con instituciones locales a la tasa de interés anual entre 4% y 9.51% y del exterior con tasa de interés efectiva Libor más 4.5%.	Pagarés	Trimestral hasta el 2008	20,000/ 10,660	10,660	19,504	34,082	66,920	19,050	29,070	15,032	37,850
Leasing con el Banco de Crédito del Perú a una tasa de interés anual de 7.25% para trabajos en curso.	Leasing	Trimestral hasta mayo de 2012	4,035	4,035	-	12,928	-	1,666	-	11,262	-
Leaseback con el Banco de Crédito del Perú a una tasa de interés anual de 7.25% para trabajos en curso.	Leaseback	Trimestral hasta diciembre 2009	1,189	1,189	-	3,805	-	1,184	-	2,621	-
Pagarés en moneda nacional con instituciones locales a tasa de interés anual de 6.5% y 7.7%.	Pagarés	Hasta julio de 2009	-	-	-	9,464	5,048	3,805	1,441	5,659	3,607
Leasing de vehículos a tasas de interés anual entre 7% y 8.5%.	Leasing	Mensual hasta agosto de 2009	99	63	593	201	2,034	90	1,003	111	1,031
Varios Comprende diversos préstamos y créditos por importación a diversas tasas de interés.	Varios	Hasta el 2009		1,894	122	6,058	419	4,855	179	1,203	240
				77,434	87,653	257,057	305,788	92,996	91,451	164,061	214,337

(1) Corresponde a una línea de crédito en conjunto.
(2) Corresponde a una línea de aval en conjunto de banco local.
(3) Incluye US$50 millones y US$15 millones del primer programa y cuarta emisión, respectivamente.

El cronograma de pagos del total de la deuda, neto de intereses, al 31 de diciembre de 2006 en dólares estadounidenses y en nuevos soles a esa fecha, es como sigue:

Años	Préstamos en moneda extranjera		Préstamos en moneda nacional	Total
	US$000	S/.000	S/.000	S/.000
2007	25,585	81,797	-	81,797
2008	24,693	78,944	-	78,944
2009	18,021	57,145	9,464	66,609
2010	5,100	16,779	-	16,779
2012	4,035	12,928	-	12,928
	77,434	247,593	9,464	257,057

En el año 2005 se ha colocado en el mercado la serie A de la tercera y cuarta emisión del Programa de Bonos Corporativos por un total de US$25 millones. Por Resolución de Gerencia General de CONASEV No.028-2004-EF/94.11, del 16 de marzo del 2004, se aprobó el Trámite anticipado e inscripción en el Registro Público del Mercado de Valores, del Primer Programa de Bonos Corporativos Ferreyros que permite la emisión de Bonos Corporativos hasta por un monto máximo de US$50 millones.

16 PATRIMONIO NETO

a) Capital -

Al 31 de diciembre de 2006, el capital autorizado, suscrito y pagado asciende a S/.284,196,000, formalizado mediante escritura pública y representado por 258,360,000 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 86.65% pertenecen a inversionistas nacionales y 13.35% a extranjeros.

Al 31 de diciembre de 2006 y 2005, la cotización bursátil de las acciones de la Compañía ascendieron a S/.3.94 y S/.1.62 por acción, respectivamente y su frecuencia de negociación fue de 100% y 71.43%, respectivamente. El número de acciones en circulación se muestra en la Nota 25.

En Junta General Ordinaria de Accionistas del 28 de marzo de 2006 se aprobó aumentar el capital social en S/.18.2 millones, mediante la capitalización de excedente de revaluación y resultados acumulados.

Al 31 de diciembre de 2006, la estructura societaria de la Compañía es la siguiente:

Porcentaje de participación individual del capital	Número de accionistas	Porcentaje total de participación
Hasta 1.00	969	17.40
De 1.01 al 5.00	12	28.37
De 5.01 al 10	5	33.05
De 10.01 al 100	2	21.18
	988	100.00

b) Excedente de revaluación -

Corresponde a la diferencia entre el valor en libros de terrenos con el valor asignado por tasaciones técnicas efectuado por un perito independiente en los años 2005 y 1999, neto de su correspondiente impuesto a la renta diferido. La tasación del año 2005 fue realizada por los peritos independientes Alicar Asociados S.A.C. aplicando el método de evaluación directa de acuerdo con lo dispuesto Reglamento General de Tasaciones.

Al 31 de diciembre de 2005, la Compañía había capitalizado excedentes de revaluación por S/.3.6 millones y en marzo de 2006 por S/.4.2 millones. Posteriormente, se restituyó el excedente de revaluación previamente capitalizado por un total de S/.7.8 millones con débito a los resultados acumulados, el mismo que se encuentra pendiente de aprobación por la Junta General de Accionistas que se llevará a cabo el 28 de marzo de 2007.

c) Reserva legal -

De acuerdo con la Ley General de Sociedades, la reserva legal debe constituirse con la transferencia del 10% de la utilidad neta anual hasta alcanzar un monto equivalente al 20% del capital pagado. En ausencia de utilidades no distribuidas o de reservas de libre disposición, la reserva legal podrá ser aplicada a la compensación de pérdidas, debiendo ser repuesta con las utilidades de ejercicios posteriores. Esta reserva puede ser capitalizada siendo igualmente obligatoria su reposición.

Al 31 de diciembre de 2006, los resultados acumulados incluyen S/.9.8 millones que deberán ser transferidos a la reserva legal, previa aprobación de la Junta General de Accionistas.

d) Resultados acumulados -

En Junta General de Accionistas del 28 de marzo de 2006, se aprobó la distribución de dividendos en efectivo por S/.13.3 millones y la capitalización de resultados acumulados por S/.13.8 millones.

En Junta General de Accionistas del 22 de marzo de 2005 se aprobó la distribución de dividendos por S/.12.0 millones y la capitalización de resultados acumulados por S/.13.1 millones.

Los dividendos que se distribuyan en favor de accionistas diferentes de personas jurídicas domiciliadas, están afectos a la tasa del impuesto a la renta de 4.1%; el que debe ser retenido por la Compañía.

17 SITUACION TRIBUTARIA

a) De acuerdo con la legislación vigente, no está permitida la determinación de impuestos en forma consolidada. Ferreyros S.A.A. y subsidiarias han efectuado esta determinación en forma individual.

b) La Gerencia considera que ha determinado la materia imponible bajo el régimen general del impuesto a la renta de acuerdo con la legislación tributaria vigente, la que exige agregar y deducir al resultado mostrado en los estados financieros, aquellas partidas que la referida legislación reconoce como gravables y no gravables, respectivamente.

   La tasa del impuesto a la renta correspondiente al año 2006 y siguientes ha sido fijada en 30%.

La Ley No.27360 de fecha 30 de octubre de 2000, que modifica la Ley del Impuesto a la Renta para las personas naturales o jurídicas que desarrollen cultivos y/o crianzas así como a las que realizan actividad agroindustrial, como es el caso de Domingo Rodas S.A., establece que la tasa del impuesto a la renta aplicable es del 15%. Los beneficios de esta Ley se aplicarán hasta el 31 de diciembre de 2010. Este beneficio ha sido cuestionado por la Administración Tributaria.

De acuerdo con la legislación vigente la participación de los trabajadores corresponde al 8% de la materia imponible. Esta participación es deducible para propósitos del cálculo del impuesto a la renta.

En el año 2006 el impuesto a la renta y participación a los trabajadores corriente incluye sustancialmente las provisiones efectuadas por dicho concepto por Ferreyros S.A.A. por S/.36.7 millones y S/.10.7 millones, respectivamente (S/.18.7 millones y S/.5.2 millones, respectivamente en el 2005).

c) Al 31 de diciembre de 2006, Fiansa S.A. y Domingo Rodas S.A. mantienen pérdidas tributarias por S/.2,296,000 y S/.125,000 y que podrán compensarse con las utilidades futuras conforme a alguno de los siguientes sistemas: (i) compensando utilidades que se obtengan en los cuatro ejercicios inmediatos posteriores computados a partir del ejercicio siguiente al de su generación o (ii) hasta agotar su importe, imputándola año a año al cincuenta por ciento (50%) de las utilidades que se obtengan en los ejercicios inmediatos posteriores.

d) Los años que están sujetos a fiscalización son los siguientes: Ferreyros S.A.A. (del 2004 al 2006), Motorindustria S.A. (del 2003 al 2006) y Fiansa Sociedad Anónima, Orvisa S.A., Unimaq S.A., Domingo Rodas S.A. y Depósitos Efe S.A. (del 2002 al 2006). Debido a que pueden surgir diferencias en la interpretación por parte de la Administración Tributaria sobre las normas aplicables a la Compañía, no es posible anticipar a la fecha si se producirán pasivos tributarios adicionales como resultado de eventuales revisiones. Cualquier impuesto adicional, moras e intereses, si se producen, se reconocen en los resultados del año en el que la diferencia de criterios con la Administración Tributaria se resuelve. La Gerencia estima que no surgirán pasivos de importancia como resultado de estas posibles revisiones.

e) El gasto (ingreso) por impuesto a la renta y participación de los trabajadores mostrados en el estado de ganancias y pérdidas comprende:

	2006 S/.000	2005 S/.000
Participación de los trabajadores:		
Corriente	12,012	6,840
Diferido (Nota 9)	1,312	(1,136)
	13,324	5,704
Impuesto a la renta:		
Corriente	41,523	24,459
Diferido (Nota 9)	4,641	(4,263)
	46,164	20,196

f) De acuerdo con la legislación vigente a partir del ejercicio gravable 2001, para propósitos de la determinación del Impuesto a la Renta y del Impuesto General a las Ventas, el precio de transferencia entre partes vinculadas y no vinculadas debe contar con documentación e información que sustente los métodos y criterios de valuación aplicados en su determinación. La Administración Tributaria está facultada a solicitar esta información al contribuyente.

g) A partir del 1 de enero de 2005, es de aplicación el Impuesto Temporal sobre los Activos Netos, que grava a los generadores de rentas de tercera categoría sujetos al régimen general del Impuesto a la Renta.

La base imponible del Impuesto está constituida por el valor de los activos netos consignados en el balance general, ajustado según el Decreto Legislativo No.797, al 31 de diciembre del ejercicio anterior al que corresponda el pago, deducidas las depreciaciones y amortizaciones. La tasa del impuesto es de 0.6% aplicable al monto de los activos netos que excedan S/.5 millones.

h) De acuerdo con la legislación tributaria vigente, las empresas ubicadas en la región de la selva, como es el caso de la subsidiaria Orvisa S.A., tienen derecho al reintegro del impuesto general a las ventas consignado en las facturas de los proveedores. Dicho reintegro, previa aprobación de la Administración Tributaria, se hace efectivo mediante notas de crédito negociables.

18 CONTINGENCIAS Y COMPROMISOS

Contingencias -

Al 31 de diciembre de 2006, Ferreyros S.A.A. tiene las siguientes contingencias:

a) En Junio de 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/.30.0 millones y S/.5.9 millones, respectivamente, incluidos multas e intereses. Al respecto, la Compañía ha presentado un recurso de reclamación a la Administración tributaria.

b) En diciembre de 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.19.8 millones, incluidas multas e intereses. Al respecto, la Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

c) En abril de 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.5.5 millones, incluidas multas e intereses, sobre las cuales la Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

d) Al 31 de diciembre de 2006, la Compañía mantiene en proceso de reclamación, juicios por US$1.2 millones por concepto de indemnización por daños y perjuicios iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final será favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió con subsanar y pagar las omisiones e infracciones por un total de S/.6.3 millones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Compromisos -

Ferreyros S.A.A. tiene los siguientes compromisos al 31 de diciembre de 2006:

a) Avales por US$12.5 millones y US$15.6 millones, que garantizan operaciones de crédito de afiliadas y de operaciones de compra de terceros, respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$1.5 millones que garantizan transacciones diversas.

c) Al 31 de diciembre de 2003, la Compañía vendió el total de su participación accionaria en Matreq Ferreyros S.A. por S/.36.4 millones (US$10 millones). Como parte de esta transacción la Compañía garantizó que Matreq Ferreyros S.A. obtendrá utilidades brutas mínimas acumuladas de US$45 millones en los primeros ocho años contados a partir de la fecha de la transacción. De no lograrse este nivel de utilidades, la Compañía debería pagar al comprador entre US$1 millón y US$4 millones en función a las utilidades obtenidas al término del período establecido y sin cargo financiero. En el 2006 y 2005, la Compañía registró un débito a resultados del ejercicio por S/.0.6 millones y S/.1.6 millones, respectivamente, como consecuencia de no lograr las utilidades esperadas de dicha empresa. En el año 2006 la Compañía pagó US$650,000 como cancelación del concepto antes mencionado y según acuerdo celebrado el 29 de setiembre de 2006 dicho pago tiene carácter de definitivo ya que Matreq renunció a la garantía de las utilidades futuras.

d) Al 31 de diciembre de 2006, la mercadería en depósito simple y en depósito aduanero de Depósitos Efe S.A. asciende a US$9 millones y US$4 millones, respectivamente (US$8 millones y US$3 millones, respectivamente al 31 de diciembre de 2005). Asimismo, a esa fecha se tiene contratado un seguro de caución en garantía por la mercadería en régimen aduanero a favor de la Superintendencia Nacional de Aduanas por US$0.3 millones.

19 COSTO DE VENTAS

El costo de ventas por los años terminados el 31 de diciembre comprende:

	2006 S/.000	2005 S/.000
Inventario inicial de existencias	290,031	214,451
Compra de mercadería	1,001,070	765,399
Mano de obra y gastos de taller	60,084	35,411
Gastos de operación de flota de alquiler	21,436	45,512
Otros	45,210	50,515
Inventario final de existencias	(313,424)	(290,031)
	1,104,407	821,257

20 GASTOS DE ADMINISTRACION

Los gastos de administración por los años terminados el 31 de diciembre incluyen las siguientes partidas:

	2006 S/.000	2005 S/.000
Cargas de personal	39,081	41,560
Servicios prestados por terceros	18,476	19,218
Tributos	1,314	816
Cargas diversas de gestión	3,700	4,338
Depreciación y amortización	4,960	4,832
Provisiones del ejercicio	3,468	2,639
	70,999	73,403

21 GASTOS DE VENTA

Los gastos de venta por los años terminados el 31 de diciembre comprenden:

	2006 S/.000	2005 S/.000
Cargas de personal	64,739	43,438
Servicios prestados por terceros	24,360	20,679
Tributos	198	309
Cargas diversas de gestión	11,965	13,224
Depreciación y amortización	5,693	13,216
Provisiones del ejercicio	3,819	4,543
	110,774	95,409

22 INGRESOS FINANCIEROS

Los ingresos financieros por los años terminados el 31 de diciembre comprenden:

	2006 S/.000	2005 S/.000
Intereses por ventas a plazos	12,804	10,528
Descuentos por pronto pago	14,213	8,965
Intereses moratorios	4,459	4,104
Intereses por depósitos bancarios	1,219	695
Otros ingresos financieros	1,540	1,084
	34,235	25,376

23 GASTOS FINANCIEROS

Los gastos financieros por los años terminados el 31 de diciembre comprenden:

	2006 S/.000	2005 S/.000
Intereses por préstamos bancarios	16,486	12,907
Intereses por bonos corporativos	10,877	10,448
Intereses por financiamiento de proveedores del exterior	1,089	4,144
Impuesto a las transacciones financieras	3,708	2,920
Otros gastos financieros	2,201	2,128
	34,361	32,547

24 DIVERSOS, NETO

El rubro diversos, neto por los años terminados el 31 de diciembre comprenden:

	2006 S/.000	2005 S/.000
Participación patrimonial en asociadas	2,016	751
Ingresos por resolución de contrato	1,492	1,548
Ingresos por alquiler de inmuebles	516	690
Ingresos por servicios logísticos y monitoreo de máquina	1,320	934
Ingresos por comisión de colocación de créditos	670	494
Provisión para desvalorización de existencias	(12,336)	(11,418)
Provisión para desvalorización de inmueble	(4,728)	(7,954)
Penalidades asumidas	(1,314)	(4,265)
Provisión por compensación por venta de inversiones	-	(1,599)
Otros	3,063	(2,255)
	(9,301)	(23,074)

25 UTILIDAD BASICA POR ACCION

La utilidad por acción es calculada dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones en circulación a la fecha del balance general:

	Acciones en circulación	Acciones base para el cálculo	Días de vigencia hasta el cierre del año	Promedio ponderado de acciones
Ejercicio 2005				
Saldo al 1 de enero de 2005 (1)	241,980,000	241,980,000	365	241,980,000
Capitalización de utilidades y Excedente de revaluación	16,380,000	16,380,000	365	16,380,000
Saldo al 31 de diciembre de 2005	258,360,000	258,360,000		258,360,000
Ejercicio 2006				
Saldo al 1 de enero de 2006 y al 31 de diciembre del 2006	258,360,000	258,360,000		258,360,000

(1) Incluye 10,682,000 acciones emitidas por reexpresión de capital y 13,298,000 acciones emitidas por capitalización de resultados acumulados y excedente de revaluación, efectuados en el 2005.

El número de acciones emitidas por las capitalizaciones de resultados acumulados y de excedente de revaluación se han ajustado retroactivamente para todos los periodos presentados.

El cálculo de la utilidad por acción al 31 de diciembre de 2006 y 2005 se presenta a continuación:

	Al 31 de diciembre de 2006			Al 31 de diciembre de 2005		
	Utilidad numerador S/.	Acciones denominador	Utilidad por acción S/.	Utilidad numerador S/.	Acciones denominador	Utilidad por acción S/.
Utilidad básica por acción	97,546,000	258,360,000	0.378	30,067,000	258,360,000	0.116

Por no existir condiciones que lo justifiquen, no se ha determinado la utilidad diluida por acción; ésta se establece cuando existen acciones (comunes o de inversión), potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes o de inversión.

26 INFORMACION POR SEGMENTOS

Para propósitos de gestión, la Compañía elabora la información por segmentos en base a las unidades de negocio en las que opera, las que incluye los segmentos de negocios de equipos pesados (que incluyen las operaciones de compra-venta de equipos, sus respectivos repuestos y servicios de mantenimiento y reparación) y otros segmentos de negocios (que incluye equipos agrícolas, alquiler de equipos y automotriz). La Gerencia no considera necesario incluir la información por segmento geográfico, debido principalmente a que en el caso de la Compañía no existe un componente diferenciable que esté dedicado a suministrar productos y servicios dentro de un entorno particular y que esté sujeto a riesgos y rentabilidad diferente. Todas las operaciones de la Compañía se realizan en el territorio nacional, están sujetas a los mismos riesgos, no existiendo diferencias de rentabilidad en razón de la región o lugar en que se realizan las ventas.

Las ventas netas y los resultados operativos por segmento de negocios son detallados a continuación:

	2006			2005		
	Equipos pesados, repuestos y servicios	Otras unidades de negocios	Total	Equipos pesados, repuestos y servicios	Otras unidades de negocios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	1,242,922	188,002	1,430,924	934,970	148,672	1,083,642
Utilidad operativa	136,261	11,609	147,870	86,387	10,623	97,010
• Gastos por intereses			(34,361)			(32,547)
• Ingresos por intereses			34,235			25,376
• Difencia en cambio			18,591			(10,798)
• Otros gastos			(9,301)			(23,074)
• Participación de los Trabajadores			(13,324)			(5,704)
• Impuesto a la renta			(46,164)			(20,196)
Utilidad neta			97,546			30,067
Otra información						
Activos por segmento						
Cuentas por cobrar comerciales	286,762	69,262	356,024	240,122	61,136	301,258
Existencias	327,196	75,312	402,508	248,914	48,783	297,697
Activos fijos	188,685	78,607	267,292	157,809	68,350	226,159
Inversiones en valores			20,826			17,749
Activos no distribuidos			75,690			54,026
Total activos			1,122,340			896,889
Total pasivos no distribuidos			723,284			582,071
Depreciación (*)	23,125	9,345	32,470	27,791	7,332	35,123
Otras provisiones (*)	30,206	2,824	33,030	24,626	2,413	27,039
Inversiones en Activos fijos (**)	16,070	52,423	68,493	14,071	18,948	33,019

(*) Corresponde a las provisiones del ejercicio. Las otras provisiones comprenden la provisión para desvalorización de existencias y de activos fijos y las provisiones por concepto de gastos de Directorio y de bonos a los trabajadores.

(**) Del total de compras de activos fijos para las otras unidades de negocios, al segmento de alquiler de equipos le corresponde S/.35.3 millones y S/.15.2 millones, en el 2006 y 2005, respectivamente.

27 TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los años terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	2006 S/.000	2005 S/.000
Transferencias de existencias a inmuebles, maquinaria y equipo	67,912	33,140
Transferencias de inmuebles, maquinaria y equipo a existencias	42,847	46,709

28 REMUNERACIONES DEL PERSONAL CLAVE

En los años 2006 y 2005, los beneficios a corto plazo del personal clave de la Compañía ascendieron a S/.26.9 millones y S/.20.5 millones, respectivamente.





Ferreyros


CAT


CAT



Memoria 2006

Ferreyros

Más Ferreyros

Memoria anual del 2006, aprobada
por el directorio en la sesión del 28 de febrero
del 2007 para su presentación a la junta
general obligatoria anual de accionistas del 28 de
marzo del 2007.

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el 2006. Los firmantes se hacen responsables por los daños que pudiera generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo con las normas del Código Civil.

Óscar Espinosa Bedoya
Director Gerente General

Víctor Astete Palma
Gerente División de Contraloría

Lima, 28 de febrero del 2007

Contenido

Informe del directorio sobre la gestión de la empresa

Aspectos generales

El ejercicio 2006 ha sido uno de grandes realizaciones y de buenos resultados para nuestra empresa. La obtención de niveles récords en ventas y utilidades, así como la consecución de diversos logros permiten que lo consideremos como un ejercicio que constituirá una obligada referencia a futuro.

En primer lugar, debemos mencionar un crecimiento sostenido del volumen de ventas de la empresa, que individualmente ha superado los US$ 403 millones. Si incluimos las ventas de la filial Orvisa S.A., que conduce los mismos negocios de Ferreyros en la Amazonía peruana, estas ascienden a US$ 426 millones. Al considerar, además, las ventas del resto de empresas subsidiarias, el total se eleva a US$ 455 millones. Estas cifras, nunca antes alcanzadas por nuestra organización, han sido obtenidas sin perder las posiciones de liderazgo que ocupa nuestra empresa en casi todos los mercados en que actúa, posiciones que en algunos casos han sido incrementadas.

Un factor importante para explicar estos niveles de ventas ha sido el comportamiento del mercado, caracterizado por una creciente demanda de nuestros clientes del sector construcción, vinculados sobre todo a las obras de movimiento de tierra, y por una constante actividad de la minería, alentada por los altos precios de los minerales en el mercado internacional. La ejecución de grandes proyectos viales y de infraestructura y las inversiones en mantenimiento y reparación de maquinaria de las empresas mineras nos dieron la oportunidad de colocar nuestras máquinas, nuestros equipos, nuestros repuestos y brindar nuestro servicio, de gran aceptación entre nuestros clientes, que aprecian el valor agregado de la empresa a sus operaciones.

Los otros sectores que atendemos mostraron también buenos niveles de actividad. En general, el entorno positivo generado por una economía en sostenido crecimiento, como la mostrada por el país en el 2006, abre importantes oportunidades de negocio para una empresa como la nuestra, que tiene una clara posición de liderazgo en casi todas las líneas que maneja; en particular, en *Caterpillar*, que mantiene una participación de mercado de 61%, frente al importante número de marcas con las que compite en los diferentes sectores de mercado.

A estos logros contribuyó la adopción de decisiones oportunas sobre abastecimiento de equipos, que permitió contar con gran parte del inventario requerido, a pesar de las severas restricciones de la fábrica por la alta demanda mundial.

Como correlato a este importante volumen de ventas, la empresa obtuvo una utilidad neta de US$ 30.5 millones, que equivalen aproximadamente al triple de la alcanzada en el ejercicio anterior. Esta utilidad representa un retorno al patrimonio de alrededor de 32.4%

y una generación de valor agregado de US$ 16.6 millones, entendido como la ganancia para el accionista creada por la empresa en adición a la remuneración esperada del capital.

Es importante resaltar que los niveles de rentabilidad que alcanzó nuestra empresa reflejan no sólo una excepcional demanda en el mercado, sino también su cuidadoso manejo: ha logrado mejorar márgenes, reducir porcentualmente los gastos operativos y generar, como consecuencia, una importante utilidad operativa potenciada con un resultado financiero positivo que no había sido alcanzado en muchos años. La combinación aritmética de estos factores ha permitido que las utilidades crezcan en mucha mayor proporción que las ventas.

Adicionalmente hemos continuado fortaleciendo nuestra estructura financiera mediante un apropiado endeudamiento, la racionalización de gastos y la venta de activos no productivos. Los ratios financieros promedio de liquidez, endeudamiento y rentabilidad alcanzados durante el año nos han permitido mostrar una sólida situación financiera y una cómoda posición de caja.

Este manejo ha generado un reconocimiento del mercado a través del incremento de la capitalización bursátil, que llegó a fines del ejercicio a S/. 1,017'938,400, lo que representa un valor 160% superior al obtenido el 31 de diciembre de 2005.

Por otra parte, nuestra estructura operativa continuó mejorando al igual que nuestros procesos internos, destinados a servir mejor a nuestros clientes, dentro del concepto de "valor" de nuestra oferta, lo que en última instancia supone alcanzar niveles de excelencia en atender las necesidades del cliente en la venta y en el servicio posventa. A estos efectos, hemos continuado potenciando nuestros cuadros técnicos y acentuando una organización matricial, con el fin de orientar toda nuestra gestión hacia los clientes y los mercados. A la vez hemos seguido desarrollando un proceso de mejoramiento constante, para lo cual hemos utilizado, sobre todo, la metodología de gestión de calidad Six Sigma, que nos ha generado ahorros del orden de US$ 2.2 millones durante el período 2003-2006.

La empresa en la economía peruana

La consolidación de una senda de crecimiento económico sostenido caracterizó al escenario de la economía peruana durante el 2006, al registrarse un incremento del PBI superior al 7% en el año. Ello estuvo acompañado por una inflación anual de 1.2%, la menor de los últimos cuatro años.

La minería y la construcción, los principales sectores económicos del país, son los impulsores del crecimiento del mercado de bienes de capital, mercado en el cual Ferreyros participa activamente.

Entre los indicadores macroeconómicos que han evolucionado favorablemente durante el 2006 se encuentran también las exportaciones, que registraron un incremento de 37% respecto al 2005 y llegaron al récord histórico de US$ 23,750 millones. Por su parte, las importaciones sumaron US$ 14,897 millones, por lo que se alcanzó un superávit comercial de US$ 8,853 millones, 68.3% mayor que el obtenido en el 2005.

En particular, el incremento de la demanda internacional de minerales y el desarrollo de nueva infraestructura en el Perú generaron un aumento en la importación de bienes de capital cercano a 36% en el 2006, en comparación con el 2005.

La gestión comercial

El mercado minero, construcción e industria

En el **mercado minero,** el precio de los minerales continuó en alza durante el 2006, pues alcanzó máximos históricos, tanto en el precio del cobre como en el del oro y del zinc. Hacia el final del año, la tendencia alcista se detuvo e incluso retrocedió ligeramente.

Sin embargo, la tendencia alcista, dominante a lo largo del ejercicio, motivó que nuestros clientes potenciaran sus planes de producción y maximizaran la disponibilidad de sus equipos de acarreo (camiones mineros fuera de carretera) y de flota auxiliar, además de *acelerar los programas* de *renovación* de sus flotas de *maquinaria*.

Nuestras ventas de maquinaria nueva *Caterpillar,* que reflejaron la aceleración de los programas de renovación de flota, excedieron en 34% lo originalmente pronosticado. Asimismo, el consistente esfuerzo de nuestros clientes para lograr retadoras metas de disponibilidad en sus equipos principales motivó estrategias de mantenimiento que incrementaron también las ventas de repuestos, servicios y reparaciones.

Sin embargo, este incremento del consumo se ha visto moderado, en parte, por diversas mejoras en los procesos que hemos implementado junto con Caterpillar, y algunas veces incluso con los propios clientes, con la finalidad de que el período de duración de los componentes después de reparados por Ferreyros, sea cada vez no sólo más largo, sino también de menor variabilidad. La superioridad tecnológica de Caterpillar y el mejoramiento continuo de nuestros talleres han permitido alargar la vida de los componentes.

Durante el 2006 incorporamos a nuestra cartera de clientes el nuevo proyecto de cobre y oro denominado Cerro Corona, ubicado al norte de la ciudad de Cajamarca, que inició sus operaciones durante el primer trimestre. En efecto, durante el presente año hemos demostrado nuevamente nuestro liderazgo comercial al suministrar los equipos de acarreo y de flota auxiliar para la explotación minera, además de haber empezado con la provisión de repuestos y servicios *in situ*.

Al cierre del ejercicio 2006, se puede afirmar que la minería a tajo abierto aún sigue representando el subsector económico de mayor importancia para nuestra empresa, no sólo por su demanda de bienes y servicios, sino también por ser el origen indirecto de las ventas a un importante grupo de clientes del sector construcción, que otorga actualmente servicio a la minería.

Los productos de la línea *Caterpillar,* tanto para el mercado minero como en general para todos los mercados en que actuamos, representaron el 89% del total de nuestras ventas en el ejercicio 2006, incluidos los ingresos generados por la venta de repuestos y de servicio. Como se señaló anteriormente, las máquinas y los equipos CAT han continuado logrando muy altos porcentajes de participación de mercado. De acuerdo con

estadísticas de Aduanas, esta participación fue de 71% en unidades y de 57% en valores de importación, sobre el total de máquinas de diferentes tipos para la Gran Minería.

En el rubro de la **mediana minería**, continuamos gozando de la confianza y lealtad de nuestros clientes. Debemos mencionar el particular éxito que hemos seguido logrando con los cargadores de bajo perfil CAT para minería subterránea, línea introducida en nuestro mercado hace pocos años y que ha logrado ubicarse como una de las marcas líderes, con una participación de 42% en el 2006.

Merece destacarse la introducción en el Perú de dos cargadores de bajo perfil que se constituyen en las máquinas de mayor tamaño existentes en el país para su utilización en operaciones de minería subterránea. Este hecho nos ubica en una posición expectante en cuanto a la implementación de modernos métodos de trabajo de minado altamente productivos en los futuros proyectos mineros.

Además de la provisión de estas máquinas para minería, Ferreyros realizó considerables ventas de perforadoras *Atlas Copco Drilling Solutions* (anteriormente *Ingersoll Rand*) y obtuvo el 100% de las órdenes expedidas en el 2006, por lo que la participación en el total de estos equipos que operan en el país llegó a 78%.

Respecto a los **mercados de construcción e industria**, el anuncio de grandes proyectos viales y el inicio de algunas obras preparatorias permitieron un importante incremento en la demanda de máquinas y equipos. Ello contribuyó a aumentar las ventas de la línea de maquinaria de construcción en 50% en relación con el año anterior. Mención especial merece la provisión por nuestra empresa de casi la totalidad de la flota adquirida o alquilada para la concesión de la carretera Interoceánica del Sur y la participación que hemos alcanzado en la venta de maquinaria a subcontratistas individuales de las zonas donde se ejecutan las obras.

Además de las obras viales y de infraestructura, durante el 2006 se ejecutó obras de agua potable y saneamiento, en las que pudimos colocar un número importante de equipos de construcción ligera *Caterpillar*, tanto a través de la modalidad de venta directa de equipos como mediante su alquiler.

Cabe destacar las importantes compras realizadas por empresas contratistas de equipos para renovar su parque de máquinas, destinadas a las obras de proyectos de irrigación, como la fase de labores preliminares y complementarias de la Primera Etapa del Proyecto Hidroenergético y de Irrigación de Olmos, así como a otros trabajos de movimiento de tierra que iniciarán diversas empresas mineras.

La maquinaria usada es otra línea en la que nuestra empresa mantiene un buen desempeño. La tendencia del mercado es creciente, sobre todo por la demanda de pequeños y medianos contratistas que requieren de máquinas para atender contratos de mediano plazo. Nuestra empresa obtuvo en el 2006 la distinción del Top Ten Club, que otorgó Caterpillar Redistribution Center por la venta de equipos usados.

Asimismo, a efectos de alcanzar una mayor fidelidad de nuestros clientes, hemos desarrollado una política de alianzas estratégicas comerciales, que en el corto tiempo de vigencia que tiene ha dado lugar a la suscripción de seis convenios con igual número de empresas.

Los mercados de energía y pesca

Nuestra empresa mantuvo una presencia importante en estos mercados, en los cuales la participación de los motores *Caterpillar* superó el 60%. En el 2006 obtuvimos el primer lugar entre los distribuidores de Latinoamérica en el "Power System Dealer Excellence Recognition Program".

En el **negocio de pesca industrial,** captamos una importante parte del mercado de repotenciamiento de embarcaciones mediante la introducción de motores electrónicos que reducen los costos de operación, debido al menor consumo de combustible, mientras que mantuvimos una activa presencia en la provisión de motores para embarcaciones de pesca artesanal.

En el **mercado petrolero**, al igual que en el minero, continuamos con la venta y el alquiler de grupos electrógenos encapsulados móviles. Particularmente, en el mercado petrolero, se concretó la venta de cinco grupos electrógenos de 6 MW y la de motobombas de tornillo para repotenciar el Oleoducto Norperuano, equipos que se entregarán en el 2007.

En el **mercado energético**, a través de nuestra filial Orvisa S.A., firmamos el contrato para instalar una central térmica "Llave en mano" de 15 MW, cuyas obras se iniciarán a mediados del 2007.

En el 2006 firmamos el contrato para construir la planta y vender energía en Andoas con la empresa Pluspetrol, proyecto que significa la primera oportunidad para nuestra empresa de incursionar en la actividad de provisión directa de energía, a través de nuestra subsidiaria Ferrenergy.

Finalmente logramos elevar nuestra participación de mercado con la venta a importantes clientes de más de 18 grupos electrógenos destinados a los proyectos de "El Platanal" y la carretera Interoceánica del Sur.

Los mercados agrícola y automotor

El **sector agrícola**, sobre todo el no tradicional, tuvo un importante crecimiento en el país en el 2006. Las agroexportaciones crecieron 33.5% hasta llegar a US$ 1,790 millones y su estructura muestra cada vez mayor diversificación, tanto en productos como en ubicación geográfica. En este mercado en expansión, nuestra empresa vendió un importante número de tractores agrícolas *Massey Ferguson* y logró una participación del 55%, lo que ratifica el tradicional liderazgo que esta marca tiene en el mercado peruano. Igual actividad mostró la comercialización de nuestras otras líneas de representación, entre las que se puede mencionar la línea forestal, en la que los secadores de madera *Benecke* han alcanzado una participación de mercado de 63% en dos años y la línea de molinos de arroz *Zaccaria,* que obtuvo un 25% de participación de mercado en el 2006.

Respecto al **negocio automotor**, las ventas de camiones que comercializa la empresa (categorías P4 y P5 con peso bruto vehicular mayor a 16Ton) tuvieron un crecimiento importante de 108% respecto al año anterior (frente a un crecimiento del mercado total de 86%), debido a que durante el 2006 se continuó experimentando un creciente dinamismo tanto en el sector transporte como en los mercados de minería y construcción. La marca *Kenworth*, representada por nuestra empresa, mantuvo los buenos niveles de venta del año anterior y se afianzó como la línea de élite del mercado de tractocamiones, con el alto

grado de calidad que la caracteriza.

Iveco, otra importante marca que representamos desde el segundo semestre del 2005, tuvo durante el 2006 un gran despegue principalmente en los mercados de minería y construcción. En ellos se colocó más de 100 unidades, en su gran mayoría del tipo volquete, incluida la versión "heavy duty", especialmente diseñada para aplicaciones de la más alta exigencia, como en la minería de socavón. En el segmento de tractocamiones *Iveco*, logramos introducir las primeras unidades del modelo *Stralis*, unidad de alta *performance*.

En suma, las ventas del negocio automotor llegaron a US$ 21.6 millones, cifra que supera en 73% los niveles de venta alcanzados durante el 2005.

La venta de repuestos y servicio

El crecimiento en ventas en este rubro se ha mantenido durante el 2006 no sólo en términos de volumen, sino también en niveles de cobertura. El tamaño del parque de maquinaria y equipo que Ferreyros ha colocado en el mercado ha generado en el tiempo una demanda creciente de repuestos acompañada por una oportuna cobertura por la empresa, lo que constituye una tendencia sana de este negocio. Asimismo hemos continuado con nuestra política de diferenciar la gestión comercial de repuestos y servicios entre clientes mineros y no mineros. En este último caso, en que existe potencial para incrementar la participación de mercado, las ventas de repuestos han crecido en 26% con respecto al 2005, mientras que para los repuestos suministrados a través de la prestación de servicios el aumento ha sido de 78%. A fin de llegar mejor a nuestros clientes no mineros, en el año suscribimos 230 Contratos de Apoyo al Cliente (*Customer Service Agreement*, CSA), que involucran 326 equipos (máquinas y motores) destinados a mejorar la disponibilidad de equipos, reducir los costos por mantenimiento (al disminuir emergencias) e incrementar la fidelidad de nuestros clientes.

En el caso de los clientes mineros, el importante volumen alcanzado en ventas de repuestos se explica en gran parte por las reparaciones en el Centro de Reparación de Componentes (CRC). El 2006 fue muy importante en cuanto a este rubro, pues se reparó 1,152 componentes mayores de la gran minería que incluyen motores, trasmisiones, mandos finales, lo que representa un crecimiento del 12% respecto al 2005. Los componentes del mercado "No Gran Minería", que a partir del 2006 son reparados en el CRC, fueron 329, lo que equivale a un crecimiento del 53%. Los componentes menores reparados en el CRC fueron 3,398. En cuanto a la facturación, el crecimiento ha sido de 25% para el mercado "Gran Minería" y de 73% para el mercado "No Gran Minería"

Para cumplir con las exigencias de calidad en el servicio que ofrecemos a nuestros clientes, mantuvimos nuestro programa de inversiones en el equipamiento de talleres, que incluyó el inicio de la construcción del taller de recuperaciones e hidráulica en la sucursal Cajamarca.

El control de la contaminación es otra de las exigencias de calidad, para lo cual hemos efectuado importantes inversiones en la remodelación de nuestros talleres de sucursales. El 2006 Caterpillar otorgó la certificación con el máximo de cinco estrellas en control de contaminación a los talleres de Lima y las sucursales de Arequipa, Cajamarca y Piura, y tres estrellas al taller de la sucursal Trujillo. Con este reconocimiento Ferreyros se ha convertido en el *dealer* con mayor cantidad de talleres certificados en el ámbito latinoamericano.

Igualmente, el Centro de Reparación de Componentes (CRC) volvió a conseguir la certificación *World Class* otorgada por Caterpillar.

Los procesos logísticos

Por otro lado hemos seguido mejorando los procesos en los almacenes de repuestos y depósitos de maquinaria. Se contó con el apoyo de asesoría externa para llevar a cabo el proyecto de Excelencia Operacional y se continuó con la ejecución de proyectos de gestión de calidad *Six Sigma*. Los avances se orientaron a disminuir los tiempos de manejo de la carga tanto en recepción como en despachos, a garantizar la exactitud del inventario y entregas, así como a incrementar la productividad. Como parte de lo mencionado, se ha continuado desarrollando nuevas aplicaciones con el uso del código de barras en el Centro de Distribución de Repuestos (CDR), ubicado en Lima, y se ha iniciado su uso en el almacén situado en la mina Yanacocha.

Estas medidas deben garantizar una adecuada rotación y un alto nivel de servicio, a pesar del incremento del número de piezas para las nuevas operaciones en construcción y minería; la venta de nuevos modelos de máquinas, motores y equipos y el crecimiento en los demás mercados.

Ambos indicadores han mejorado respecto al 2005 y están dentro de los mejores estándares de empresas similares en la región. El 95% de los requerimientos de nuestros clientes se atiende desde dicho inventario de manera inmediata y el saldo se cubre a través de pedidos de emergencia, para los cuales contamos con un proceso muy ágil e integrado con todos los proveedores de la cadena.

En lo referente a **importaciones**, cabe destacar que nos hemos consolidado en el primer lugar del ranking de importación de bienes de capital, con un crecimiento de 68% respecto al 2005, según reportes de Comexperú elaborados con fuentes de la Sunat. Mantenemos la agilidad lograda en los procesos de importación, tanto de repuestos como de bienes de capital, para los cuales el 90% de los despachos se realiza en la modalidad de Despacho Anticipado y Descarga Directa, con un tiempo promedio de liberación de la carga de 4 horas en repuestos y 24 horas en maquinaria.

Los programas de entrenamiento

Dada la creciente demanda de técnicos calificados, se ha intensificado **los programas de entrenamiento** mediante una capacitación focalizada y especializada. Nuestra empresa otorga gran importancia a este aspecto que se ha convertido en un gran diferenciador de valor ante nuestros clientes.

Como eje central del desarrollo de nuestros técnicos está el *Service Pro,* programa de líneas de carrera para el personal técnico, basado en la certificación de habilidades representativas del trabajo. La primera etapa de este programa ha consistido en migrar a las nuevas categorías y carreras a través del proceso de certificación, con un avance del 75%.

Actualmente tenemos 378 técnicos inscritos en el *Service Pro*, los cuales laboran en los proyectos mineros, sucursales y talleres.

A fin de satisfacer las expectativas de nuestros clientes mineros, estamos preparando a

nuestros técnicos de mayor nivel, a quienes hacemos participar en la obtención de la Certificación Técnica Caterpillar de Minería (otorgada en Tucson, Arizona) y de Equipo Pesado. El 2006 intervinieron 14 técnicos que lograron 27 certificaciones técnicas.

Por otra parte se ha incrementado a cuatro el número de instructores técnicos certificados por Caterpillar, que permitirán una mejora constante en la calidad de la capacitación, y se ha continuado con el Programa de Desarrollo de Supervisores realizado por la Universidad del Pacífico, en el que se ha impartido 360 horas de instrucción a 30 participantes.

Con el propósito de cubrir el requerimiento de actuales y futuros técnicos calificados, el proyecto *Think Big* (formación profesional de dos años de duración), lanzado en el 2002, en colaboración con Tecsup y Caterpillar, graduó a la tercera promoción de 19 alumnos, que ya han sido incorporados a nuestra empresa

Como otra vía de ingreso para nuevos técnicos, hemos implementado el programa ABC (Adiestramiento Básico Caterpillar), basado en un entrenamiento de cuatro meses de duración, tanto en cursos teóricos como en la ejecución de actividades técnicas.

Las sucursales

Ferreyros S.A.A. cuenta con 10 sucursales localizadas en las principales ciudades del país y su subsidiaria Orvisa S.A., con 4 sucursales en la región de la selva. Estas son unidades operativas muy importantes para nuestra empresa, ya que garantizan una amplia cobertura de productos y servicios en todo el territorio peruano y la operatividad de los equipos vendidos a nuestros clientes con actividades en el ámbito nacional.

Las ventas a través de las sucursales han tenido un crecimiento sostenido en los últimos años. En el 2006 se incrementaron en 33% en relación con el año anterior, impulsadas por los sectores tradicionales de mediana minería, construcción de carreteras e infraestructura y por las ventas a contratistas de la gran minería. Logros importantes en seguridad y en los procesos de servicio en los talleres acompañaron este comportamiento.

La gestión financiera

Nuestro principal objetivo en este rubro en el 2006 ha sido mantener inventarios adecuados, para cumplir con el crecimiento sostenido en las ventas de nuestra empresa, a pesar de las dificultades en el abastecimiento de equipos.

Con este fin, y para optimizar costos, incrementar eficiencia y aprovechar sinergias de las áreas tradicionales de compras, se creó la Gerencia de Logística como unidad responsable de la logística integral, desde la colocación de las órdenes tanto de equipos como de repuestos hasta el despacho y la facturación a los clientes.

El aumento en existencias fue de 40%, en promedio, debido a una mayor compra de maquinaria, equipos y repuestos, para evitar un probable problema de desabastecimiento de máquinas.

En repuestos hubo un incremento de 22% en los niveles de inventario, a pesar de lo cual la rotación ajustada fue de 4.0, en comparación con el nivel de 3.8 registrado el año anterior. Esto se debió a la implementación de medidas de administración y al control de inventarios, que permitió mantenernos dentro de los más altos estándares de empresas similares de la región.

En lo que respecta a maquinaría, equipos y vehículos, nuestra empresa afrontó las restricciones en el abastecimiento de las diferentes fábricas en el extranjero, a través de colocaciones de órdenes de compra anticipadas sobre la base de acertados pronósticos de ventas.

Este crecimiento del inventario se financió básicamente con recursos propios de la empresa. El flujo de caja se sostuvo durante el 2006 principalmente con ingresos por pagos al contado de nuestros clientes. La buena situación de caja y los pagos oportunos a Caterpillar generaron un nivel de ingresos financieros adicionales 37% superior al del 2005, debido a los descuentos por pronto pago otorgados por proveedores extranjeros.

Nuestro nivel de deuda financiera pasó de US$ 108.5 millones en diciembre del 2005 a US$ 113 millones al 31 de diciembre del 2006, debido esencialmente a compras de equipos despachados de fábrica a fines del 2006, facturadas por Caterpillar y que se cobrará durante el primer trimestre del 2007 a los clientes después de su entrega.

A fin de endeudar a la empresa con las menores tasas de interés y disminuir el riesgo de su incremento, se desarrolló una estrategia financiera basada en el endeudamiento a tasas de interés fijas. Ello evitó los costos de las tasas variables que se asocian a la tasa Libor, la cual mantuvo una tendencia alcista durante la mayor parte del año.

Otro aspecto de la estrategia fue mantener el financiamiento en moneda extranjera para calzar estas obligaciones con los ingresos expresados en la misma moneda y evitar riesgos cambiarios.

El gasto financiero en el 2006 fue de S/. 28.6 millones, menor que el registrado el 2005 (S/. 30.7 millones), debido a lo señalado anteriormente y a la negociación con proveedores, para lograr mejores plazos, y con entidades financieras, para mejorar tarifas y comisiones, así como debido a la menor deuda de nuestra empresa gracias a las utilidades acumuladas en el año.

En el **mercado de capitales** se colocó exitosamente la última emisión del Primer Programa de Bonos Corporativos que permitía realizar colocaciones de hasta un máximo de US$ 50 millones. En años anteriores colocamos bonos hasta por US$ 40 millones, por lo que esta emisión fue por la diferencia de US$ 10 millones. Las condiciones de esta colocación fueron favorables y la tasa de interés fue de 6.06%.

En el mercado de capitales a corto plazo, efectuamos la colocación de papeles comerciales por US$ 30 millones, límite máximo permitido en el Segundo Programa de Instrumentos de Corto Plazo. Las emisiones se efectuaron a 180, 270 y 360 días, respectivamente, de acuerdo con los flujos proyectados y con los requerimientos de capital de la empresa a un costo de Libor + 0.1, en promedio. Esta forma de financiamiento nos permitió el calce con los vencimientos de las facturas de corto plazo por cobrar a clientes mineros.

Por otro lado se encuentran inscritas en la Conasev las cuatro emisiones correspondientes al Primer Programa de Instrumentos Representativos de Deuda, aprobado en la junta general de accionistas de marzo del 2006. Este nuevo programa contempla la posibilidad de emitir bonos corporativos o papeles comerciales hasta por US$ 90 millones

Por su parte, Apoyo y Asociados Internacionales S.A.C. y PCR Clasificadora de Riesgo S.A.C., empresas clasificadoras de riesgo, mejoraron en el 2006 las clasificaciones de Ferreyros en lo que respecta a bonos corporativos y papeles comerciales.

Al final del ejercicio el saldo de caja bancos fue de S/. 34.6 millones, que se destinaría a atender obligaciones y gastos operativos en moneda nacional durante los primeros días del año 2007. Para lo concerniente al pago de deudas en dólares realizamos operaciones de cambio de moneda en el mercado *spot*.

Al cierre del ejercicio, nuestra empresa mostraba un ratio de endeudamiento de 1.49, menor que aquel con el que cerró el ejercicio 2005 (1.65).

Por otra parte, el ratio corriente sufrió un deterioro en el último mes del año, y se redujo a 1.47, debido a la mayor deuda en créditos a corto plazo tomados en diciembre para cancelar compras importantes de equipos, cuya venta y cobranza se realizaría en los primeros meses del 2007. El ratio de cobertura de intereses (7.7 veces) mantuvo la tendencia positiva presentada en los últimos meses, sustentada en la estabilidad de los gastos financieros, en el incremento en los ingresos financieros y en el EBITDA (iniciales en inglés del indicador "utilidades antes de intereses, impuestos, depreciaciones y amortizaciones").

El **financiamiento bancario** se redujo de US$ 35 millones en el 2005 a US$ 24 millones en el 2006. Este provino principalmente de fuentes locales, las cuales mantienen tasas de interés muy competitivas, a pesar de la tendencia de alza de la tasa Libor. El financiamiento del exterior viene afectado por el alza de tasas internacionales, en relación con las locales y la incorporación del riesgo país.

El uso del financiamiento a corto plazo ha estado orientado principalmente a lograr el calce con las obligaciones de nuestros clientes.

En lo referido al financiamiento de las ventas, mantuvimos la política de reducir nuestras operaciones de crédito a mediano plazo, las que representaron sólo el 12% de las ventas, muy por debajo del 25% establecido como límite en los objetivos de la empresa. Ello fue posible gracias a la activa participación de Caterpillar Financial Services, que otorgó significativos créditos a nuestros clientes y a las operaciones de financiamiento de instituciones financieras locales, a través de créditos y *leasings* financieros. Además hemos optado por la alternativa de atender el requerimiento de equipos de nuestros clientes a través de arrendamientos o *leasings* operativos propios o de terceros.

La cartera de cuentas por cobrar comerciales se incrementó en 16%, pero su composición es principalmente de corto plazo, básicamente generada por facturas con créditos comerciales a 30 y 60 días.

La rotación de cuentas por cobrar comerciales por la venta de repuestos, servicios y alquileres disminuyó de 47 a 43 días en promedio y el índice de morosidad de la

cartera corriente mayor a 30 días fue de 0.21%, en lugar del 1.9% obtenido en el 2005. La provisión de cuentas por cobrar se redujo de US$ 1.8 millones en el 2005 a US$ 1.0 millón en el 2006.

La consolidación de la situación financiera y los buenos resultados del ejercicio fueron hechos percibidos positivamente por el mercado, de tal manera que nuestra cotización en la Bolsa de Valores de Lima cerró a S/. 3.94 por acción y la capitalización bursátil fue de 160%, superior a la del 2005. El índice de lucratividad para el 2006 fue de 167.41%.

Las empresas filiales

En el transcurso del ejercicio, la mayoría de las empresas filiales tuvo un desempeño positivo que complementó las operaciones de Ferreyros S.A.A. y permitió capitalizar las sinergias generadas para la organización. Las filiales alcanzaron un total de ventas de US$ 52 millones y contribuyeron a las utilidades de la empresa con la suma de US$ 2.1 millones.

Orvisa S.A. ha reportado durante 2006 ventas consolidadas por un volumen equivalente a US$ 23.5 millones (incluida la facturación de su subsidiaria Orvisa Servicios Técnicos S.A.C.), nivel 17% superior al obtenido el año anterior. Sus operaciones se orientan a los sectores petrolero, energía, forestal, agrícola, transporte fluvial, gobierno y mediana minería en la Amazonía peruana. La creciente demanda de grupos electrógenos en el sector petrolero y energía, de motores marinos en el sector de transporte fluvial, de maquinaria, implementos y equipos de explotación y transformación de madera, así como de maquinaria pesada en el sector gobierno, de equipos usados y repuestos en la mediana y pequeña minería ha contribuido a lograr estos resultados. El desarrollo de proyectos de generación "Llave en mano", los hallazgos de nuevos yacimientos petroleros y el avance del sector forestal hacen prever la continuidad de la demanda de los productos que comercializamos.

A efectos de proveer servicios de reconstrucción y mantenimiento de grupos electrógenos y plantas de producción, creamos la empresa Orvisa Servicios Técnicos S.A.C., la que alcanzó un volumen de ventas de US$ 2.06 millones, monto similar al registrado el año anterior.

La utilidad neta total de Orvisa ascendió a US$ 1.9 millones, cifra 5% mayor que la obtenida en el 2005.

Unimaq S.A. incrementó en 41% sus ventas respecto al año anterior y logró un nivel de US$ 23.3 millones. Este crecimiento fue sostenido en casi la totalidad de las 25 líneas de equipos ligeros, productos para saneamiento e insumos que representa para atender a los mercados de minería, construcción, pesca e industria. Como producto del aumento de las ventas, la utilidad neta de la empresa se elevó en 60%, en relación con la obtenida el 2005 (de US$ 504 mil en el 2005 a US$ 834 mil en el 2006).

A efectos de lograr una mejor cobertura de mercado, el directorio acordó integrar las operaciones de venta y alquiler de los productos vendidos por Unimaq y alquilados por la unidad de negocios de Ferreyros, denominada Rentando Cat Rental Store. Esta fusión será muy conveniente para la organización, dadas las sinergias que tienen ambos

negocios, toda vez que corresponden a la misma línea de productos y están dirigidas a los mismos segmentos de mercado. Los activos, tanto el inmueble como los equipos, serán transferidos de Ferreyros a Unimaq en el ejercicio 2007.

Depósitos Efe S.A. totalizó un volumen de ventas de US$ 600 mil, cifra 13% menor que la registrada el 2005. Esta disminución se debió principalmente al vencimiento del contrato de uno de los principales clientes a mediados de año. La utilidad neta ascendió a US$ 100 mil, cifra 45% menor que la obtenida el año anterior. Hacia fines del 2006 se ha iniciado algunos proyectos de diversificación en el área logística.

Fiansa S.A. ha avanzado en el proceso de reorientación de sus negocios iniciado en el 2005, por lo que ha alcanzado ingresos por US$ 7.6 millones. Sin embargo ha debido asumir en el ejercicio 2006 las pérdidas generadas por la ejecución de proyectos contratados en el 2005, así como efectuar ajustes para reestructurar sus activos, lo que ha resultado en una pérdida de US$ 600 mil. La capitalización de obligaciones con Ferreyros, la reestructuración de la deuda con los bancos, la definición de las estrategias a corto y mediano plazo para convertir a la empresa en el brazo ejecutor de los proyectos integrales de la organización, la renovación del personal directivo y las perspectivas económicas en los mercados de construcción, metalmecánica y eléctrica sustentan el objetivo de alcanzar niveles de utilidad acordes con el mercado a partir del 2007.

Domingo Rodas S.A. alcanzó una producción física en el 2006 del orden de las 851 toneladas de langostinos de exportación, cantidad mayor en 19% que la obtenida en el año anterior. Sin embargo, sus cifras de ventas decrecieron en 14.6% respecto al 2005 y llegaron a US$ 2.8 millones. El resultado del año fue prácticamente de equilibrio. Los factores que principalmente afectaron las ventas y los resultados fueron: a) La caída de precios internacionales a partir del segundo trimestre; b) las variaciones del tipo de cambio; c) el incremento de costos de insumos a partir del segundo semestre, principalmente en alimentos por efecto del incremento en los precios de la harina de pescado, y d) el retraso en la cosecha de un lote importante de langostinos, el cual se exportó recién en enero del 2007.

Con el fin de hacer frente a las variables externas que puedan afectar sus resultados, la empresa decidió diversificar sus operaciones a través del desarrollo de una nueva unidad de negocio que tendrá a su cargo la extracción, el procesamiento y la exportación de productos hidrobiológicos. La inversión total será de US$ 1'350,000 destinada a comprar embarcaciones pesqueras, hoy en poder de la organización, con una capacidad de bodega de 30 toneladas cada una.

Ferrenergy S.A.C., empresa surgida de la asociación entre Ferreyros y la compañía especializada Energy International, firmó un contrato para suministrar 3.5 MW de energía a un proyecto de la empresa Pluspetrol en la selva peruana. Este contrato, firmado en enero del 2006, suponía construir la planta en el lote 1-AB en Shiviyacu-Andoas, en siete meses y medio, y el inicio de la generación de energía a finales del mismo año. A pesar de haberse iniciado la ejecución del contrato en los plazos previstos, las obras debieron suspenderse a causa de dificultades entre el cliente y las autoridades ministeriales en torno a los permisos medioambientales, inconvenientes que aparentemente están en vías de solución. Dado que en el 2006 se invirtió en la compra de los equipos y la construcción en un 100% sin poder iniciar operaciones, lo que ha generado gastos financieros en proceso de reclamación, el resultado neto de la empresa arrojó una pérdida de S/. 1 millón. Se espera reanudar la construcción en marzo, terminar la obra a fines de

mayo del 2007 y recuperar los gastos de este primer año de inversión con el inicio de la venta de energía a partir del segundo semestre del 2007.

El gobierno corporativo

En Ferreyros entendimos hace mucho tiempo la importancia de implementar buenas prácticas de gobierno corporativo. Si bien la empresa, que en el 2007 cumplirá 85 años, no siempre usó el término "gobierno corporativo", recientemente acuñado, considera que a lo largo de su vida empresarial ha guiado su actuación a la luz de principios éticos, muchos de ellos recogidos en el concepto actual de gobierno corporativo. El respeto de los derechos de los accionistas, el trato equitativo a ellos, la clara estipulación de las funciones del directorio y de la gerencia, así como la presentación transparente y oportuna de información relevante al mercado, son prácticas que hemos asumido desde mucho tiempo atrás, las cuales han permitido alinear los intereses de los accionistas con los de las diferentes instancias de gestión.

Por ello nos adherimos prontamente a la declaración de principios de gobierno corporativo para sociedades peruanas publicada por la Conasev en el 2002, en cuya elaboración además participó activamente a través de Procapitales. A partir de allí ha enfocado sus esfuerzos para lograr un cada vez mayor cumplimiento de los principios. En esta memoria se presenta como anexo, por tercer año consecutivo, la autoevaluación en el cumplimiento de 26 principios y se indica el sustento de la calificación asignada en cada caso.

El alto grado de cumplimiento alcanzado en casi todos los principios se debe a un permanente proceso de mejora adoptado por la empresa. Recientemente se han aprobado cambios estatutarios referidos a la representación de los accionistas en la junta para permitir una delegación más amplia y cambios de los requisitos para ser director, lo que facilitaría nombrar a directores independientes. Asimismo, se creó dos nuevos comités del directorio, además del ya existente; publicamos un reglamento para la junta y el directorio y la autoevaluación del directorio acerca de su gestión, entre otras acciones. El alto grado de cumplimiento de los principios ha permitido diversos reconocimientos para nuestra empresa a lo largo del 2006:

1. *El reconocimiento del mercado*, evidenciado por el mayor número de inversionistas que han adquirido nuestras acciones, lo que ha significado pasar de 746 a 988 accionistas en un año, así como por la buena acogida que tuvieron los bonos corporativos y papeles comerciales colocados por la empresa en el 2006 por valor de US$ 40 millones, a través del mercado de capitales.

2. *El reconocimiento de instituciones locales* que promueven la implementación de buenas prácticas y que se hace patente en la obtención del primer puesto en la categoría de Mejor Trato al Accionista, que otorgaron Procapitales y la Universidad Peruana de Ciencias Aplicadas, como parte del Primer Concurso de Buen Gobierno Corporativo.

3. *El reconocimiento de instituciones internacionales*, al ser distinguida la empresa como finalista del concurso de Buen Gobierno Corporativo entre empresas latinoamericanas, convocado por Garrigues Affinitas en Madrid, España.

En el 2006, una vez más, nuestra empresa difundió sus experiencias en el mercado local al participar en diferentes eventos, en los cuales aportó su testimonio y compartió sus propias experiencias para motivar a otras empresas a seguir trabajando en la aplicación de los principios.

En este contexto resulta de gran valor su incorporación a mediados del 2006 al "Companies Circle of the Latin American Corporate Governance Roundtable". Este espacio fue lanzado en el 2005 por la Organización de Cooperación Económica y Desarrollo (OECD) y la Corporación Financiera Internacional (IFC, por sus siglas en inglés), junto con sus ocho miembros fundadores. Ferreyros se adhirió a este círculo en el *2006*. El *Companies Circle* está integrado por 13 empresas latinoamericanas líderes en implementar buenas prácticas de gobierno *corporativo* en la región y tiene por meta:

- Ser un foro de discusión sobre los retos y logros obtenidos en la mejora de su gobierno corporativo.
- Compartir con la comunidad latinoamericana de empresas las soluciones prácticas que encontraron a los retos del buen gobierno corporativo y
- Contribuir al trabajo de la "Latin American Corporate Governance Roundtable" con la visión y experiencia de las empresas que ya pasaron por un alto grado de reformas.

En el 2006 participamos en las reuniones del círculo y se ha fortalecido por el intercambio de experiencias y posiciones respecto a los temas de buen gobierno que fueron motivo de las agendas.

Los desafíos del 2007

Todas las proyecciones señalan que la economía nacional debe incrementar o mantener su nivel de crecimiento en el 2007 impulsada en gran parte por los buenos niveles alcanzados el año anterior.

La existencia de importantes proyectos mineros, de hidrocarburos y viales que debieran concretarse en el año y un manejo sensato de las grandes variables macroeconómicas hacen razonable esperar un buen comportamiento de nuestra empresa, la que con una estructura financiera consolidada y una articulada organización viene incrementando la eficiencia de sus procesos y acercándose más a sus clientes. Su posición de liderazgo, por tanto, *debe ser* acentuada.

Sin embargo, conforme nuestra empresa progresa surgen nuevos y renovados desafíos.

En primer lugar, los excepcionales niveles de ventas y utilidades alcanzados el 2006 generan una base de comparación cuya superación constituye por sí misma un gigantesco reto.

Junto con ello, la búsqueda de la excelencia para atender las necesidades de nuestros clientes en la venta y en el servicio posventa, enfatizando el concepto de valor de nuestra oferta, continúa siendo nuestro mayor desafío.

Las necesidades de crecimiento nos obligan a definir activa, pero cuidadosamente las nuevas áreas en las que debemos tener presencia, para usar articuladamente nuestras sinergias a través de nuevas formas empresariales.

La competencia, variada y agresiva, presente en todos los mercados en que actuamos, nos plantea constantemente retos propios de quien pretende disputarle mercado al líder. Con modestia, pero con firmeza, hemos resistido exitosamente estos embates: sin perder participación de mercado, más aun la hemos incrementado. Todo indica que en el 2007 presenciaremos una renovada competencia, para lo cual estamos preparados, y confiados en la calidad de las marcas que representamos, en la inigualable fortaleza de nuestra organización y en el nivel profesional orientado al servicio de nuestros trabajadores.

Son ellos, los trabajadores, quienes identificados con nuestra empresa y sus objetivos, en armonioso y motivador clima organizacional, constituyen nuestra mayor ventaja comparativa para afrontar los retos del 2007.

Nuestra gestión ha alcanzado buenos niveles de aceptación entre nuestra clientela. Nos corresponde seguir proporcionándole **más** calidad, **más** servicio, **más** identificación con sus necesidades, **más** soluciones integrales, **más** pasión en los procesos, **más** Ferreyros.

Con optimismo exento de arrogancia, el directorio considera que el 2007, año en que celebramos 85 años de existencia, nuestra empresa continuará creciendo y prosperando, con integridad, responsabilidad social y buen gobierno corporativo, para beneficio de nuestros accionistas y de nuestros trabajadores. Los logros del 2006 nos permiten señalar que estamos más preparados que nunca para el éxito.

Al concluir esta introducción a la memoria del segundo año de su gestión, el directorio desea agradecer a los accionistas por la confianza depositada; expresar a los clientes su reconocimiento por haber honrado a nuestra empresa con su preferencia y a los proveedores y al personal, por el apoyo recibido durante su gestión.

A continuación, nos complace alcanzar en detalle a los señores accionistas la información general y de operaciones, así como el análisis y la discusión de los estados financieros, de acuerdo con la Resolución Conasev N° 141.98 EF/94.10, que al respecto ha emitido la Comisión Nacional Supervisora de Empresas y Valores (Conasev) para la presentación de las memorias anuales de empresas. Se incluye la declaración de responsabilidad a que obligan dichas normas.

Informe general y de operaciones
(Resolución Conasev N° 141.98 EF/94.10)

1. Datos generales de la empresa

1.1 Denominación y domicilio

La denominación de la empresa es Ferreyros S.A.A. y su sede principal se ubica en la avenida Industrial N° 675, provincia y departamento de Lima. Su teléfono es el 336-7070 y el fax, 336-8331. La dirección de la página web es www.ferreyros.com.pe . El teléfono dedicado para atención de los accionistas e inversionistas es el 080013372.

1.2 Constitución e inscripción en Registros Públicos

Ferreyros se constituyó bajo la denominación original de Enrique Ferreyros y Compañía Sociedad en Comandita, mediante escritura del 14 de setiembre de 1922 ante el doctor Agustín Rivero y Hurtado, notario público de Lima. Fue inscrita en el asiento 1, fojas 299, tomo 15 de Sociedades del Registro Mercantil de Lima. Esta sociedad quedó disuelta según consta en el asiento 10, de fojas 296, del tomo 30 del Registro Mercantil de Lima.

Enrique Ferreyros y Compañía S.A. absorbió los *activos* y pasivos de la sociedad anterior, mediante escritura pública de fecha 21 de setiembre de 1931 ante el doctor Agustín Rivero y Hurtado, notario público de Lima, inscrita en el asiento 1, de fojas 457, del tomo 31 del Registro Mercantil de Lima. El cambio de denominación a Enrique Ferreyros S.A. se efectuó mediante escritura pública de fecha 23 de noviembre de 1981 ante el doctor Jorge Orihuela Iberico, notario público de Lima, inscrita en la partida N° 11007355 del Registro de Personas Jurídicas.

El cambio de denominación a Ferreyros S.A. se efectuó por escritura pública de fecha 6 de mayo de 1996 ante el doctor Jorge Orihuela Iberico, notario público de Lima, inscrita en el asiento 2B de la ficha 117502 del libro de Sociedades de Registro de Personas Jurídicas. Con fecha 24 de marzo de 1998, la junta general de accionistas acordó modificar la denominación social de la empresa a la de Ferreyros S.A.A., inscrita en la partida N° 11007355 del Registro de Personas Jurídicas.

1.3 Grupo económico

De acuerdo con la denominación de grupo económico de la Conasev, Ferreyros y las subsidiarias que se menciona a continuación forman un grupo económico:

Orvisa S.A.
Motorindustria S.A.
Fiansa S.A.
Depósitos Efe S.A.
Unimaq S.A.
Domingo Rodas S.A.
Ferrenergy S.A.C.

Descripción de las principales entidades que conforman el grupo económico

Orvisa S.A.

Fundada en el 1974, se ha consolidado como la primera empresa comercializadora de bienes de capital en la Amazonía peruana. Desde su oficina principal en Iquitos y sus sucursales en Tarapoto, Pucallpa, Puerto Maldonado, Huaypetue y Bagua atiende con productos y servicios diferenciados de alta productividad a los sectores agrícola, transporte, forestal e hidrocarburos, principalmente.

Por ser una empresa situada en la región selva, Orvisa goza actualmente de ciertas ventajas arancelarias y tributarias que le permiten ser más competitiva con sus precios.

Es accionista mayoritario de una empresa de servicios al sector petrolero denominada Orvisa Servicios Técnicos S.A., que tiene su base de operaciones en Andoas, Loreto.

Unimaq S.A.

Inició operaciones en 1999. Su negocio gira en torno a la comercialización de bienes y servicios y alquiler de equipos para los sectores de minería, construcción, industria y pesca. Cuenta con la representación de líneas líderes de excelente calidad, entre ellas la línea de químicos. En el 2006 se aprobó la fusión de sus operaciones con las de Rentando Cat Rental Store, para lograr una mayor cobertura.

Fiansa S.A.

Es una empresa metalmecánica fundada en 1968, dedicada a la ingeniería, la fabricación y los montajes de estructuras de acero para edificios, puentes, tanques de almacenamiento, compuertas y torres metalmecánicas, tableros eléctricos e instalaciones electromecánicas.

Depósitos Efe S.A.

Es una filial fundada en 1983, cuyo giro de negocio es vender servicio de almacenaje, como depósito aduanero simple o de campo; este último para atender *warrants* de mercadería.

El tipo de mercancías que almacena incluye maquinaria, equipos, repuestos y bienes de

consumo en general, así como productos químicos a granel. Cuenta con 10 tanques de diferentes capacidades con sus respectivas bombas de carga y descarga.

A fines del 2006, se ha iniciado el proyecto de operador logístico en menor escala.

Domingo Rodas S.A.

Es una empresa langostinera constituida en 1979. Se ubica en la provincia de Tumbes, balneario de Playa Hermosa, a la margen izquierda del río Tumbes. Se dedica a la siembra, el cultivo y la exportación de langostino de acuicultura. Cuenta actualmente con 250.97 ha de producción y ha llegado a producir cerca de 700 toneladas anuales de langostinos.

Con el fin de consolidar sus operaciones y hacer frente a las variables externas que puedan afectar sus resultados, la empresa decidió diversificar sus operaciones y dedicarse adicionalmente al negocio de extracción, procesamiento y exportación de productos para el consumo humano directo.

Motorindustria S.A.

Constituida en 1987, su giro económico original fue el desarrollo de la actividad industrial terminal de producción de vehículos automotores, así como la venta de repuestos y servicios. En 1998 la junta general de accionistas acordó modificar sus actividades e inició sus operaciones de maquinado para recuperar componentes de maquinaria. Su gestión estaba muy ligada al Centro de Remanufactura de Componentes de Ferreyros, por lo que en el 2006 las operaciones de Motorindustria S.A. se incorporaron a Ferreyros S.A.A. mediante un proceso de escisión.

Ferrenergy S.A.C.

Esta empresa fue constituida el 13 de enero del 2006. Sus accionistas son Ferreyros S.A.A. y Energy International Corporation, con una participación del 50% cada uno. Energy opera internacionalmente y tiene su sede en Florida, Estados Unidos. Cuenta con vasta experiencia y es una empresa vinculada a Gecolsa, distribuidor de Caterpillar de Colombia.

El objeto principal de la empresa es la venta y el suministro de energía, así como la compraventa, la importación y la exportación de mercaderías, artículos en general, entre otros.

A la fecha Ferrenergy tiene un contrato de suministro de potencia y energía eléctrica con Pluspetrol Norte S.A., por un período de cinco años, denominado "Contrato de Suministro de Potencia y Energía Eléctrica Nº P1A-GEN-05-017".

Otras inversiones

La compañía mantiene inversiones en las siguientes empresas:

Empresas	Número de acciones	Participación
La Positiva Seguros y Reaseguros	13'277,179.00	13.7928%
La Positiva Vida Seguros y Reaseguros	2'000,000.00	3.5143%
Transacciones Plurales S.A.	1'661,753.00	16.1305%
Transacciones Especiales S.A.	223,526.00	0.5165%

1.4 Capital social, acciones y composición accionaria

Al 31 de diciembre del 2006, el capital social está representado por 258'360,000 acciones comunes de un valor nominal de S/. 1.10 cada una, íntegramente suscritas y pagadas, de las cuales 86.65% pertenece a inversionistas peruanos y 13.35%, a inversionistas extranjeros.

La cotización de apertura del año fue de S/. 1.55 y la de cierre, de S/. 3.94, y se ha *alcanzado una cotización máxima de S/. 3.95 en diciembre y una mínima de S/. 1.50 en* enero. El precio promedio de la acción en el 2006 fue de S/. 2.79.

Los accionistas con participación de 5% o más del capital de la empresa son:

Accionistas	%	Nacionalidad
RI-FONDO 2	11.17	Peruana
La Positiva Vida Seguros y Reaseguros S.A.	10.01	Peruana
HO-FONDO 2	8.45	Peruana
IN-FONDO 2	6.96	Peruana
Horseshoe Bay Limited	6.46	Extranjera
PR-FONDO 2	6.18	Peruana
RI-FONDO 3	5.00	Peruana

La clasificación de las acciones con derecho a voto es la siguiente:

Tenencia	N° actas	N° acciones	% de participación
Menos de 1%	969	44,946,987	17.40
Entre 5% y 1%	12	86,210,908	33.37
Entre 10% y 5%	5	72,482,470	28.05
Más del 10%	2	54,719,635	21.18
TOTAL	**988**	**258,360,000**	**100.00**

2. Descripción de operaciones y desarrollo

2.1. Objeto social

De acuerdo con sus estatutos, Ferreyros S.A.A. tiene por objeto la compraventa de mercadería y productos nacionales y extranjeros; la importación y exportación de mercadería y artículos en general; la provisión de servicios y la realización de inversiones y comisiones.

2.2. Plazo de duración y CIIU al que pertenece la empresa

Su duración es indefinida y su giro de negocio corresponde a la agrupación 5150, división Nº 51 de la clasificación CIIU de la Organización de las Naciones Unidas.

2.3. Evolución de las operaciones de la empresa

En 1922 nace en Lima la empresa Enrique Ferreyros y Compañía Sociedad en Comandita por iniciativa de Enrique Ferreyros Ayulo y de tres socios, para dedicarse a comercializar productos de consumo.

En 1942 Ferreyros asume la representación de Caterpillar Tractor, lo cual significó un cambio total en la actividad de la empresa. A partir de 1965 inicia la descentralización de la compañía y constituye oficinas en provincias, así como diversas empresas filiales.

En 1971 se decide inscribir a Ferreyros en la Bolsa de Valores de Lima, fecha desde la cual pasa a tener un accionariado difundido.

En la década de los 80 Ferreyros se desvincula del negocio de bienes de consumo y decide concentrar sus esfuerzos en su giro principal de negocios: el de bienes de capital, para lo cual toma nuevas representaciones que complementen la línea *Caterpillar*. De esta manera puede atender mejor a sus clientes que se encuentran en diversos sectores productivos de la economía.

La empresa inicia el negocio de alquiler de equipos y la venta de maquinaria usada y se dispone a asumir el reto que demandaría la gran minería, luego de iniciado el proceso de privatización y el ingreso de nuevos agentes productivos a la economía. A partir de 1995, la compañía efectúa importantes inversiones para mejorar la infraestructura de oficinas y talleres y para preparar a su personal de servicio, a fin de que pueda atender los contratos de mantenimiento y reparaciones de las grandes flotas de la minería. Asimismo decide incursionar en la venta de maquinaria para la minería subterránea.

En respuesta al crecimiento experimentado, en 1997 la compañía realiza una exitosa colocación de acciones en el ámbito nacional e internacional, lo que hace posible un incremento de su patrimonio en US$ 22 millones.

La brusca desaceleración del crecimiento de la economía en el período 1998-2001 repercute negativamente en las ventas de la empresa. Sin embargo, a partir del 2001 supera esta situación, consolida sus finanzas y logra un crecimiento sostenido en ventas y utilidades en los últimos años.

2.4. Sector y competencia

Ferreyros, reconocida como la principal distribuidora de bienes de capital en el Perú, destina sus productos hacia diversos sectores económicos del país, como minería, construcción, pesca, agricultura, hidrocarburos, energía, industria y transporte.

Es la única distribuidora de Caterpillar en el Perú, a la cual representa desde 1942.

Además de máquinas y motores *Caterpillar,* Ferreyros comercializa una amplia gama de productos de otras marcas líderes, como perforadoras *Atlas Copco Drilling Solutions*, tractores y cosechadoras *Massey Ferguson*, compresoras *Ingersoll Rand,* molinos de arroz *Zaccaria*, camiones *Kenworth*, *Iveco*, entre otras.

Para proveer el servicio posventa que ofrece a sus clientes, la empresa dispone de una amplia red de talleres ubicados a lo largo del territorio nacional, los cuales cuentan con equipos de alta tecnología a cargo de mecánicos calificados y entrenados permanentemente.

Asimismo, para garantizar el abastecimiento de repuestos de todas las líneas que distribuye, la empresa cuenta con almacenes y centros de distribución de repuestos en todas sus sucursales, así como en ubicaciones estratégicas donde sus principales clientes realizan sus actividades.

Competencia

La amplitud de las líneas de productos que distribuye Ferreyros da lugar a que la compañía compita de manera segmentada con gran número de proveedores que representan diversas marcas. Gracias a la preferencia de los clientes, Ferreyros lidera casi todos los segmentos de mercado en los que participa.

En camiones de fuera de carretera para la gran minería compite con *Komatsu* y *Terex*. En maquinaria de movimiento de tierra, los principales competidores son *Komatsu*, *Volvo, Hyundai*, *Case* y *Daewoo.*

En motores diésel compite con *Detroit Diesel*, *Cummins*, *FG Wilson* y *Volvo*. En motores de combustible pesado, con *Wartsila* y *Man.* En motores a gas, con *Wartsila* y *Waukesha.*

En la línea agrícola, los principales competidores son *John Deere* y *Ford New Holland.*

En compresoras portátiles de aire, la competencia es *Sullair* y *Atlas Copco*; en perforadoras para minería, la línea de perforadoras de *Atlas Copco* compite con *Sandvik Drilltech*, *Reeddrill* y *Bucyrus.*

Los cargadores de minería subterránea *Caterpillar* compiten con *Atlas Copco* y *Sandvik Tamrock*. En camiones, tanto en el mercado de volquetes como tractocamiones, Ferreyros participa con sus marcas *Kenworth* e *Iveco* y compite con *Volvo, Scania, Mercedes-Benz* y *Freightliner* y *Volkswagen.*

En las líneas de repuestos de las diversas marcas que comercializa, la empresa enfrenta la competencia de entidades que distribuyen repuestos no genuinos en pequeños segmentos de mercado.

Evolución del monto de ventas netas de Ferreyros
(En millones de nuevos soles)



1,500
1,200
900
600
300
0

	2003	2004	2005	2006
Ingresos totales	728	826	969	1,275

2.5. Inversiones en acciones de empresas

En los activos de la empresa debe señalarse la participación en el capital social de las empresas subsidiarias, en las que posee al 31 de diciembre de 2006 la siguiente composición accionaria:

Subsidiaria	Participación %
Orvisa S.A.	99.00
Unimaq S.A.	99.99
Fiansa S.A. acciones comunes	99.44
Fiansa S.A. acciones de inversión	75.33
Depósitos Efe S.A.	99.86
Motorindustria S.A.	99.99
Domingo Rodas S.A.	99.89
Ferrenergy S.A.C.	50.00

2.6. Fuentes de financiamiento

La empresa se financia básicamente de tres maneras: excedentes de caja, financiamiento con bancos locales y extranjeros y mercado de capitales.

La selección de la fuente de financiamiento se realiza en función de las mejores condiciones y plazos.

2.7. Participación en el mercado de capitales

Instrumentos de corto plazo

Luego de que en enero del 2004 venciera la vigencia del Primer Programa de Papeles Comerciales Ferreyros, el Segundo Programa de Instrumentos de Corto Plazo Ferreyros quedó inscrito en el Registro Público del Mercado de Valores, mediante Resolución Conasev Nº 083-2003-EF/94.11, hasta por un monto máximo en circulación de US$ 30 millones.

Dado que el Programa de Instrumentos Representativos de Deuda aprobado por la junta general de accionistas de febrero del 2006 se encontraba en proceso de formalización, durante el 2006 la empresa cubrió sus necesidades de capital de trabajo, tanto con excedentes de caja como con financiamiento de corto plazo, en que fue muy importante contar con emisiones vigentes de papeles comerciales colocadas en un 100%, es decir, hasta por un monto de US$ 30 millones.

El monto total colocado en el mercado de capitales a diciembre de 2006 fue US$ 80 millones.

Bonos Corporativos

Primer Programa Bonos Corporativos

Instrumento	**Primer Programa Bonos Corporativos**
	Resolución Conasev Nº 028-2004-EF/94.11
Monto máximo de emisión	US$ 50'000,000
Vigencia	2 años renovables

Series Inscritas del Primer Programa

Instrumento	**Primera Emisión del Primer Programa**
	Resolución Conasev Nº 028-2004-EF/94.11
Clase	Nominativos e indivisibles en cuenta en CAVALI ICLV S.A.
Monto registrado	US$ 15'000,000
Valor nominal	US$ 1,000 cada uno
Series	Una o más
Plazo	3 años
Periodicidad de pago de intereses	Trimestre vencido
Amortización	100% del capital al vencimiento del tercer año

Instrumento	**Segunda Emisión del Primer Programa**
Clase	Nominativos e indivisibles en cuenta en CAVALI ICLV S.A.
Monto registrado	US$ 15'000,000
Valor nominal	US$ 1,000 cada uno
Series	Una o más
Plazo	4 años
Periodicidad de pago de intereses	Trimestre vencido
Amortización	100% del capital al vencimiento del tercer año

Instrumento	**Tercera Emisión del Primer Programa**
Clase	Nominativos e indivisibles en cuenta en CAVALI ICLV S.A.
Monto registrado	US$ 35'000,000
Valor nominal	US$ 1,000 cada uno
Series	Una o más
Plazo	5 años
Periodicidad de pago de intereses	Trimestre vencido
Amortización	16 pagos trimestrales iguales a partir del segundo año

Instrumento	**Cuarta Emisión del Primer Programa**
Clase	Nominativos e indivisibles en cuenta en CAVALI ICLV S.A.
Monto registrado	US$ 35'000,000
Valor nominal	US$ 1,000 cada uno
Periodicidad de pago de intereses	Trimestre vencido
Plazo	3 años

Colocaciones vigentes del Primer Programa

1. En julio del 2004 se colocó la serie A de la primera emisión por US$ 7'500,000 con las siguientes características:

Monto de emisión	US$ 7'500,000
Fecha de emisión	13 de julio del 2004
Fecha de redención	13 de julio del 2007
Tasa de interés de la colocación	6.4375% nominal anual, con un año de base de 360 días

2. En noviembre del 2004 se colocó la serie B de la primera emisión por US$ 7'500,000 con las siguientes características:

Monto de la emisión	US$ 7'500,000
Fecha de emisión	15 de noviembre del 2004
Fecha de redención	15 de noviembre del 2007
Tasa de interés de la colocación	6.00% nominal anual, con un año de base de 360 días

3. En setiembre del 2005 se colocó la cuarta emisión por US$ 15'000,000 con las siguientes características:

Monto de emisión	US$ 15'000,000
Fecha de emisión	21 de setiembre del 2005
Fecha de redención	21 de setiembre del 2008
Tasa de interés de la colocación	5.8125% nominal anual, con un año de base de 360 días

4. En octubre del 2005 se colocó la tercera emisión por US$ 10'000,000 con las siguientes características:

Monto de emisión	US$ 10'000,000
Fecha de emisión	21 de octubre del 2005
Fecha de redención	21 de octubre del 2010
Tasa de interés de la colocación	6.00% nominal anual, con un año de base de 360 días

5. En febrero del 2006 se colocó la cuarta emisión por US$ 10'000,000 con las siguientes características:

Monto de emisión	U$ 10'000,000
Fecha de emisión	28 de febrero del 2006
Fecha de redención	28 de febrero del 2009
Tasa de interés de la colocación	6.06% nominal anual, con un año de base de 360 días
Monto total colocado del primer programa	US$ 50'000,000

2.8. Garantías, avales y fianzas otorgados

Al 31 de diciembre del 2006, la empresa ha otorgado avales y fianzas bancarias a empresas del grupo y clientes por US$ 29.6 millones, que representan el 23.7% del patrimonio.

Fianzas bancarias

Al 31 de diciembre del 2006, las líneas de fianzas bancarias utilizadas por Ferreyros para garantizar transacciones diversas sumaron US$ 1.5 millones.

Avales a subsidiarias

La empresa ha otorgado avales a favor de subsidiarias ante instituciones bancarias por US$ 12.5 millones, monto por debajo de los US$ 16 millones aprobados por el directorio en su sesión del 26 de setiembre del 2006. Los avales otorgados a la subsidiaria Langostinera Rodas al cierre del 2006 ascendieron a US$ 1.4 millones. Se está llevando adelante gestiones con los bancos para disminuir el requerimiento de aval de Ferreyros para las subsidiarias que sustentan sus propios créditos.

Avales a clientes

Para el desarrollo de sus operaciones y ventas, la empresa otorga financiamiento a clientes o los avala ante Caterpillar Financial Services. Al cierre del ejercicio 2006, este ascendió a US$ 15'603,895 (aprobados de manera expresa por el directorio) y cuentan con las garantías respectivas de los clientes o fideicomisos de flujos.

Garantías sobre activos

Al 31 de diciembre del 2006, la compañía sólo cuenta con hipotecas por US$ 11.5 millones sobre algunos inmuebles, que respaldan créditos hipotecarios ante Caterpillar Financial Services. Dichos préstamos fueron negociados durante el 2005 para disminuir la tasa de Libor + 4% a una tasa fija de 7%. El saldo de deuda es de US$ 8.9 millones.

La empresa ha otorgado, en ejercicios anteriores, también a Caterpillar Financial, prendas por US$ 1.2 millones para financiar equipos de la flota de alquiler, financiamiento que tiene un saldo de US$ 700 mil al cierre del 2006.

Las operaciones de mediano plazo con instituciones bancarias locales ascienden a US$ 9.6 millones y se encuentran garantizadas solamente en un 30% con letras de clientes endosadas a favor del banco.

2.9. Contingencias

Al 31 de diciembre del 2006, la compañía tiene las siguientes contingencias:

a. En abril del 2003, la empresa recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del 2000 por un total de S/. 5.5 millones, incluidos multas e intereses. Se ha presentado un recurso de apelación al Tribunal Fiscal.

b. En diciembre del 2005, la empresa recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del 2001 por un total de S/. 19.8 millones, incluidos multas e intereses. Se presentó un recurso de reclamación a la Sunat.

c. En junio del 2006, la empresa recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del 2002 y 2003 por S/. 30.0 millones y S/. 5.9 millones, respectivamente, incluidos multas e intereses. Se presentó un recurso de reclamación a la Sunat.

d. Al 31 de diciembre del 2006, la empresa mantiene en proceso de reclamación juicios por US$ 1.2 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La gerencia de la empresa, sobre la base de la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final favorecerá a la empresa. Por lo tanto no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias indicadas, de acuerdo con el procedimiento establecido, la Sunat hizo conocer a la empresa, previamente a su emisión, el resultado conjunto de cada fiscalización, y otorgó un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la empresa cumplió con subsanar y pagar las omisiones e infracciones por un total de S/. 6.3 millones, que, de acuerdo con una evaluación exhaustiva con los asesores tributarios, se consideró- procedentes.

2.10. Procesos legales

La compañía ha experimentado varios procesos legales que surgieron en el curso normal de sus actividades, la mayoría de los cuales, ni individual ni colectivamente, puede considerarse importante. Debe señalarse, sin embargo, que al cierre del ejercicio la empresa mantiene en proceso de reclamación seis juicios por concepto de indemnización por responsabilidad civil extracontractual iniciados por terceros por US$ 1.2 millones. La gerencia general, basada en la opinión de sus asesores legales, considera que estos juicios son improcedentes y que el resultado final favorecerá a la empresa.

3. Aspectos institucionales

3.1 El directorio

En cumplimiento de lo señalado en el artículo 32 del estatuto de la empresa y luego de cumplir tres años en el cargo, la junta general de accionistas del 22 de marzo del 2005 eligió a directores por el período 2005-2008. El directorio quedó conformado como sigue:

Carlos Ferreyros Aspíllaga
Eduardo Montero Aramburú
Hernán Barreto Boggio
Aldo Defilippi Traverso

Juan Manuel Peña Roca
Juan Manuel Prado Bustamante
Andreas von Wedemeyer Knigge
Óscar Espinosa Bedoya

Los miembros del directorio, en su primera sesión realizada el 30 de marzo del 2005, eligieron presidente a Carlos Ferreyros Aspíllaga y vicepresidente a Eduardo Montero Aramburú.

Grados de vinculación

Al 31 de diciembre del 2006, no existe grado de vinculación, por afinidad o consanguinidad, entre los directores, ni entre ellos y los miembros de la plana gerencial.

Los señores Carlos Ferreyros Aspíllaga, Óscar Espinosa Bedoya, Juan Manuel Peña Roca y Andreas von Wedemeyer Knigge son directores en La Positiva Compañía de Seguros y Reaseguros, empresa accionista de Ferreyros con el 10.1% del capital social.

Los señores Óscar Espinosa Bedoya, Juan Manuel Peña Roca y Andreas von Wedemeyer Knigge son, a su vez, directores en AFP Profuturo, administradora de fondos de pensiones, accionistas de Ferreyros con más del 5% del capital social.

Los directores de la empresa, considerados directores independientes, toda vez que no tienen ningún grado de vinculación con la administración de la empresa ni con los accionistas principales, son:

Eduardo Montero Aramburú
Hernán Barreto Boggio
Aldo Defilippi Traverso
Juan Manuel Prado Bustamante

Órganos especiales conformados y constituidos en el directorio

El directorio cuenta con tres comités:

Comité de Dirección General y Gobierno Corporativo.
Comité de Auditoría.
Comité de Desarrollo Organizacional y de Recursos Humanos.

Cada comité está constituido por tres directores, como mínimo, y por lo menos uno de ellos es director independiente, como lo define el principio V, literal e.1 de Gobierno Corporativo. El presidente del directorio, el vicepresidente y el gerente general participan en todos los comités.

Los comités se reúnen con una periodicidad trimestral.

El Comité de Dirección General y Gobierno Corporativo reemplaza al Comité de Directorio, creado en julio de 1993, cuya principal función es actuar como órgano de consulta de la gerencia para el manejo general de la empresa, así como supervisar por delegación del directorio. En particular tiene las siguientes funciones:

a. Revisar los planes estratégicos y los planes anuales de negocios.
b. Evaluar con detenimiento el funcionamiento de las empresas filiales.
c. Formular recomendaciones al directorio sobre políticas de inversiones, así como sobre adquisiciones y enajenaciones de activos fijos.
d. Supervisar la política de información de hechos de importancia e información privilegiada y reservada.
e. Evaluar y dar directivas sobre los niveles de endeudamiento de la empresa, así como sobre la estructura de los pasivos, haciendo un seguimiento de los avales que otorga.
f. Evaluar periódicamente el estado de situación de los créditos que otorga la empresa.
g. Funcionar como órgano de asesoramiento y consulta de la gerencia en temas sometidos a su consideración.

Lo conforman los señores Carlos Ferreyros Aspíllaga, Eduardo Montero Aramburú, Óscar Espinosa Bedoya, Juan Manuel Peña Roca y Hernán Barreto Boggio.

El Comité de Auditoría tiene por función principal supervisar la integridad de los sistemas contables y analizar el informe de los auditores externos sobre los estados financieros de la empresa. En particular tiene las siguientes funciones:

a. Supervisar la integridad de los sistemas contables a través de la auditoría externa apropiada.
b. Revisar y analizar periódicamente los estados financieros de la empresa.
c. Revisar los informes de auditoría externa sobre los estados financieros.
d. Supervisar el plan de trabajo anual del auditor interno y recibir los informes relevantes.
e. Proponer la designación de auditores externos.

Lo conforman los señores Carlos Ferreyros Aspíllaga, Eduardo Montero Aramburú, Óscar Espinosa Bedoya, Andreas von Wedemeyer Knigge y Juan Manuel Prado Bustamante.

Finalmente, la función principal del Comité de Desarrollo Organizacional y Recursos Humanos es asesorar a la gerencia en la adopción de políticas generales de recursos humanos. Sus funciones particulares son las siguientes:

a. Supervisar los programas de desarrollo organizacional a través de informes sobre la estructura administrativa y los programas de recursos humanos.
b. Supervisar los programas de administración de desempeño, de política salarial, así como los de capacitación y desarrollo, entre otros.
c. Asesorar al presidente del directorio en la determinación de la escala de remuneración de los ejecutivos principales.
d. Aprobar la contratación de los ejecutivos principales y supervisar su desempeño.

Lo conforman los señores Carlos Ferreyros Aspíllaga, Eduardo Montero Aramburú, Óscar Espinosa Bedoya y Aldo Defilippi Traverso.

3.2 La gerencia

Trayectoria profesional de los principales ejecutivos

Óscar Espinosa Bedoya
Director gerente general de Ferreyros desde 1983. Ingresó a la compañía en 1981. Ingeniero Civil de la Universidad Nacional de Ingeniería. Máster en las universidades de North Carolina State y Harvard University y con diplomas de especialización en el ISVE, Italia, CEO Management Program de Kellog School de la Northwestern University y PAD de la Universidad de Piura en estudios de ingeniería, economía y administración de empresas. Ha ocupado importantes cargos directivos y gerenciales en Cofide, el Banco Mundial, el Banco Internacional del Perú y otras entidades financieras. Actualmente es miembro de los directorios de varias empresas, entre las que se puede señalar a La Positiva Compañía de Seguros y Reaseguros y AFP Profuturo, así como de gremios empresariales. Es miembro del consejo directivo de Tecsup, vicepresidente de la Asociación Pro Universidad del Pacífico y miembro del Patronato de la Universidad Ruiz Montoya. Ha sido galardonado con el premio IPAE 1999.

Mariela García Figari
Gerenta general adjunta de Ferreyros desde enero de 2005. Ingresó a la compañía en 1988 y desempeñó varios cargos en la división finanzas. El último fue el de gerenta de finanzas desde el 2001 hasta enero del 2005. Es licenciada en Economía por la Universidad del Pacífico. Actualmente es miembro del comité consultivo de OWIT y representante de Ferreyros ante el Companies Circle. Ha sido miembro del directorio de Procapitales y presidente de su comité de gobierno corporativo hasta fines del 2006, así como directora de Ipae entre 2002 y 2004. Anteriormente se desempeñó como investigadora y miembro del comité editorial de publicaciones editadas por el Consorcio La Moneda

Hugo Sommerkamp Molinari
Gerente central de Control de Gestión y Sistemas desde julio del 2001. Ingresó a la compañía en 1985 y desempeñó hasta 1990 el cargo de gerente de contraloría de las empresas filiales. Entre 1990 y 1996 trabajó en Paraguay como director financiero de las diferentes subsidiarias del grupo ECOM (Lausanne, Suiza). Se reincorporó a Ferreyros en 1996 para desempeñar el cargo de gerente de división de Administración y Finanzas, el cual ocupó hasta el 2001. Es contador público colegiado de la Universidad Católica del Perú, con cursos de especialización en el Perú y el extranjero.

José Miguel Salazar Romero
Gerente central de Relaciones con Clientes y Desarrollo Comercial desde el 2004. Ingresó a la compañía en 1969 y desempeñó hasta 1990 diferentes cargos en áreas comerciales y financieras. En 1988 llegó a ser gerente de la División Finanzas. Entre 1990 y 1995 ocupó cargos similares en otras empresas del medio. Se reincorporó a la organización Ferreyros en 1996 para desempeñar el puesto de gerente general de Matreq Ferreyros S.A., distribuidor exclusivo de Caterpillar en Bolivia y empresa subsidiaria de Ferreyros hasta abril del 2003. Entre 2001 y 2004 ocupó la Gerencia de la División Minería. Ha participado en cursos en el país y seminarios organizados por Caterpillar.

Gonzalo Díaz Pro
Gerente de la División Minería de Ferreyros desde julio del 2006, ingresó a la compañía en agosto del 2004 y se ha desempeñado como gerente comercial de la División Minería. Ingeniero Civil graduado en la Pontificia Universidad Católica del Perú, con diversos cursos de especialización en el Perú y en el extranjero. Con 15 años de experiencia en gestión y desarrollo de proyectos de construcción, minería a tajo abierto y energía, tanto en el Perú como en Chile. Ocupó diversos cargos en el grupo Cosapi, incluida la Gerencia Comercial de la filial en Chile.

Raúl Alfaro Vives
Gerente de División de Negocios de Construcción y Minería desde octubre del 2005. Ingresó a la compañía en 1994. Ha desempeñado varios cargos en el área comercial y ha sido gerente de ventas de Máquinas y Equipos. Es ingeniero mecánico de la Universidad Católica del Perú. El señor Alfaro dejó de laborar en la empresa el 31 de enero del 2007.

Luis Bracamonte Loayza
Gerente de División de Negocios de Agricultura y Transporte desde octubre del 2005. Ingresó a la compañía en 1980 y desempeñó diversos cargos de importancia, como la Subgerencia de Créditos y Cobranzas, la Gerencia de la División Sucursales, para posteriormente asumir la Gerencia de División Agrícola. Actualmente mantiene a su cargo la supervisión de las sucursales. Realizó estudios universitarios en la Universidad de Lima y obtuvo diplomas de especialización en la Escuela de Administración de Negocios (ESAN) y en el programa de alta gerencia del Instituto de INCAE, en Costa Rica.

José López Rey Sánchez
Gerente de División de Soporte al Producto desde el 2001. Ingresó a la empresa en 1981. Fue gerente de servicios desde 1994 hasta 1998 y gerente de Repuestos y Servicios desde 1999 hasta el 2001. Es ingeniero mecánico de la Universidad Nacional de Ingeniería y ha seguido cursos de administración y contabilidad gerencial en ESAN.

Patricia Gastelumendi Lukis
Gerenta de División de Administración y Finanzas desde enero del 2005. Ingresó a la compañía en 1987. Después de desempeñar diferentes funciones en el área de Créditos y Cobranzas, ocupó la Gerencia de Créditos desde 1998. Es licenciada en Administración de Empresas de la Universidad de Lima; ha seguido cursos de especialización en Esan y es máster en Administración de Empresas, egresada de la escuela de negocios INCAE, en Costa Rica, y de la Universidad Adolfo Ibáñez de Chile.

Víctor Astete Palma
Gerente de División de Contraloría desde 1996. Ingresó a la compañía en 1977 y ha ocupado diferentes cargos en las gerencias de contabilidad, presupuesto, asesoría contable y contraloría de inversiones. Es contador público colegiado de la Universidad Nacional Mayor de San Marcos y ha seguido diversos cursos de especialización en el Perú y en el extranjero.

Andrés Gagliardi Wakeham
Gerente de División de Recursos Humanos desde 1986. Entre 1973 y 1980 ocupó la Subgerencia y Gerencia de Relaciones Industriales de Laboratorios Efesa, cuando esta era empresa filial de Ferreyros. Ha desempeñado cargos similares en otras empresas de prestigio. Es licenciado en Relaciones Industriales de la Universidad de San Martín de Porres y ha seguido diversos cursos y programas de su especialidad.

Raúl Vásquez Erquicio

Gerente de División de Auditoría Interna desde 1978, en que ingresó a la compañía. Anteriormente fue gerente administrativo-financiero de la Cía. Pesquera Estrella del Perú y gerente de Auditoría de Arthur Andersen y Co. Tiene el grado de bachiller en Ciencias Económicas y Comerciales y el título de contador público colegiado en la Universidad Nacional Mayor de San Marcos. Ha sido presidente del Instituto de Auditores Internos del Perú, director distrital para Latinoamérica del The Institute of Internal Auditors (EE.UU.), presidente de la Federación Latinoamericana de Auditores Internos (FLAI) y presidente del Comité de Ética de la FLAI. En la actualidad es miembro del Professional Issues Committee del Institute of Internal Auditors y expositor internacional sobre temas de su especialidad.

Carlos Dongo Vásquez

Gerente del Centro de Reparación de Componentes desde el 2005 y gerente general de Motorindustria S.A. desde 2002. Ingresó a la compañía en 1979 y ha desempeñado diversos cargos en el área comercial y de servicios. Ocupó la Gerencia de Ventas de Repuestos y Servicios y la Gerencia de División de Máquinas y Motores. Es ingeniero mecánico de la Universidad Católica del Perú.

Remuneraciones de los miembros del directorio y de la plana gerencial

En el 2006 el monto total de las remuneraciones de los miembros del directorio y de la plana gerencial representa el 1.39% de los ingresos brutos de la empresa.

3.3 Organización



+ GERENCIA GENERAL
+ GERENCIA GENERAL ADJUNTA
+ GERENCIA DE DIVISIÓN ADMINISTRACIÓN Y FINANZAS
+ GERENCIA DE DIVISIÓN SOPORTE AL PRODUCTO
+ GC CLIENTES Y DESARROLLO COMERCIAL
+ GERENCIA DIVISIÓN RRHH
+ GERENCIA LEGAL
+ GERENCIA DIVISIÓN AUDITORIA INTERNA
+ GC CONTROL DE GESTIÓN Y SISTEMAS
+ GERENCIA DIVISIÓN DE CONTRALORIA
+ GERENCIA CENTRAL DE NEGOCIOS
+ GC SUCURSALES TRANSPORTE Y AGRICULTURA
+ GERENCIA DE NEGOCIOS DIVISION GRAN MINERIA
+ GERENCIA DE NEGOCIOS DIVISION CONSTRUCCION MINERIA Y ENERGIA
+ GERENCIA DE NEGOCIOS DIVISION CONSTRUCCION MINERIA Y ENERGIA
+ SUBGERENCIA AGRICOLA
+ SUBGERENCIA AUTOMOTRIZ

3.4 Los recursos humanos

Los aspectos relativos a la administración del personal de la empresa se encuentran a cargo de la Gerencia de la División de Recursos Humanos. Al finalizar el 2006, laboraban en la compañía 1,487 trabajadores permanentes tanto en su oficina principal como en provincias.

La variación de dicho personal en los dos últimos años fue como sigue:

	2006	2005	2004	2006/2005	Variación 2005/2004
Permanente					
Personal ejecutivo	37	35	34	2	1
Personal técnico	516	444	443	72	1
Empleados y vendedores	196	150	141	46	9
Obreros	738	503	641	235	-138
Subtotal	**1,487**	**1,132**	**1,259**	**355**	**-127**
Eventual	63	42	51	21	-9
Total	**1,550**	**1,174**	**1,310**	**376**	**-136**

Una de las causas del incremento de personal entre el 2005 y el 2006 fue la absorción de la empresa Motorindustria S.A., además de los requerimientos de personal por el crecimiento en las ventas.

4. Análisis y discusión de la gerencia sobre los estados financieros

A continuación se expone las razones que explican las variaciones más importantes entre los estados financieros de la empresa al 31 de diciembre de 2006 y al 31 de diciembre de 2005. Para este fin, algunas cifras han sido reclasificadas en el Estado de Ganancias y Pérdidas que se muestra a continuación, para incluir las ventas por pedido directo dentro de las ventas netas y costo de ventas.

Análisis del balance general

Balance general (en millones de nuevos soles)

			Variación	
	Al 31-12-06	Al 31-12-05	Importe	%
Activo				
Activo corriente				
Caja bancos	34.6	11.5	23.1	200.9
Cuentas por cobrar comerciales				
Terceros	274.8	226.8	48.0	21.2
Empresas afiliadas	9.4	7.0	2.4	34.3
Otras cuentas por cobrar				
Empresas afiliadas	2.3	7.0	-4.7	-67.1
Diversas	4.5	7.0	-2.5	-35.7
Existencias	334.8	253.3	81.5	32.2
Gastos pagados por anticipado	1.6	2.1	-0.5	-23.8
Total activo corriente	**662.0**	**514.7**	**147.3**	**28.6**
Cuentas por cobrar comerciales a largo plazo	36.2	34.8	1.4	3.9
Impuesto a la renta y participación de los trabajadores diferidos	7.4	11.2	-3.8	-33.9
Inversiones en valores	81.7	95.3	-13.6	-14.3
Inmuebles, maquinaria y equipo	218.2	183.9	34.3	18.7
Otros activos	0.3	0.5	-0.2	-40.0
Total activo	**1,005.8**	**840.4**	**165.4**	**19.7**

Balance general (en millones de nuevos soles) continuación

	Al 31-12-06	Al 31-12-05	Variación Importe	Variación %
Pasivo y patrimonio				
Pasivo corriente				
Sobregiros y préstamos bancarios	141.6	62.6	79.0	126.2
Cuentas por pagar comerciales:				
Terceros	125.7	100.5	25.2	25.1
Empresas afiliadas	2.5	7.6	-5.1	-67.1
Otras cuentas por pagar				
Tributos por pagar	22.9	12.4	10.5	84.7
Remuneraciones por pagar	31.3	15.9	15.4	96.9
Empresas afiliadas	0.1	3.7	-3.6	-97.3
Otras cuentas por pagar	47.7	27.7	20.0	72.2
Porción corriente de deuda a largo plazo	81.4	81.7	-0.3	-0.4
Total pasivo corriente	**453.2**	**312.1**	**141.1**	**45.2**
Deudas a largo plazo	**143.2**	**207.7**	**-64.5**	**-31.1**
Ingresos diferidos	**10.2**	**5.7**	**4.5**	**78.9**
Patrimonio				
Capital	284.2	266.2	18.0	6.8
Excedente de revaluación	15.9	12.3	3.6	29.6
Reserva legal	9.3	6.3	3.0	47.6
Resultados acumulados	89.7	30.1	59.6	198.1
	399.2	314.9	84.3	26.8
Total pasivo y patrimonio	**1,005.8**	**840.4**	**165.4**	**19.7**

Al 31 de diciembre del 2006, el total de pasivos ascendió a S/. 596.3 millones en comparación con S/. 519.8 millones al 31 de diciembre del 2005, lo que equivale a un incremento de S/. 76.5 millones. Por otra parte, el total de activos al 31 de diciembre del 2006 alcanzó S/. 1,005.7 millones respecto a S/. 840.4 millones al 31 de diciembre del 2006, es decir, un incremento neto de S/. 165.3 millones. Las principales variaciones de las cuentas del activo que explican esta elevación son las siguientes:

a. Aumento neto de las **Cuentas por Cobrar Comerciales** (con vencimiento corriente y a largo plazo) por S/. 49.4 millones, debido principalmente al incremento de las ventas del período.

b. Aumento neto de **Existencias** por S/. 81.5 millones debido a: i) aumento neto de S/. 114.6 millones, por compras efectuadas en el período para atender el crecimiento de las ventas; ii) disminución neta de S/. 21.8 millones, por transferencia de equipos de alquiler y componentes de intercambio del inventario al activo fijo; iii) disminución de S/. 13.3 millones, por incremento de la provisión para desvalorización de existencias, y iv) aumento de S/. 2.0 millones, por incorporación del inventario escindido de la subsidiaria Motorindustria S.A.

c. Incremento neto del **Activo Fijo** por S/. 34.3 millones, que se explica por: i) aumento de S/. 25.9 millones, por compras de equipos de alquiler; ii) aumento de S/. 13.7 millones, por compras de otros activos fijos (maquinaria y equipo por S/. 5.3 millones; inversión en edificio en construcción S/. 4.9 millones; otros S/. 3.5 millones); iii) aumento de S/. 10.7 millones por incorporación del activo fijo escindido de la subsidiaria Motorindustria S.A.; iv) incremento neto de S/. 21.8 millones, por transferencia de equipo de alquiler y componentes de intercambio del inventario al activo fijo; v) disminución de S/. 7.1 millones por ventas de activos fijos (edificio S/. 6.7 millones; otros S/. 0.4 millones); vi) disminución de S/. 25.9 millones, por aumento neto en la depreciación acumulada, y vii) una disminución de S/. 4.7 millones, por aumento de la provisión para desvalorización de activo fijo.

d. Disminución neta de S/. 13.6 millones en **Inversiones en Valores**, debido a: i) aumento de S/. 9.0 millones, por utilidades de subsidiarias, asociadas y negocios conjuntos, reconocidas por el método de participación patrimonial; ii) disminución de S/. 21.7 millones, por escisión de la subsidiaria Motorindustria S.A. (se eliminó la inversión y se incorporó activos y pasivos escindidos de dicha empresa); iii) disminución de S/. 6.1 millones por dividendos recibidos en efectivo de una subsidiaria; iv) incremento de S/. 3.1 millones por capitalización de una cuenta por cobrar a una subsidiaria, y v) otras adiciones por S/. 2.0 millones.

Liquidez

El ratio corriente al 31 de diciembre del 2006 es de 1.46, menor que el ratio corriente de 1.65 al 31 de diciembre del 2005, debido a transferencias de deudas a largo plazo al pasivo corriente.

El ratio de apalancamiento financiero al 31 de diciembre del 2006 es de 0.94 en comparación con 1.19 al 31 de diciembre del 2005. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

Estado de ganancias y pérdidas (en millones de nuevos *soles*)

	2006		2005		Variación
	Importe	%	Importe	%	%
Ventas netas	1,303.0	100.0	1,002.8	100.0	29.9
Costo de ventas	1,008.8	77.4	777.0	77.5	29.8
Utilidad bruta	294.2	22.6	225.8	22.5	30.3
Gastos de venta y administración	160.7	12.3	148.5	14.8	8.2
Utilidad en operaciones	133.5	10.2	77.3	7.7	72.7
Otros ingresos (egresos)					
Ingresos financieros	31.7	2.4	23.5	2.3	34.8
Gastos financieros	-28.6	-2.2	-30.7	-3.1	-6.8
Diferencia en cambio	17.3	1.3	-9.8	-1.0	-276.1
Diversos, neto	-2.6	-0.2	-11.5	-1.1	-77.4
	17.7	1.4	-28.5	-2.8	-162.2
Utilidad antes de participación de los trabajadores e impuesto a la renta	151.2	11.6	48.8	4.9	210.1
Participación de los trabajadores	-12.1	-0.9	-4.1	-0.4	196.9
Impuesto a la renta	-41.6	-3.2	-14.6	-1.5	184.3
Utilidad neta	97.6	7.5	30.1	3.0	224.4

Ventas netas

Las ventas de la empresa en 2006 y 2005, en millones de nuevos soles, fueron como sigue:

			Variación
	2006	2,005	%
Equipos Caterpillar	540.5	353.2	53.0
Equipos usados			
Nacional	60.3	35.4	70.2
Exterior	4.7	3.5	34.3
	605.4	**392.1**	**54.4**
Equipos agrícolas	22.2	25.9	-14.5
Automotor	48.5	27.6	75.6
	676.1	**445.6**	**51.7**
Alquiler de equipos	19.1	15.8	20.9
Repuestos y servicios	607.8	541.4	12.3
Total	**1,303.0**	**1,002.8**	**29.9**

Las ventas netas en el 2006 ascendieron a S/. 1,303.0 millones, en comparación con S/. 1,002.8 millones del mismo período del año anterior, equivalente a un incremento de 29.9%. En conjunto, las ventas de los productos principales (máquinas, motores, equipos, línea automotriz y unidades usadas) fueron superiores en 51.7% a las del año anterior (S/. 676.1 millones en el 2006 frente a S/. 445.6 millones en el 2005) debido a lo siguiente:

- Incremento de 54.4% en la venta de equipos *Caterpillar* nuevos y usados (S/. 605.4 millones en el 2006 frente a S/. 392.1 millones en el 2005) generado por importantes ventas de camiones mineros *Caterpillar* a clientes de la gran minería, *así como por la* demanda creciente de otros equipos *Caterpillar* por clientes de la mediana minería y de empresas contratistas que efectúan trabajos de construcción y desarrollo para empresas de diferentes sectores económicos. Asimismo, el inicio de importantes proyectos de construcción de carreteras fue un factor importante que impulsó este crecimiento.

- Disminución de 14.5% en la venta de equipos agrícolas (S/. 22.2 millones en el 2006 frente a S/. 25.9 millones en el 2005), debido principalmente a una menor demanda de dichas unidades por parte de agricultores dedicados a producir arroz, como consecuencia de la disminución en el precio de dicho producto en el mercado local.

- Incremento de 75.6% en las ventas de la línea automotriz (S/. 48.5 millones en el 2006 frente a S/. 27.6 millones en el 2005), debido al dinamismo experimentado tanto en el sector transporte como en los mercados de minería y construcción, lo cual permitió a la *compañía efectuar ventas importantes de vehículos Kenworth e Iveco*, principalmente a clientes de dichos sectores económicos.

De otro lado, en el 2006, las ventas de repuestos y servicios fueron superiores en 12.3% a las del año anterior (S/. 607.8 millones en el 2006 frente a S/. 541.4 millones en el 2005), debido al aumento de la demanda que generó el parque de máquinas Caterpillar vendido en años anteriores, principalmente a clientes de la gran minería.

Por otra parte, los ingresos por alquiler de equipos del 2006 mostraron un crecimiento de 20.9% en comparación con los registrados en el año anterior (S/. 19.1 millones en el 2006 frente a S/. 15.8 millones en el 2005), que se explica por un aumento en las unidades alquiladas a clientes que prestan servicios de movimiento de tierra a empresas de la gran minería, mediana minería y del sector construcción.

Utilidad en ventas

La utilidad en ventas del 2006 alcanzó S/. 294.2 millones, en comparación con S/. 225.8 millones del año anterior, un incremento de 30.3%, originado principalmente por un aumento de 29.9% en las ventas. En términos porcentuales, el margen bruto del 2006 es similar al obtenido en el año anterior (22.6% en el 2006 frente a 22.5% en el 2005).

Gastos de venta y administración

Los gastos de venta y administración ascendieron en el 2006 a S/. 160.7 millones en comparación con S/. 148.5 millones del año anterior, un incremento neto de 8.2% debido principalmente a: i) un aumento de los gastos variables como consecuencia del importante crecimiento de las ventas del período; ii) un incremento no significativo de los gastos fijos, y ii) una disminución significativa de la provisión para cuentas de cobranza dudosa.

En el 2006 los gastos de venta y administración representaron el 12.3% de las ventas frente a 14.8% del año anterior.

Ingresos financieros

Los ingresos financieros del 2006 alcanzaron S/. 31.7 millones en comparación con S/. 23.5 millones del año anterior, un incremento de 34.8%, debido principalmente a un aumento en los descuentos por pronto pago efectuado por proveedores del exterior. En el 2006 los abonos efectuados a proveedores del exterior, sujetos a dicho descuento, fueron mayores a los realizados en el año anterior, como consecuencia de un aumento significativo en las compras de equipos y repuestos, producido por el importante crecimiento de las ventas.

Gastos financieros

Los gastos financieros sumaron S/. 28.6 millones en el 2006 en comparación con S/. 30.7 millones del año anterior, una disminución de 6.8%, debido a que, durante el período referido, la empresa sustituyó obligaciones con tasa de interés alta por otras con tasa de interés menor. Esta disminución se logró a pesar del incremento de S/. 13.7 millones en el pasivo financiero promedio del 2006, en comparación con el del 2005.

Utilidad (pérdida) en cambio

El 2006 incluye una utilidad en cambio por S/. 17.3 millones, mientras que en el 2005 se

obtuvo una pérdida en cambio por S/. 9.8 millones. La utilidad en cambio del 2006 se produjo como consecuencia de la apreciación del nuevo sol frente al dólar americano de 6.9%. En el mismo período del año anterior, la pérdida en cambio se originó por una devaluación del sol frente al dólar americano de 4.5%. En el caso de la empresa, el importe de las cuentas por pagar en dólares americanos es mayor que el monto de las cuentas por cobrar en la misma moneda.

Diversos, neto

En el 2006 se registró en este rubro un egreso neto de S/. 2.6 millones, en comparación con un egreso neto de S/. 11.5 millones del año anterior, por los siguientes conceptos: i) un ingreso de S/. 9.0 millones por utilidades de subsidiarias, asociadas y negocios conjuntos, reconocidas por el método contable de participación patrimonial; ii) un egreso de S/. 12.1 millones por provisión para desvalorización de existencias; iii) un egreso de S/. 4.7 millones por provisión para desvalorización de inmuebles, maquinaria y equipo; iv) un ingreso de S/. 1.5 millones por resoluciones de contrato; v) ingresos por alquileres por S/. 500 mil, y v) otros ingresos netos por S/. 3.2 millones. En el 2005 se registró en este rubro los siguientes conceptos: i) un ingreso de S/. 10.9 millones por utilidades de subsidiarias reconocidas por el método contable de participación patrimonial; ii) un egreso de S/. 11.8 millones por provisión para desvalorización de existencias; iii) un egreso de S/. 7.9 millones por provisión para desvalorización de inmuebles, maquinaria y equipo; iv) un egreso de S/. 4.2 millones por penalidades tributarias, y v) otros ingresos netos por S/. 1.5 millones.

Participaciones e Impuesto a la Renta

Las participaciones e Impuesto a la Renta de 2006 y 2005 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

Utilidad neta

La utilidad neta del 2006 ascendió a S/. 97.6 millones en comparación con S/. 30.1 millones obtenidos durante el mismo período del año anterior, lo que significa un incremento de 224.4%. Este resultado se explica por un incremento en la utilidad bruta, un crecimiento en los ingresos financieros, una disminución en los gastos financieros, una reducción en los egresos diversos y un aumento en la utilidad en cambio. Estos aspectos han permitido cubrir el moderado incremento de los gastos de administración y de ventas, así como aumentar la utilidad neta en S/. 67.5 millones en relación con la obtenida en el año anterior.

Utilidad antes de intereses, depreciación y amortización (UAIDA)

La UAIDA (EBITDA, por sus siglas en inglés) del 2006 ascendió a S/. 191.9 millones frente a S/. 120.8 millones del 2005, lo cual representa un incremento de 58.9%.

Cambios en los responsables de la elaboración y revisión de la información financiera

Durante 2005 y 2006 no se ha producido cambios en los responsables de la elaboración y revisión de la información financiera de la empresa.

Anexo 1

Cotización de la acción de Ferreyros en el año 2006

					Cotizaciones 2006		Precio
Código ISIN	Nemónico	Año - Mes	Apertura S/.	Cierre S/.	Máxima S/.	Mínima S/.	Promedio S/.
PEP736001004	FERREYC1	2006-01	1.55	1.67	1.67	1.50	1.57
PEP736001004	FERREYC1	2006-02	1.64	1.73	1.73	1.60	1.67
PEP736001004	FERREYC1	2006-03	1.73	1.85	1.85	1.68	1.73
PEP736001004	FERREYC1	2006-04	1.85	2.20	2.20	1.74	1.81
PEP736001004	FERREYC1	2006-05	2.10	2.55	2.65	2.10	2.46
PEP736001004	FERREYC1	2006-06	2.58	2.60	2.72	2.50	2.61
PEP736001004	FERREYC1	2006-07	2.65	3.50	3.50	2.65	3.06
PEP736001004	FERREYC1	2006-08	3.50	3.50	3.50	3.15	3.33
PEP736001004	FERREYC1	2006-09	3.50	3.29	3.58	3.08	3.35
PEP736001004	FERREYC1	2006-10	3.29	3.25	3.49	3.10	3.30
PEP736001004	FERREYC1	2006-11	3.28	3.41	3.70	3.28	3.51
PEP736001004	FERREYC1	2006-12	3.48	3.94	3.95	3.46	3.66

Anexo 2

Cotización de bonos de Ferreyros en el año 2006

Código ISIN	Nemónico	Año - Mes			Cotizaciones 2006		Precio
			Apertura S/.	Cierre S/.	Máxima S/.	Mínima S/.	Promedio S/.
PEP73600M041	FERRE1BC1A	2006-01	100.8618	100.8618	100.8618	100.8618	100.8618
PEP73600M041	FERRE1BC1A	2006-04	101.0548	100.9959	101.0548	100.9959	101.0231
PEP73600M041	FERRE1BC1A	2006-05	100.3169	100.3169	100.3169	100.3169	100.3169
PEP73600M041	FERRE1BC1A	2006-08	100.4424	100.4424	100.4424	100.4424	100.4424
PEP73600M041	FERRE1BC1A	2006-09	-.-	-.-	-.-	-.-	100.3818
PEP73600M041	FERRE1BC1A	2006-10	100.2919	100.5641	100.5661	100.2919	100.4380
PEP73600M058	FERRE1BC1B	2006-01	101.0306	100.0893	101.0306	100.0893	100.1235
PEP73600M058	FERRE1BC1B	2006-06	99.9786	99.9790	99.9790	99.9786	99.9787
PEP73600M058	FERRE1BC1B	2006-07	-.-	-.-	-.-	-.-	99.7920
PEP73600M058	FERRE1BC1B	2006-08	99.6913	100.1621	100.3401	99.6913	99.9413
PEP73600M058	FERRE1BC1B	2006-10	99.8355	99.8355	99.8355	99.8355	99.8355
PEP73600M074	FERRE1BC3A	2006-02	100.0000	100.0000	100.0000	100.0000	100.0000
PEP73600M074	FERRE1BC3A	2006-06	-.-	-.-	-.-	-.-	99.6970
PEP73600M074	FERRE1BC3A	2006-11	100.6691	100.6691	100.6691	100.6691	100.6691
PEP73600M074	FERRE1BC3A	2006-12	99.6097	99.6097	99.6097	99.6097	99.6097
PEP73600M066	FERRE1BC4A	2006-02	-.-	-.-	-.-	-.-	100.3344
PEP73600M066	FERRE1BC4A	2006-03	100.2091	100.2080	100.2091	100.2080	100.2087
PEP73600M066	FERRE1BC4A	2006-05	98.9184	98.9184	98.9184	98.9184	98.9184
PEP73600M066	FERRE1BC4A	2006-07	99.6882	99.6882	99.6882	99.6882	99.6882
PEP73600M066	FERRE1BC4A	2006-08	99.6168	99.4345	99.6187	99.4345	99.5591
PEP73600M066	FERRE1BC4A	2006-09	99.5000	99.8169	99.8169	99.5000	99.6358
PEP73600M066	FERRE1BC4A	2006-10	99.7278	99.7297	99.7297	99.3723	99.6366
PEP73600M066	FERRE1BC4A	2006-12	99.9927	99.7522	99.9927	99.7522	99.8484
PEP73600M082	FERRE1BC4B	2006-09	99.9942	99.9942	100.1052	99.9942	100.0325
PEP73600V117	FERRE2CP1A	2006-09	97.3592	97.3353	97.3592	97.3353	97.3473
PEP73600V117	FERRE2CP1A	2006-11	98.0380	98.0380	98.0380	98.0380	98.0380

Responsabilidad social

Ferreyros, consciente del papel que juega la empresa privada como agente de cambio y de su responsabilidad en relación con el desarrollo del país, ha emprendido diversos programas e iniciativas de responsabilidad social con sus diferentes grupos de interés, procurando que su interacción se dé de manera armónica y generando impactos positivos para ambos en una relación sostenible y de largo plazo.

A futuro nuestra empresa tiene por objetivo incorporar la responsabilidad social en todas sus actividades, para lo cual continuará implementando programas y prácticas con los diferentes grupos de interés. Uno de nuestros objetivos estratégicos para el 2007 es ser reconocidos en el medio como una empresa socialmente responsable, para lo cual iniciaremos la difusión de los programas ya desarrollados y realizaremos un diagnóstico que nos permita evaluar el grado de integración de la responsabilidad social en la gestión de nuestra empresa e identificar las áreas en las que podemos mejorar.

Colaboradores

Ferreyros cuenta con un equipo humano multidisciplinario, compuesto por 1,487 colaboradores provenientes de diferentes zonas del país. Nuestra empresa está comprometida en mantener un ambiente laboral libre de discriminación, para lo cual cuenta con una política específica que favorece la igualdad de oportunidades sobre la base de los méritos de cada trabajador.

Para nosotros es de vital importancia contar con un equipo motivado y comprometido, y por ello nos aseguramos de que sus condiciones de trabajo incluyan un ambiente agradable y una serie de beneficios que contribuyan a que desempeñen mejor sus labores, como servicio de transporte de personal, servicio de comedor y cafetería, cajero automático, uniformes, etc. Asimismo, nuestra empresa cuenta con un área de servicio social que brinda una atención individualizada a los trabajadores en forma permanente, en cuanto a problemas sociofamiliares, como salud, educación, vivienda, aspectos económicos y legales y de problemática familiar. Además desarrolla diversos programas dirigidos al trabajador y su familia, como:

- Programa vacacional de verano dirigido a los hijos de los trabajadores.
- Capacitaciones técnicas para los colaboradores y su familia, en actividades que les permitan ampliar sus habilidades y generar un ingreso extra para el hogar, como computación básica y manualidades.
- Campañas preventivas de salud.

- Talleres de desarrollo humano.
- Actividades recreativas sociofamiliares.
- Actividades socioculturales y artísticas, como cursos de danzas folclóricas y taller de coro.

En Ferreyros ofrecemos oportunidades para el desarrollo profesional de nuestros trabajadores, al brindarles capacitaciones permanentes. Para ello contamos con programas de capacitación especializados para nuestra fuerza de ventas, como son el Pro Net, el Masters y el Pro 2000. Para el personal técnico, ofrecemos el Programa Service Pro, el cual permite que los técnicos puedan ser promocionados a categorías superiores, a través de la adquisición y certificación de ciertas habilidades predefinidas. En las áreas administrativas, también fomentamos la capacitación en diferentes cursos y seminarios especializados en las áreas de gestión. Asimismo apoyamos a los empleados en la realización de programas de maestrías.

Cuando se presentan oportunidades laborales en la empresa, priorizamos la cobertura del puesto vacante o nuevo con un trabajador de la institución. De esta manera, generamos oportunidades de desarrollo personal, pues ofrecemos a los trabajadores ascender a posiciones de mayor responsabilidad, en concordancia con la línea de carrera de cada posición.

En cuanto a la seguridad en el ambiente de trabajo, la empresa busca que las condiciones sean las más adecuadas, es decir, que no sean peligrosas o incómodas, sucias o desordenadas ni que generen la aparición de enfermedades ocupacionales. Por esa razón, implementamos hace algunos años un sistema de seguridad que incluye principalmente capacitaciones en temas de seguridad; identificación de peligros y evaluación de riesgos y manejo de accidentes. Asimismo, contamos con un programa de seguridad industrial, higiene ocupacional y gestión del medio ambiente, elaborado en cumplimiento de las políticas, las normas y los procedimientos de seguridad y el reglamento interno de seguridad e higiene ocupacional de nuestra empresa.

Nuestros trabajadores están representados por un sindicato con el que mantenemos una excelente relación y que colabora en la formulación de políticas que mejoren las condiciones de vida y laborales de nuestros trabajadores.

Accionistas

Nuestra gestión está regida por principios de buen gobierno corporativo, lo cual garantiza el respeto de los derechos de los accionistas; el trato equitativo a todos ellos, el acceso a la información; la transparencia y revelación oportuna de ella; la existencia de un directorio eficaz que represente a todos los accionistas, entre otros. Un mayor detalle de las prácticas adoptadas por nuestra empresa se encuentra en la declaración sobre cumplimiento de los principios de gobierno corporativo, requerida por la Conasev, la cual forma parte de la memoria anual.

Comunidad

En Ferreyros trabajamos desde hace varios años con distintos sectores de nuestra comunidad, principalmente en el ámbito de la educación.

Nuestra empresa continúa sosteniendo los programas de la Asociación Ferreyros, creada en 1997, orientados al trabajo con jóvenes universitarios próximos a iniciar el ejercicio profesional, mediante la implementación de talleres y apoyamos al Instituto Peruano de Administración de Empresas (IPAE) para el desarrollo de la Conferencia Anual de Estudiantes. Durante el 2006 se dictaron 74 talleres, con una asistencia de 2,438 estudiantes de 23 universidades de 11 ciudades del país. El 86% de los talleres se ha realizado en provincias, donde la necesidad de este tipo de formación es mayor. Nuestra participación en la Conferencia Anual de Estudiantes no se limita a un aporte económico, sino que también incluye la coordinación de los grupos de trabajo.

Por otro lado, con la participación de su representada Caterpillar, hemos continuado con el programa *Think Big*, lanzado en el 2002 y a cargo del Tecsup, para capacitar a jóvenes en la carrera técnica de mecánico. El programa, que tiene una duración de dos años, combina períodos de ocho semanas en Tecsup con ocho semanas de prácticas en Ferreyros y convoca anualmente a aproximadamente 24 jóvenes. Durante el programa, los jóvenes reciben ayuda económica mediante un programa de becas, a cuya finalización tienen por primera opción ingresar a nuestra fuerza laboral para materializar un desarrollo profesional con los conocimientos adquiridos. Ya son 61 los jóvenes que se han graduado en las tres promociones egresadas del programa *Think Big* y 45 de ellos trabajan actualmente en nuestra empresa. Adicionalmente, otros 48 jóvenes se encuentran cursando sus estudios.

Igualmente abrimos nuestras puertas de manera recurrente a jóvenes estudiantes tanto de carreras técnicas (específicamente del Senati) como de carreras comerciales y administrativas. Como todos los años, en el 2006 recibimos a 36 estudiantes del Senati y seis estudiantes de diferentes universidades para que realicen prácticas preprofesionales.

Conscientes del mayor impacto que se puede lograr cuando se realizan actividades junto con otras organizaciones, durante el 2006 continuamos participando con la Asociación Los Andes de Cajamarca, promovida por la Compañía Minera Yanacocha, en un programa para jóvenes emprendedores en colegios de Cajamarca. Para ello, financiamos el 25% de dicho proyecto que tiene por objetivo fomentar capacidades emprendedoras y conceptos empresariales en los jóvenes que les permitan mejorar la situación de sus familias en el mercado laboral.

Conocedores de los programas que implementa nuestra empresa en la comunidad, nuestros trabajadores quisieron aportar también a ella a través de un programa de voluntariado. En diciembre, luego de evaluar distintas poblaciones por beneficiar, nuestros trabajadores decidieron colaborar con el Centro de Educación Inicial Anexo 12 de Diciembre, ubicado en el asentamiento humano Pachacútec de Ventanilla. La actividad de voluntariado tuvo por objetivo mejorar la precaria infraestructura del local y de ese modo contribuir con la educación de los niños que asisten a dicho centro. Nuestros 120 voluntarios, junto con miembros de la comunidad y bajo el lema de "Solidaridad – Entrégales + de ti", lograron levantar nuevas aulas, baños, un cerco perimétrico,

escaleras de acceso; pintar las nuevas instalaciones y donar un mobiliario nuevo. Con el objetivo de promover iniciativas que ayuden a que nuestros empleados se identifiquen y sumen a nuestras acciones de responsabilidad social, apoyamos la iniciativa con un aporte económico y logístico. Durante el 2007 esperamos continuar con este tipo de actividades.

Finalmente, cabe mencionar que, como todos los años, con motivo de las fiestas navideñas los trabajadores de todas nuestras sucursales realizaron actividades voluntarias en comunidades de extrema pobreza dentro de su ámbito de acción. Estas actividades incluyeron donaciones de juguetes, ropa nueva, libros y actividades de entretenimiento.

Medio ambiente

Nuestros esfuerzos, que se orientan a un uso racional de los recursos naturales, buscan la ecoeficiencia, para lo cual se busca evitar los impactos negativos al medio ambiente y el manejo responsable de los residuos peligrosos, reciclar todo producto posible de ser reciclado y asegurar el destino final adecuado de los desechos. En tal sentido, contamos con los siguientes procedimientos:

- Reparación y reutilización, en talleres especializados, de gran parte de los componentes de las máquinas que han cumplido su vida útil. De esta manera se reduce el uso de recursos naturales.
- Desecho de chatarra, el cual tiene por objetivo evitar que regresen al mercado piezas que perjudiquen directa o indirectamente al medio ambiente o a algún consumidor, para lo cual se utiliza los servicios de una reconocida fundición.
- Control para el desecho de llantas.
- Clasificación de los desechos en orgánicos, inorgánicos y peligrosos, de tal manera que se puedan entregar para su reciclaje.
- Tratamiento y reutilización del agua en los talleres.

Proveedores

En Ferreyros contamos con una política de contratación de proveedores basada en principios claramente establecidos, como transparencia y trato equitativo, que tienen por objetivo apoyar el desarrollo de los proveedores y mantener relaciones de largo plazo. De esta manera, los proveedores obtienen nuestra preferencia sobre la base de la calidad del producto o servicio, así como de su precio y términos de entrega. Consecuentemente desarrollamos relaciones confiables y justas en una perspectiva de crecimiento mutuo.

Clientes

Nuestra empresa promueve relaciones comerciales de mutuo beneficio y de largo plazo con nuestros clientes, basadas en el ofrecimiento de diferentes alternativas para la provisión de sus productos, ya sea la venta de nuevos, de usados o el alquiler. Asimismo garantizamos a nuestros clientes un alto nivel de disponibilidad de los equipos, a través de sus talleres de servicio y de sus altos inventarios de repuestos en el ámbito nacional.

Las normas de conducta de nuestra empresa establecen expresamente que está prohibido transmitir mensajes deliberadamente engañosos, omitir hechos importantes, magnificar atributos de nuestros productos o hacer falsas afirmaciones sobre las ofertas de los competidores. Asimismo, estas normas exigen a nuestros empleados a dar información completa, clara y veraz sobre los productos que ofrecemos.

Pacto Mundial

Una muestra de nuestro compromiso por asumir un papel activo en los temas de responsabilidad social fue la suscripción en el 2004 del Pacto Mundial, una iniciativa de la ONU para que las entidades de todos los países acojan como una parte integral de su estrategia y de sus operaciones de conducta y acción en materia de derechos humanos, trabajo, medio ambiente y lucha contra la corrupción.

En concordancia con este compromiso y con nuestra decisión de incorporar y promover la responsabilidad social en todas nuestras actividades para interactuar de manera responsable con nuestros diferentes grupos de interés, continuaremos habilitando programas y prácticas con esos grupos. Un objetivo estratégico para el 2007 es ser reconocidos en el medio como una empresa socialmente responsable, para lo cual difundiremos los programas ya implementados. Adicionalmente, hemos iniciado un diagnóstico para evaluar el grado de integración de la responsabilidad social en la gestión de nuestra empresa, que permita identificar las áreas de mejora y así diseñar una estrategia integrada de responsabilidad social.

CUMPLIMIENTO DE LOS PRINCIPIOS DE BUEN GOBIERNO 2006


MEJOR TRATO A LOS ACCIONISTAS
Ferreyros S.A.A.
capitales
UPC

INFORME SOBRE EL CUMPLIMIENTO DE LOS PRINCIPIOS DE BUEN GOBIERNO CORPORATIVO EN FERREYROS S.A.A.
Correspondiente al Ejercicio 2006

Contenido

INFORME SOBRE EL CUMPLIMIENTO DE LOS PRINCIPIOS DE BUEN GOBIERNO CORPORATIVO EN FERREYROS S.A.A.

Correspondiente al Ejercicio 2006

Razón Social	:	**FERREYROS S.A.A.**
		(En adelante EMPRESA)
RUC	:	**20100027292**
Dirección	:	**AV.INDUSTRIAL N° 675, LIMA 1**
Teléfonos	:	**336 – 7070 – DIRECTO ACCIONISTAS 0800-13372**
Fax	:	**336 - 6713**
Página Web	:	**www.ferreyros.com.pe**
Representante Bursátil	:	**Mariela Garcia de Fabbri, Patricia Gastelumendi Lukis, Víctor *Astete Palma***

INSTRUCCIONES

En la **Sección Primera** del presente informe, se evalúan 26 recomendaciones de los *Principios de Buen Gobierno para las Sociedades Peruanas* [1].
Respecto a cada recomendación evaluada, la EMPRESA deberá:

a) Para la *Evaluación Subjetiva* marcar con un aspa (x) el nivel de cumplimiento que considere adecuado, teniendo en consideración la siguiente escala:
   - 0 : no cumple el principio
   - 1 - 3 : cumple parcialmente el principio
   - 4 : cumple totalmente el principio

b) Para la *Evaluación Objetiva* marcar con un aspa (x) una o más de las alternativas indicadas y completar en detalle la información solicitada. [2]

En la **Sección Segunda** del presente informe, se evalúa una serie de aspectos referidos a los derechos de los accionistas, el Directorio, las responsabilidades de la EMPRESA y los accionistas y tenencias. En esta sección, la EMPRESA deberá completar la información solicitada, ya sea marcando con un aspa (x) una o más alternativa (s) incluidas en cada pregunta y/o completando en detalle la información solicitada.

[1] El texto de los *Principios de Buen Gobierno para las Sociedades Peruanas* puede ser consultado en www.conasev.gob.pe

[2] Para dicho efecto, podrá incorporar líneas a los cuadros incluidos en el presente informe o, en su defecto, replicar los cuadros modelos las veces que sean necesarias.

I. SECCIÓN PRIMERA: EVALUACIÓN DE 26 PRINCIPIOS DE BUEN GOBIERNO CORPORATIVO

I.1. LOS DERECHOS DE LOS ACCIONISTAS

Principios	Cumplimiento				
	0	1	2	3	4
1. Principio (I.C.1. segundo párrafo).- No se debe incorporar en la agenda asuntos genéricos, debiéndose precisar los puntos a tratar de modo que se discuta cada tema por separado, facilitando su análisis y evitando la resolución conjunta de temas respecto de los cuales se puede tener una opinión diferente.					X
2. Principio (I.C.1. tercer párrafo).- El lugar de celebración de las Juntas Generales se debe fijar de modo que se facilite la asistencia de los accionistas a las mismas.					X

a. Indique el número de juntas de accionistas convocadas por la EMPRESA durante el ejercicio materia del presente informe.

I. TIPO	NÚMERO
JUNTA GENERAL DE ACCIONISTAS	1
JUNTA ESPECIAL DE ACCIONISTAS	0

b. De haber convocado a juntas de accionistas, complete la siguiente información para cada una de ellas.

FECHA DE AVISO DE CONVOCATORIA*	FECHA DE LA JUNTA	LUGAR DE LA JUNTA	TIPO DE JUNTA		QUÓRUM %	Nº DE ACC. ASISTENTES	DURACIÓN	
			ESPECIAL	GENERAL			HORA DE INICIO	HORA DE TÉRMINO
2.3.2006	28.3.2006	FERREYROS S.A.A.	(...)	(..X.)	86.41	144	11:00	13:00

* En caso de haberse efectuado más de una convocatoria, indicar la fecha de cada una de ellas.

c. ¿Qué medios, además del contemplado en el artículo 43 de la Ley General de Sociedades, utiliza la EMPRESA para convocar a las Juntas?

(...) CORREO ELECTRÓNICO
(.X..) DIRECTAMENTE EN LA EMPRESA
(.X.) VÍA TELEFÓNICA
(.X..) PÁGINA DE INTERNET
(.X..) CORREO POSTAL
(...) OTROS. Detalle ....
(...) NINGUNO

d. Indique si los medios señalados en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(.X..)	(.X..)	(...)	(...)	**Reglamento Interno de Juntas de Accionistas**

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

e. En caso la EMPRESA cuente con una página web corporativa, ¿es posible obtener las actas de las juntas de accionistas a través de dicha página?

	SÍ	NO
SOLO PARA ACCIONISTAS	(X.)	
PARA EL PÚBLICO EN GENERAL	(...)	(X.)

Los acuerdos adoptados en Junta son revelados al mercado al dia siguiente como Hecho de Importancia y publicados en la página web de Ferreyros.
Los accionistas pueden solicitar dicha información a través de diversos medios , tal como establece la Ley de Sociedades, y en particular, a través de la página web en la sección "Servicio al Inversionista".
Así mismo podrán solicitar dichas actas al Dpto. de Valores a través de la línea telefónica dedicada al accionista.
La empresa considera que no es conveniente publicar las actas de la junta como información al público en general.

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
3. Principio (I.C.2).- Los accionistas deben contar con la oportunidad de introducir puntos a debatir, dentro de un límite razonable, en la agenda de las Juntas Generales. Los temas que se introduzcan en la agenda deben ser de interés social y propios de la competencia legal o estatutaria de la Junta. El Directorio no debe denegar esta clase de solicitudes sin comunicar al accionista un motivo razonable.					X

a. Indique si los accionistas pueden incluir puntos a tratar en la agenda mediante un mecanismo adicional al contemplado en la Ley General de Sociedades (artículo 117 para sociedades anónimas regulares y artículo 255 para sociedades anónimas abiertas).

(.X..) SÍ (...) NO

b. En caso la respuesta a la pregunta anterior sea afirmativa detalle los mecanismos alternativos.

Los accionistas a través del Directorio pueden solicitar la inclusión de temas en la Junta General, la cual se realiza en la misma época del año, por lo cual se puede anticipar su realización y enviar una comunicación al directorio indicando cualquier tema de interés. Más allá de ello, los accionistas según el Art. 19 del Estatuto cuentan con el derecho de solicitar al directorio la realización de una Junta General para que trate algún tema en particular, solicitud para la cual se requiere un 5% de acciones representadas.

c. Indique si los mecanismos descritos en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(X..)	(X..)	(...)	(...)	**Reglamento Interno de Juntas de Accionistas**

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

d. Indique el número de solicitudes presentadas por los accionistas durante el ejercicio materia del presente informe para la inclusión de temas a tratar en la agenda de juntas.

NÚMERO DE SOLICITUDES		
RECIBIDAS	ACEPTADAS	RECHAZADAS
----------------------------------	----------------------------------	----------------------------------

Principio	Cumplimiento				
	0	*1*	*2*	*3*	*4*
4. ***Principio (I.C.4.i.).- El estatuto no debe imponer límites a la facultad que todo accionista con derecho a participar en las Juntas Generales pueda hacerse representar por la persona que designe.***					X

a. De acuerdo con lo previsto en el artículo 122 de la Ley General de Sociedades, indique si el estatuto de la EMPRESA limita el derecho de representación, reservándolo:

(...) A FAVOR DE OTRO ACCIONISTA
(...) A FAVOR DE UN DIRECTOR
(...) A FAVOR DE UN GERENTE
(X) NO SE LIMITA EL DERECHO DE REPRESENTACION.

b. Indique para cada Junta realizada durante el ejercicio materia del presente informe la siguiente información:

TIPO DE JUNTA		FECHA DE JUNTA	PARTICIPACIÓN (%) SOBRE EL TOTAL DE ACCIONES CON DERECHO A VOTO	
GENERAL	ESPECIAL		A TRAVÉS DE PODERES	EJERCICIO DIRECTO
(X.)	(...)	**28.3.2006**	**80.10**	**6.31**

c. Indique los requisitos y formalidades exigidas para que un accionista pueda representarse en una junta.

FORMALIDAD (INDIQUE SI LA EMPRESA EXIGE) **Carta simple**	**Estatuto**
ANTICIPACIÓN (NÚMERO DE DÍAS PREVIOS A LA JUNTA CON QUE DEBE PRESENTARSE EL PODER)	**24 horas antes (Art. 122 Ley de Sociedades y Art. 24 del Estatuto)**
COSTO (INDIQUE SI EXISTE UN PAGO QUE EXIJA LA EMPRESA PARA ESTOS EFECTOS Y A CUÁNTO ASCIENDE)	**No se exige pago alguno**

d. Indique si los requisitos y formalidades descritas en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(X.)	(.X..)	(...)	(...)	**Reglamento Interno de Juntas de Accionistas**

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

I.2. TRATAMIENTO EQUITATIVO DE LOS ACCIONISTAS

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
5. ***Principio (II.A.1, tercer párrafo)**.- Es recomendable que la sociedad emisora de acciones de inversión u otros valores accionarios sin derecho a voto, ofrezca a sus tenedores la oportunidad de canjearlos por acciones ordinarias con derecho a voto o que prevean esta posibilidad al momento de su emisión.*					X

a. ¿La EMPRESA ha realizado algún proceso de canje de acciones de inversión en los últimos cinco años?

(X.) NO APLICA PUES LA EMPRESA SOLO TIENE UN TIPO DE ACCION.

Principio	Cumplimiento				
	0	1	2	3	4
6. ***Principio (II.B).-*** ***Se debe elegir un número suficiente de directores capaces de ejercer un juicio independiente, en asuntos donde haya potencialmente conflictos de intereses, pudiéndose, para tal efecto, tomar en consideración la participación de los accionistas carentes de control.*** ***Los directores independientes son aquellos seleccionados por su prestigio profesional y que no se encuentran vinculados con la administración de la sociedad ni con los accionistas principales de la misma.***					X

a. Indique el número de directores dependientes e independientes de la EMPRESA[3].

DIRECTORES	NÚMERO
DEPENDIENTES	4
INDEPENDIENTES	4
Total	**8**

b. Indique los requisitos especiales (distintos de los necesarios para ser director) para ser director independiente de la EMPRESA?

____

____

____

(.X..) NO EXISTEN REQUISITOS ESPECIALES MAS ALLA DE LOS CONTENIDOS EN LA FORMATIVA VIGENTE.

c. Indique si los requisitos especiales descritos en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(.X.) NO SE ENCUENTRAN REGULADOS.

d. Indique si los directores de la EMPRESA son parientes en primer grado o en segundo grado de consanguinidad, o parientes en primer grado de afinidad, o cónyuge de:

NOMBRES Y APELLIDOS DEL DIRECTOR	VINCULACIÓN CON:	NOMBRES Y APELLIDOS DEL ACCIONISTA [1/] / DIRECTOR / GERENTE	AFINIDAD	INFORMACIÓN ADICIONAL [2/]

[3] Los directores independientes son aquellos que no se encuentran vinculados con la administración de la entidad emisora ni con sus accionistas principales.
Para dicho efecto, la vinculación se define en el Reglamento de Propiedad Indirecta, Vinculación y Grupo Económico. Los accionistas principales, por su parte, son aquellas personas naturales o jurídicas que tienen la propiedad del cinco (5%) o más del capital de la entidad emisora.

	ACCIONISTA[1/]	DIRECTOR	GERENTE	ACCIONISTA[1/] / DIRECTOR / GERENTE.		ADICIONAL [2/].
No aplica	(...)	(...)	()			

[1/] Accionistas con una participación igual o mayor al 5% de las acciones de la empresa (por clase de acción, incluidas las acciones de inversión).

[2/] En el caso exista vinculación con algún accionista incluir su participación accionaria. En el caso la vinculación sea con algún miembro de la plana gerencial, incluir su cargo.

d. En caso algún miembro del Directorio ocupe o haya ocupado durante el ejercicio materia del presente informe algún cargo gerencial en la EMPRESA, indique la siguiente información:

NOMBRES Y APELLIDOS DEL DIRECTOR	CARGO GERENCIAL QUE DESEMPEÑA O DESEMPEÑÓ	FECHA EN EL CARGO GERENCIAL	
		INICIO	TÉRMINO
Oscar Espinosa Bedoya	**Gerente General**	**Agosto 1983**	----------

e. En caso algún miembro del Directorio de la EMPRESA también sea o haya sido durante el ejercicio materia del presente informe miembro de Directorio de otra u otras empresas inscritas en el Registro Público del Mercado de Valores, indique la siguiente información:

NOMBRES Y APELLIDOS DEL DIRECTOR	PARTICIPACIÓN SOCIAL DE LA(S) EMPRESA(S)	FECHA	
		INICIO	TÉRMINO
Oscar Espinosa Bedoya	**La Positiva Seguros y Reaseguros La Positiva Vida Seguros y Reaseguros AFP Profuturo**	**1996 2005 1999**	
Juan Manuel Peña Roca	**Profuturo AFP La Positiva Seguros y Reaseguros La Positiva Vida Seguros y Reaseguros S.A.**	**1993 1985 2005**	
Carlos Ferreyros Aspíllaga	**La Positiva Seguros y Reaseguros S.A.**	**1983**	
Andrés von Wedemeyer Knigge Comercio	**Corp.Cervesur SAA La Positiva Seg. y Reaseguros S.A. Profuturo AFP Cia. Industrial Textil Credisa Trutex SAA Corporación Financiera de Inversiones S.A.A. La Positiva Vida Seg. y Reaseguros S.A.A.**	**1995 1999 2005 2005 2005 2005 2005**	
Juan Prado Bustamante	**Transacciones Especiales S.A.**	**2006**	

I.3. COMUNICACIÓN Y TRANSPARENCIA INFORMATIVA

Principio	*Cumplimiento* 0	1	2	3	4
7. <u>Principio (IV.C, segundo, tercer y cuarto párrafo)</u>.- Si bien, por lo general las auditorías externas están enfocadas a dictaminar información financiera, éstas también pueden referirse a dictámenes o informes especializados en los siguientes aspectos: peritajes contables, auditorías operativas, auditorías de sistemas, evaluación de proyectos, evaluación o implantación de sistemas de costos, auditoría tributaria, tasaciones para ajustes de activos, evaluación de cartera, inventarios, u otros servicios especiales. Es recomendable que estas asesorías sean realizadas por auditores distintos o, en caso las realicen los mismos auditores, ello no afecte la independencia de su opinión. La sociedad debe revelar todas las auditorías e informes especializados que realice el auditor. Se debe informar respecto a todos los servicios que la sociedad auditora o auditor presta a la sociedad, especificándose el porcentaje que representa cada uno, y su participación en los ingresos de la sociedad auditora o auditor.					X

a. Indique la siguiente información de las sociedades de auditoría que han brindado
b. servicios a la EMPRESA en los últimos 5 años

RAZÓN SOCIAL DE LA SOCIEDAD DE AUDITORIA	SERVICIO*	PERIODO	RETRIBUCIÓN** US $
Dongo-Soria Gaveglio y Asociados Sociedad Civil, firma miembro de Price Waterhouse Coopers	**Auditoria de EEFF**	**2006**	**63.9%**
	Auditoria de	**2006**	
	Prevención del Lavado de Activos		
Dongo-Soria Gaveglio y Asociados Sociedad Civil, firma miembro de Price Waterhouse Coopers	**Auditoria de EEFF**	**2005**	**63.9%**
	Auditoria Patrimonio en Fideicomiso	**2005**	
	Auditoria de Prevención del Lavado de Activos	**2005**	
	Auditoria de EEFF	**2004**	**68.3%**
	Auditoria Patrimonio en Fideicomiso	**2004**	

	Auditoria de EEFF	**2003**	**62.5%**
	Auditoria Patrimonio en Fideicomiso	**2003**	
	Auditoria de EEFF	**2002**	**62.3%**
	Auditoria Patrimonio en Fideicomiso	**2002**	
Price Waterhouse Coopers Sociedad Civil de Responsabilidad Ltda.(*)	**Asesoria en revisión e implementación de sistema de catego-rias. Asesoria en imple-mentación de un modelo de gestión en el área de Recursos Humanos**	**2005-2006**	**0%**
DELOITE & TOUCHE SRL (*)	**Asesoría Tributaria**	**2002-2006**	**0%**

c. * Incluir todos los tipos de servicios tales como dictámenes de información financiera, peritajes contables, auditorías operativas, auditorías de sistemas, auditoría tributaria u otros servicios especiales.

** Del monto total pagado a la sociedad de auditoría por todo concepto, indicar el porcentaje que corresponde a retribución por servicios de auditoria financiera.

(*) Si bien estas empresas no son sociedades de auditoría están relacionadas a una firma de auditores.

d. Describa los mecanismos preestablecidos para contratar a la sociedad de auditoría encargada de dictaminar los estados financieros anuales (incluida la identificación del órgano de la EMPRESA encargado de elegir a la sociedad auditora).

De acuerdo al art.21d del Estatuto, corresponde a la Junta Obligatoria Anual de Accionistas la designación o delegación al Directorio del nombramiento de los auditores externos. Es práctica común de la Junta Obligatoria Anual de Accionistas delegar al Directorio tal nombramiento.

Asimismo el Comité de Auditoría recomienda al Directorio la designación.

e. Indique si los mecanismos descritos en la pregunta anterior se encuentran contenidos en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(X)	(X)	(...)	( )	**Reglamento Interno del Directorio y sus Comités.**

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

f. Indique si la sociedad de auditoría contratada para dictaminar los estados financieros de la EMPRESA correspondientes al ejercicio materia del presente informe, dictaminó también los estados financieros del mismo ejercicio para otras empresas de su grupo económico.

G. **(X)SÍ** (...)NO

RAZÓN SOCIAL DE LA (S) EMPRESA (S) DEL GRUPO ECONÓMICO
Orvisa S.A.
Unimaq S.A.
Motorindustria S.A.
Fiansa S.A.
Depósitos EFE S.A.
Domingo Rodas S.A.
Ferrenergy S.A.C.

h. Indique el número de reuniones que durante el ejercicio materia del presente informe el área encargada de auditoria interna ha celebrado con la sociedad auditora contratada.

NÚMERO DE REUNIONES							
0	1	2	3	4	5	MÁS DE 5	NO APLICA
(...)	(...)	(...)	(...)	(...)	(...)	(X.)	(...)

Principio	***Cumplimiento***				
	0	***1***	***2***	***3***	***4***
8. Principio (IV.D.2).- La atención de los pedidos particulares de información solicitados por los accionistas, los inversionistas en general o los grupos de interés relacionados con la sociedad, debe hacerse a través de una instancia y / o personal responsable designado al efecto.					***X***

a. Indique cuál (es) es (son) el (los) medio (s) o la (s) forma (s) por la que los accionistas o los grupos de interés de la EMPRESA pueden solicitar información para que su solicitud sea atendida.

	ACCIONISTAS	**GRUPOS DE INTERÉS**
CORREO ELECTRÓNICO	(X)	(X)
DIRECTAMENTE EN LA EMPRESA	(X)	(X)
VÍA TELEFÓNICA	(X)	(X)
PÁGINA DE INTERNET	(X)	(X)
CORREO POSTAL	(X)	(X)
Otros. Detalle	(...)	(...)

b. Sin perjuicio de las responsabilidades de información que tienen el Gerente General de acuerdo con el artículo 190 de la Ley General de Sociedades, indique cuál es el área y/o persona encargada de recibir y tramitar las solicitudes de información de los accionistas. En caso sea una persona la encargada, incluir adicionalmente su cargo y área en la que labora.

ÁREA ENCARGADA	FINANZAS

PERSONA ENCARGADA		
NOMBRES Y APELLIDOS	**CARGO**	**ÁREA**
AUGUSTA PONCE ZIMMERMANN	**DEPARTAMENTO DE VALORES**	**DIVISIÓN FINANZAS**
FIORELLA CARO GUTIERREZ	**AREA DE FINANZAS CORPORATIVAS**	**DIVISIÓN FINANZAS**

c. Indique si el procedimiento de la EMPRESA para tramitar las solicitudes de información de los accionistas y/o los grupos de interés de la EMPRESA se encuentra regulado en algún (os) documento (s) de la EMPRESA.

ESTATUTO	**REGLAMENTO INTERNO**	**MANUAL**	**OTROS**	**DENOMINACIÓN DEL DOCUMENTO***
(...)	(...)	(...)	(...)	

*Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(X.) **LA EMPRESA CUENTA CON UN PROCEDIMIENTO PERO ESTE NO SE ENCUENTRA REGULADO.**

d. Indique el número de solicitudes de información presentadas por los accionistas y/o grupos de interés de la EMPRESA durante el ejercicio materia del presente informe.

NÚMERO DE SOLICITUDES		
RECIBIDAS	**ACEPTADAS**	**RECHAZAS**
No se lleva registro de las solicitudes atendidas		

e. En caso la EMPRESA cuente con una página web corporativa ¿incluye una sección especial sobre gobierno corporativo o relaciones con accionistas e inversores?

(X) SÍ (...) NO (...) NO CUENTA CON PÀGINA WEB

f. Durante el ejercicio materia del presente informe indique si ha recibido algún reclamo por limitar el acceso de información a algún accionista.

(...) SÍ **(X) NO**

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
8. ***Principio(IV.D.3.).- Los casos de duda sobre el carácter confidencial de la información solicitada por los accionistas o por los grupos de interés relacionados con la sociedad deben ser resueltos. Los criterios deben ser adoptados por el Directorio y ratificados por la Junta General, así como incluidos en el estatuto o reglamento interno de la sociedad. En todo caso la revelación de información no debe poner en peligro la posición competitiva de la empresa ni ser susceptible de afectar el normal desarrollo de las actividades de la misma.***					X

a. ¿Quién decide sobre el carácter confidencial de una determinada información?

(.X..) **El Directorio**
(.X..) **El Gerente General**
(.X..) OTROS. Detalle **Representantes Bursátiles de acuerdo a Normas Internas de Conducta para el Cumplimiento de las Obligaciones derivadas de la inscripción de valores en el Registro Público del Mercado de Valores**

b. Detalle los criterios preestablecidos de carácter objetivo que permiten calificar determinada información como confidencial. Adicionalmente indique el número de solicitudes de información presentadas por los accionistas durante el ejercicio materia del presente informe que fueron rechazadas debido al carácter confidencial de la información.

El criterio es no comunicar información privilegiada mientras no sea revelada al mercado como Hecho de Importancia.

c. Indique si los criterios descritos en la pregunta anterior se encuentran contenidos en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO
(...)	(.X..)	(...)	(...)	**Normas internas de conducta para el cumplimiento de las obligaciones derivadas de la inscripción de valores en el Registro Público del Mercado de Valores**

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

Principio	Cumplimiento				
	0	*1*	*2*	*3*	*4*
10. Principio (IV.F, primer párrafo).- La sociedad debe contar con auditoría interna. El auditor interno, en el ejercicio de sus funciones, debe guardar relación de independencia profesional respecto de la sociedad que lo contrata. Debe actuar observando los mismos principios de diligencia, lealtad y reserva que se exigen al Directorio y la Gerencia.					X

a. Indique si la EMPRESA cuenta con un área independiente encargada de auditoría interna.

(.X.) SÍ (...) NO

b. En caso la respuesta a la pregunta anterior sea afirmativa, dentro de la estructura orgánica de la EMPRESA indique, jerárquicamente, de quién depende auditoría interna y a quién tiene la obligación de reportar.

DEPENDE DE:	PRESIDENTE DEL DIRECTORIO
REPORTA A:	PRESIDENTE DEL DIRECTORIO

c. Indique cuáles son las principales responsabilidades del encargado de auditoría interna y si cumple otras funciones ajenas a la auditoría interna.

C.1. En base a la evaluación de riesgos se prepara el Plan Anual estableciendo las prioridades para realizar revisiones tanto en Ferreyros como en compañías subsidiarias. En el transcurso del año se agrega al Programa, aquellas solicitudes de urgencia formuladas por las Gerencias.

C.2. Las revisiones de auditoria interna abarcan tanto las auditorias financieras como las operativas. Entre las mas importantes está la revision de: Evaluación de la Cartera por Cobrar, Observación de los Inventarios fisicos tanto de repuestos como de maquinas y equipo, Revisión de las operaciones de caja y bancos (arqueos, confirmación y conciliacion de las cuentas bancarias con nuestros registros contables), Evaluación de cuentas por pagar a proveedores e Instituciones bancarias. Revisión de las otras cuentas del activo y pasivo, Revisión de las principales operaciones de ventas de maquinas y repuestos, así como de los costos correspondientes, Revisión de las principales cuentas de gastos del estado de perdidas y ganancias, etc.

d. Indique si las responsabilidades descritas en la pregunta anterior se encuentran reguladas en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(X.)	(.)	**Manual de descripción de puestos- Gerencia de Recursos Humanos.**

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

I.4. LAS RESPONSABILIDADES DEL DIRECTORIO

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
11. Principio (V.D.1).- El Directorio debe realizar ciertas funciones claves, a saber: Evaluar, aprobar y dirigir la estrategia corporativa; establecer llos objetivos y metas así como los planes de acción principales, la política de seguimiento, control y manejo de riesgos, los presupuestos anuales y los planes de negocios; controlar la implementación de los mismos; y supervisar los principales gastos, inversiones, adquisiciones y enajenaciones.					*X*

a. En caso el Directorio de la EMPRESA se encuentre encargado de la función descrita en este principio, indicar si esta función del Directorio se encuentra contenida en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(.X..)	(X.)	(...)	(...)	**Reglamento Interno del Directorio y sus Comités**

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

Principio	***Cumplimiento***				
	0	***1***	***2***	***3***	***4***
El Directorio debe realizar ciertas funciones claves, a saber:					
12. Principio (V.D.2).- Seleccionar, controlar y, cuando se haga necesario, sustituir a los ejecutivos principales, así como fijar su retribución.				***X***	
13. Principio (V.D.3).- Evaluar la remuneración de los ejecutivos principales y de los miembros del Directorio, asegurándose que el procedimiento para elegir a los directores sea formal y transparente.					***X***

a. En caso el Directorio de la EMPRESA se encuentre encargado de las funciones descritas en este principio, indique si ellas se encuentran reguladas en algún (os) documento (s) de la EMPRESA.

ESTATUTO	**REGLAMENTO INTERNO**	**MANUAL**	**OTROS**	**DENOMINACIÓN DEL DOCUMENTO***
(.X.)	(.X.)	(...)	(...)	**Reglamento Interno del Directorio y sus Comités**

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

b. Indique el órgano que se encarga de:

FUNCIÓN	**DIRECTORIO**	**GERENTE GENERAL**	**OTROS (Indique)**
CONTRATAR Y SUSTITUIR AL GERENTE GENERAL	(.X.)	(...)	
CONTRATAR Y SUSTITUIR A LA PLANA GERENCIAL	(...)	(X.)	
FIJAR LA REMUNERACIÓN DE LOS PRINCIPALES EJECUTIVOS	(X.)	(.X.)	
EVALUAR LA REMUNERACIÓN DE LOS PRINCIPALES EJECUTIVOS	(...)	(X.)	**Presidente del Directorio**
EVALUAR LA REMUNERACIÓN DE LOS DIRECTORES	(...)	(...)	**Junta**

c. Indique si la cuenta con políticas internas o procedimientos definidos para:

POLÍTICAS PARA:	**SÍ**	**NO**
CONTRATAR Y SUSTITUIR A LOS PRINCIPALES EJECUTIVOS	(.X.)	(...)
FIJAR LA REMUNERACIÓN DE LOS PRINCIPALES EJECUTIVOS	(.X.)	(...)
EVALUAR LA REMUNERACIÓN DE LOS PRINCIPALES EJECUTIVOS	(.X.)	(...)
EVALUAR LA REMUNERACIÓN DE LOS DIRECTORES	(.X.)	(...)
ELEGIR A LOS DIRECTORES	(.X.)	(...)

d. En caso la respuesta a la pregunta anterior sea afirmativa para uno o más de los procedimientos señalados, indique si dichos procedimientos se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(.X.)	(...)	(...)	(...)	Las últimas 2 políticas referidas al directorio están contenidas en el estatuto y las 3 primeras referidas a los ejecutivos son políticas y procedimientos que se llevan a cabo hace muchos años y serán compilados en normas escritas.

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

Principio	Cumplimiento				
	0	1	2	3	4
14. El Directorio debe realizar ciertas funciones claves, a saber: ***Principio (V.D.4).- Realizar el seguimiento y control de los posibles conflictos de intereses entre la administración, los miembros del Directorio y los accionistas, incluidos el uso fraudulento de activos corporativos y el abuso en transacciones entre partes interesadas.***					X

a. En caso el Directorio de la EMPRESA se encuentre encargado de la función descrita en este principio, indique si esta función del Directorio se encuentra contenida en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(.X.)	(.X.)	(...)	(...)	**Reglamento Interno del Directorio y sus Comités**

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

b. Indique el número de casos de conflictos de intereses que han sido materia de discusión por parte del Directorio durante el ejercicio materia del presente informe.

NÚMERO DE CASOS	---------------------

c. Indique si la EMPRESA o el Directorio de ésta cuenta con un Código de Ética o documento (s) similar (es) en el (los) que se regulen los conflictos de intereses que pueden presentarse.

(.X..) **SÍ** (...) NO

En caso su respuesta sea positiva, indique la denominación exacta del documento:

1.- Código de Conducta
2.- Normas Interna referida al mercado de capitales

d. Indique los procedimientos preestablecidos para aprobar transacciones entre partes relacionadas.

Velar que se den de acuerdo a condiciones de mercado

Principio	Cumplimiento				
	0	*1*	*2*	*3*	*4*
15. El Directorio debe realizar ciertas funciones claves, a saber: Principio (V.D.5).- Velar por la integridad de los sistemas de contabilidad y de los estados financieros de la sociedad, incluida una auditoría independiente, y la existencia de los debidos sistemas de control, en particular, control de riesgos financieros y no financieros y cumplimiento de la ley.					*X*

a. En caso el Directorio de la EMPRESA se encuentra encargado de la función descrita en este principio, indique si esta función del Directorio se encuentra contenida en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(.X.)	(.X.)	(...)	(.)	**Reglamento Interno del Directorio y sus Comités**

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

b. Indique si la EMPRESA cuenta con sistemas de control de riesgos financieros y no financieros.

(.X.) **SÍ** (...) NO

La división de Auditoría Interna determina los principales riesgos y organiza su plan de trabajo de acuerdo a su incidencia y probabilidad.

c. Indique si los sistemas de control a que se refiere la pregunta anterior se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(X)	(...)	**Manual de descripción de puestos- Gerencia de Recursos Humanos.**

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

Principio		Cumplimiento			
	0	*1*	*2*	*3*	*4*
16. El Directorio debe realizar ciertas funciones claves, a saber: <u>Principio(V.D.6)</u>.- Supervisar la efectividad de las prácticas de gobierno de acuerdo con las cuales opera, realizando cambios a medida que se hagan necesarios.					***X***

a. ¿El Directorio de la EMPRESA *se encuentra encargado de la función descrita en* este principio?

(.X.) **SÍ** (...) NO

b. Indique los procedimientos preestablecidos para supervisar la efectividad de las prácticas de gobierno, especificando el número de evaluaciones que se han realizado durante el periodo.

Desde el año 2005 el Directorio hace una evaluación anual al llenar este documento e identifica mejoras a implementar y procedimientos a documentar

c. Indique si los procedimientos descritos en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	**(X)**	(...)	(...)	**Reglamento Interno del Directorio y sus Comités**

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
17. El Directorio debe realizar ciertas funciones claves, a saber: Principio (V.D.7).- Supervisar la política de información.					X

a. En caso el Directorio se encuentre encargado de la función descrita en este principio, indicar si esta función del Directorio se encuentra contenida en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(X.)	(X.)	(...)	(...)	**Reglamento Interno del Directorio y sus Comités**

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

b. Indique la política de la EMPRESA sobre revelación y comunicación de información a los inversionistas.

Se cuenta con las "normas internas de conducta para el cumplimiento de las obligaciones derivadas de la inscripción de valores en el Registro Público del Mercado de Valores", con un Comité de cumplimiento normativo y con los Representantes Bursátiles, de tal manera que se comunique en los plazos previstos por la normativa vigente los hechos de importancia.
Se envía información financiera de manera periódica (trimestral y anual) al mercado, y se cuenta con un área especializada en atender consultas.
Finalmente se participa en reuniones con inversionistas.

c. Indique si la política descrita en la pregunta anterior se encuentra regulada en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(X)	(. .)	(...)	**Normas internas de conducta para el cumplimiento de las obligaciones derivadas de la inscripción de valores en el Registro Público del Mercado de Valores**

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
18. ***Principio (V.E.1).- El Directorio podrá conformar órganos especiales de acuerdo a las necesidades y dimensión de la sociedad, en especial aquélla que asuma la función de auditoría. Asimismo, estos órganos especiales podrán referirse, entre otras, a las funciones de nombramiento, retribución, control y planeamiento.*** ***Estos órganos especiales se constituirán al interior del directorio como mecanismos de apoyo y deberán estar compuestos preferentemente por directores independientes, a fin de tomar decisiones imparciales en cuestiones donde puedan surgir conflictos de intereses.***					X

a. En caso la respuesta a la pregunta anterior sea afirmativa, indique la siguiente información respecto de cada comité del Directorio con que cuenta la EMPRESA

COMITÉ DE DIRECCIÓN GENERAL Y GOBIERNO CORPORATIVO
I. FECHA DE CREACIÓN: ENERO 2005
II. Funciones: **a.- Revisar los planes estratégicos y los planes anuales de negocios.** **b.- Evaluar con detenimiento el funcionamiento de las empresas filiales.** **c.- Formular recomendaciones al directorio sobre políticas de inversiones, así como adquisiciones y enajenaciones de activos fijos.** **d.- Supervisar la política de información de Hechos de Importancia e información privilegiada y reservada.** **e.- Evaluar y dar directivas sobre los niveles de endeudamiento de la empresa sí como sobre la estructura de los pasivos, haciendo un seguimiento de los avales que otorga.** **f.- Evaluar periódicamente el estado de situación de los créditos otorgados por la empresa.** **g.- Funcionar como órgano de asesoramiento y consulta de la gerencia en temas que sean sometidos a su consideración.** **h.- Realizar el seguimiento y control de los posible conflictos de intereses entre la administración, los directores y los accionistas incluido el uso fraudulento de activos corporativos y el abuso en transacciones entre partes interesadas.** **i.- Supervisar la efectividad de las prácticas de gobierno de acuerdo con las cuales opera, realizando cambios a medida que se hagan necesarios.**

III. PRINCIPALES REGLAS DE ORGANIZACIÓN Y FUNCIONAMIENTO:

Constituido por tres directores como mínimo, debiendo ser por lo menos uno de ellos director independiente. El Presidente del Directorio, el Vicepresidente y el Gerente General participarán en todos los comités.
En la medida de lo posible se debe reunir por lo menos trimestralmente.
La Gerencia General propondrá al Directorio un programa anual de reuniones de los Comités el cual podrá ser modificado cuando las circunstancias lo ameriten.

IV. MIEMBROS DEL COMITÉ:

NOMBRES Y APELLIDOS	FECHA		CARGO DENTRO DEL COMITÉ
	INICIO	TÉRMINO	
Carlos Ferreyros Aspíllaga	Enero 2005		
Eduardo Montero Aramburu	Enero 2005		
Oscar Espinosa Bedoya	Enero 2005		
Juan Manuel Peña Roca	Enero 2005		
Hernán Barrero Boggio	Enero 2005		

V. NÚMERO DE SESIONES REALIZADAS DURANTE EL EJERCICIO: 2

VI. CUENTA CON FACULTADES DELEGADAS DE ACUERDO CON EL ARTÍCULO 174 DE LA LEY GENERAL DE SOCIEDADES: (X.) SÍ (...) NO

COMITÉ DE AUDITORIA

I. FECHA DE CREACIÓN: ENERO 2005

II. FUNCIONES:
Supervisar la integridad de los sistemas contables y analizar el informe de los auditores externos sobre los estados financieros.
Funciones particulares:
a.- Supervisar la integridad de los sistemas contables a través de la auditoría externa apropiada.
b.- Revisar y analizar periódicamente los estados financieros de la empresa.
c.- Revisar los informes de auditoría externa sobre los estados financieros.
d.- Supervisar el plan de trabajo anual del auditor interno y recibir los informes relevantes.
e.- Proponer la designación de auditores externos.

III. PRINCIPALES REGLAS DE ORGANIZACIÓN Y FUNCIONAMIENTO:
Constituido por tres directores como mínimo, debiendo ser por lo menos uno de ellos director independiente. El Presidente del Directorio, el Vicepresidente y el Gerente General participarán en todos los comités.
En la medida de lo posible se debe reunir por lo menos semestralmente.
La Gerencia General propondrá al Directorio un programa anual de reuniones de los Comités el cual podrá ser modificado cuando las circunstancias lo ameriten.

IV. MIEMBROS DEL COMITÉ:

NOMBRES Y APELLIDOS	FECHA		CARGO DENTRO DEL COMITÉ
	INICIO	TÉRMINO	
Carlos Ferreyros Aspíllaga	Enero 2005		
Eduardo Montero Aramburú	Enero 2005		
Oscar Espinosa Bedoya	Enero 2005		
Andreas von Wedemeyer K	Enero 2005		
Juan Prado Bustamante	Enero 2005		

V. NÚMERO DE SESIONES REALIZADAS DURANTE EL EJERCICIO: 2

VI. CUENTA CON FACULTADES DELEGADAS DE ACUERDO CON EL ARTÍCULO 174 DE LA LEY GENERAL DE SOCIEDADES: (X.) SÍ (...) NO

COMITÉ DE DESARROLLO ORGANIZACIONAL Y RECURSOS HUMANOS

I. FECHA DE CREACIÓN: ENERO 2005

II. FUNCIONES:

Asesorar a la Gerencia en la adopción de políticas generales de recursos humanos siendo sus funciones particulares las siguientes:

a.- Supervisar los programas de desarrollo organizacional a través de informes sobre la estructura administrativa y los programas de recursos humanos.

b. Supervisar los programas de administración de desempeño, la política salarial, así como las de capacitación y desarrollo, entre otras.

c.- Asesorar al Presidente del Directorio en la determinación de la escala de remuneración de los ejecutivos principales.

d.- Aprobar la contratación de los ejecutivos principales y supervisar su desempeño.

III. PRINCIPALES REGLAS DE ORGANIZACIÓN Y FUNCIONAMIENTO:

Constituido por tres directores como mínimo, debiendo ser por lo menos uno de ellos director independiente. El Presidente del Directorio, el Vicepresidente y el Gerente General participarán en todos los comités.

En la medida de lo posible se debe reunir por lo menos semestralmente.

La Gerencia General propondrá al Directorio un programa anual de reuniones de los Comités el cual podrá ser modificado cuando las circunstancias lo ameriten.

IV. MIEMBROS DEL COMITÉ:

NOMBRES Y APELLIDOS	FECHA		CARGO DENTRO DEL COMITÉ
	INICIO	TÉRMINO	
Carlos Ferreyros Aspíllaga	Enero 2005		
Eduardo Montero Aramburu	Enero 2005		
Oscar Espinosa Bedoya	Enero 2005		
Aldo Defilippi Traverso	Enero 2005		

V. NÚMERO DE SESIONES REALIZADAS DURANTE EL EJERCICIO:	2	
VI. CUENTA CON FACULTADES DELEGADAS DE ACUERDO CON EL ARTÍCULO 174 DE LA LEY GENERAL DE SOCIEDADES:	(X.) Sí	(...) No

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
19. ***Principio (V.E.3).- El número de miembros del Directorio de una sociedad debe asegurar pluralidad de opiniones al interior del mismo, de modo que las decisiones que en él se adopten sean consecuencia de una apropiada deliberación, observando siempre los mejores intereses de la empresa y de los accionistas.***					*X*

a. Indique la siguiente información correspondiente a los directores de la EMPRESA durante el ejercicio materia del presente informe.

NOMBRES Y APELLIDOS	FORMACIÓN[2]	FECHA		PART. ACCIONARIA[3/.]	
		INICIO [1/.]	TÉRMINO	Nº DE ACCIONES	PART. (%)
DIRECTORES DEPENDIENTES					
Oscar Espinosa Bedoya	**Ingeniero Civil, Universidad Nacional de Ingeniería. Postgrado en Ingenieria North Carolina State University, EE.UU. Diplomado, Desarrollo Económico ISVE, Italia Postgrado Economía, Inst. Economía Univ. Colorado Master, Universidad Harvard Diplomado, PAD Universidad de Piura**	**1987**		**No aplica**	
Juan Manuel Peña Roca	**Universidad Nacional de Ingeniería – Ing. Civil Cuenta con experiencia en otros directorios**	**1984**		**No aplica**	
Carlos Ferreyros Aspillaga	**Princeton University, New Jersey USA (Economía)**	**1971**		**No aplica**	
Andrés von Wedemeyer Knigge	**Master en Administración de Empresas (DiplomKaufmann – Universidad de Hamburgo, Alemania. Maestro Cervecero-Ulmer Fachschule für Bierbrauerei und Mälzer er, Ulm, Alemania**	**2003**		**No aplica**	

NOMBRES Y APELLIDOS	FORMACIÓN[2]	FECHA		PART. ACCIONARIA[3]	
		INICIO [1]	TÉRMINO	N° DE ACCIONES	PART. (%)
DIRECTORES DEPENDIENTES					
Eduardo Montero Aramburú	Bachiller Economía Lehigh University PA. USA *Maestría Administración* de Empresas Wharton School of Finance and Comerse, Univ.of Pennsylvania USA	1980		No aplica	
Hernán Barreto Boggio	Facultad de Ingenieria UNA, Lima. M.S. Food Science y M.S. Chemical Engineering, MIT Cambridge, Massachussets, USA Ph.D Systems Engineering, Michigan State University, East Lansisng, Michigan, USA Miembro de Sigma Xi, American Institute of Chemical Engineering, American Chemical Fulbright Scholar y Rockefeller Foundation Scholar	2005		No aplica	
Juan Prado *Bustamante*	Universidad de Lima- *Facultad de Derecho y* CCPP. New York University School of Law-Master en Derecho Comparado. Boston University *Master en Derecho* Bancario Internacional	2005		No aplica	
Aldo Defilippi Traverso	Bachiller Economía Universidad del Pacífico Maestría en Política Económica y Desarrollo Económico , Boston University PH D Candidate en Economia, Boston University Chief Executive Office's Program, North Western University	2005		No aplica	

[1] Corresponde al primer nombramiento.
[2] Incluir la formación profesional y si cuenta con experiencia en otros directorios.
[3] Aplicable obligatoriamente sólo para los directores con una participación sobre el capital social mayor o igual al 5% de las acciones de la empresa.

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
20. Principio (V.F, segundo párrafo).- La información referida a los asuntos a tratar en cada sesión, debe encontrarse a disposición de los directores con una anticipación que les permita su revisión, salvo que se trate de asuntos estratégicos que demanden confidencialidad, en cuyo caso será necesario establecer los mecanismos que permita a los directores evaluar adecuadamente dichos asuntos.				X	

a. ¿Cómo se remite a los directores la información relativa a los asuntos a tratar en una sesión de Directorio?

(X.) CORREO ELECTRÓNICO
(...) CORREO POSTAL
(...) OTROS. Detalle ....
(...) SE RECOGE DIRECTAMENTE EN LA EMPRESA

b. ¿Con cuántos días de anticipación se encuentra a disposición de los directores de la EMPRESA la información referida a los asuntos a tratar en una sesión?

	MENOR A 3 DÍAS	**DE 3 A 5 DÍAS**	**MAYOR A 5 DÍAS**
INFORMACIÓN NO CONFIDENCIAL	(...)	(X.)	(...)
INFORMACIÓN CONFIDENCIAL ***	(...)	(...)	(...)

*** **La información confidencial se ve primero en los comités del directorio y luego en la sesión de Directorio con mayor detalle**

c. Indique si el procedimiento establecido para que los directores analicen la información considerada como confidencial se encuentra regulado en algún (os) documento (s) de la EMPRESA.

ESTATUTO	**REGLAMENTO INTERNO**	**MANUAL**	**OTROS**	**DENOMINACIÓN DEL DOCUMENTO***
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(X.) **LA EMPRESA CUENTA CON UN PROCEDIMIENTO PERO ESTE NO SE ENCUENTRA REGULADO.**

Principio	***Cumplimiento***				
	0	***1***	***2***	***3***	***4***
21. Principio (V.F, tercer párrafo).- Siguiendo políticas claramente establecidas y definidas, el Directorio decide la contratación de los servicios de asesoría especializada que requiera la sociedad para la toma de decisiones.				X	

a. Indique las políticas preestablecidas sobre contratación de servicios de asesoría especializada por parte del Directorio o los directores.

La práctica definida es que siendo la gerencia la que identifica de mejor manera la necesidad de contratar asesorías y procede a contratarlas . A pesar de que no existen muchas asesorías, cuando éstas son de naturaleza importante, se solicita aprobación o se informa al directorio. La gerencia informa al directorio las conclusiones de las asesorías que sean relevantes.

b. *Indique si las políticas descritas en la pregunta anterior se encuentran reguladas en algún (os) documento (s) de la* EMPRESA.

ESTATUTO	**REGLAMENTO INTERNO**	**MANUAL**	**OTROS**	**DENOMINACIÓN DEL DOCUMENTO***
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(.X.) **NO SE ENCUENTRAN REGULADAS**

c. Indique la lista de asesores especializados del Directorio que han prestado servicios para la toma de decisiones de la EMPRESA durante el ejercicio materia del presente informe.

Muñiz, Ramírez, Pérez Taiman, Luna Victoria Abogados
Realtime Management
MR Consulting
Deloitte & Touche SRL
Price Waterhouse Coopers

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
22. ***Principio (V.H.1)*** ***.- Los nuevos directores deben ser instruidos sobre sus facultades y responsabilidades, así como sobre las características y estructura organizativa de la sociedad.***					X

a. En caso LA EMPRESA cuente con programas de inducción para los nuevos directores, indique si dichos programas se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(.X..)	(...)	(...)	**Reglamento interno del Directorio y sus Comités**

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

Principio	***Cumplimiento***				
	0	***1***	***2***	***3***	***4***
23 Principio V.H.3).- Se debe establecer los procedimientos que el Directorio sigue en la elección de uno o más reemplazantes, si no hubiera directores suplentes y se produjese la vacancia de uno o más directores, a fin de completar su número por el período que aún resta, cuando no exista disposición de un tratamiento distinto en el estatuto.					***X***

a. ¿Durante el ejercicio materia del presente informe se produjo la vacancia de uno o más directores?

(...) SÍ **(.X.) NO**

b. En caso la respuesta a la pregunta anterior sea afirmativa, de acuerdo con el segundo párrafo del artículo 157 de la Ley General de Sociedades, indique lo siguiente:

	SÍ	**NO**
¿EL DIRECTORIO ELIGIÓ AL REEMPLAZANTE?	(...)	(...)
DE SER EL CASO, TIEMPO PROMEDIO DE DEMORA EN DESIGNAR AL NUEVO DIRECTOR (EN DÍAS CALENDARIO)		

c. Indique los procedimientos preestablecidos para elegir al reemplazante de directores vacantes.

Art.33° del Estatuto. "La vacancia del cargo de director se produce por muerte, renuncia impedimento permanente, remoción por la Junta General de Accionistas, por ausencia no autorizada por el Directorio por un plazo superior a seis meses o cualquier otro impedimento así calificado por el voto unánime de los demás directores.
Salvo por el caso de remoción por la Junta General de Accionistas en el que la misma junta deberá cubrir la vacante, el directorio resolverá sobre las demás causales de vacancia y podrá cubrir la vacante producida, designando a un director interino, que ejercerá el cargo hasta completar el periodo del director que ha vacado.

(...) NO APLICA. LA EMPRESA NO CUENTA CON PROCEDIMIENTOS

d. Indique si los procedimientos descritos en la pregunta anterior se encuentran contenidos en algún (os) documento (s) de la EMPRESA.

ESTATUTO	**REGLAMENTO INTERNO**	**MANUAL**	**OTROS**	**DENOMINACIÓN DEL DOCUMENTO***
(X)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

Principios	Cumplimiento				
	0	*1*	*2*	*3*	*4*
24 ***Principio (V.I, primer párrafo).- Las funciones del Presidente del Directorio, Presidente Ejecutivo de ser el caso, así como del Gerente General deben estar claramente delimitadas en el estatuto o en el reglamento interno de la sociedad con el fin de evitar duplicidad de funciones y posibles conflictos.***					X
25 ***Principio (V.I, segundo párrafo).- La estructura orgánica de la sociedad debe evitar la concentración de funciones, atribuciones y responsabilidades en las personas del Presidente del Directorio, del Presidente Ejecutivo de ser el caso,del Gerente General y de otros funcionarios con cargos gerenciales.***					X

a. En caso alguna de las respuestas a la pregunta anterior sea afirmativa, indique si las responsabilidades del Presidente del Directorio; del Presidente Ejecutivo, de ser el caso; del Gerente General, y de otros funcionarios con cargos gerenciales se encuentran contenidas en algún (os) documento (s) de la EMPRESA.

RESPONSABILIDADES DE:	**ESTATUTO**	**REGLAMENTO INTERNO**	**MANUAL**	**OTROS**	**DENOMINACIÓN DEL DOCUMENTO***	**NO ESTÁN REGULADAS**	**NO APLICA ****
PRESIDENTE DE DIRECTORIO	**(X.)**	(...)	(...)	(...)		(...)	(...)
PRESIDENTE EJECUTIVO	(...)	(...)	(...)	(...)		(...)	**(.X.)**
GERENTE GENERAL	**(X.)**	(...)	(...)	(...)		(...)	(...)
PLANA GERENCIAL	(...)	(...)	**(.X)**	(...)	**Manual de Descripción de Puestos - Gerencia de Recursos Humanos**	(...)	(...)

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.
** En la EMPRESA las funciones y responsabilidades del funcionario indicado no están definidas.

Principio	***Cumplimiento***				
	0	***1***	***2***	***3***	***4***
26. Principio V.(.5).- Es recomendable que la Gerencia reciba, al menos, parte de su retribución en función a los resultados de la empresa, de manera que se asegure el cumplimiento de su objetivo de maximizar el valor de la empresa a favor de los accionistas.					***X***

a. Respecto de la política de bonificación para la plana gerencial, indique la(s) forma(s) en que se da dicha bonificación.

(...) ENTREGA DE ACCIONES
(...) ENTREGA DE OPCIONES
(X) ENTREGA DE DINERO
(...) OTROS. Detalle ....

b. Indique si la retribución (sin considerar bonificaciones) que percibe el gerente general y plana gerencial es:

	REMUNERACIÓN FIJA	**REMUNERACIÓN VARIABLE**	**RETRIBUCIÓN (%)***
GERENTE GENERAL	**(.X..)**	(...)	**0.80**
PLANA GERENCIAL	**(.X..)**	(...)	

*** Indicar el porcentaje que representa el monto total de las retribuciones anuales de los miembros de la plana gerencial y el gerente general, respecto del nivel de ingresos brutos, según los estados financieros de la EMPRESA.**

c. Indique si la EMPRESA tiene establecidos algún tipo de garantías o similar en caso de despidos del gerente general y/o plana gerencial.

(...) SÍ **(X) NO**

II.SECCIÓN SEGUNDA: INFORMACIÓN ADICIONAL

II.1.DERECHOS DE LOS ACCIONISTAS

a. Indique los medios utilizados para comunicar a los nuevos accionistas sus derechos y la manera en que pueden ejercerlos.

(...) CORREO ELECTRÓNICO
(...) DIRECTAMENTE EN LA EMPRESA
(...) VÍA TELEFÓNICA
(...) PÁGINA DE INTERNET
(...) CORREO POSTAL
(...) OTROS.
DETALLE
(x) **NO APLICA. NO SE COMUNICAN A LOS NUEVOS ACCIONISTAS SUS DERECHOS NI LA MANERA DE EJERCERLOS**

b. Indique si los accionistas tienen a su disposición durante la junta los puntos a tratar de la agenda y los documentos que lo sustentan, en medio físico.

(X) **SÍ** (...) NO

c. Indique qué persona u órgano de la EMPRESA se encarga de realizar el seguimiento de los acuerdos adoptados en las Juntas de accionistas. En caso sea una persona la encargada, incluir adicionalmente su cargo y área en la que labora.

PERSONA ENCARGADA		
NOMBRES Y APELLIDOS	CARGO	ÁREA
PATRICIA GASTELUMENDI	**GERENTE DIV. FINANZAS**	**FINANZAS**
VICTOR ASTETE	**GERENTE CONTRALORIA**	**CONTRALORIA**
AUGUSTA PONCE	**JEFE DPTO. VALORES**	**FINANZAS**

d. Indique si la información referida a las tenencias de los accionistas de la EMPRESA se encuentra en:

(X) LA EMPRESA
(...) UNA INSTITUCIÓN DE COMPENSACIÓN Y LIQUIDACIÓN

e. Indique con qué regularidad la EMPRESA actualiza los datos referidos a los accionistas que figuran en su matrícula de acciones.

PERIODICIDAD	INFORMACIÓN SUJETA A ACTUALIZACIÓN		
	DOMICILIO	CORREO ELECTRÓNICO	TELÉFONO
MENOR A MENSUAL	(.X.)	(...)	(...)
MENSUAL	(...)	(...)	(...)
TRIMESTRAL	(...)	(...)	(...)
ANUAL	(.X.)	(...)	(...)
MAYOR A ANUAL	(...)	(...)	(...)

(...) OTROS, especifique

Diariamente se modifica todo lo referente a las transferencias de acciones, incluyendo el número de acciones, información que se cuadra mensualmente con CAVALI.

Los datos de dirección y teléfono se modifican cuando CAVALI envía la información. Existe problemas en cuanto a las direcciones proporcionadas por CAVALI, razón por la cual la información que debemos enviar a nuestros accionistas, sobre todo la referida a la convocatoria a la Junta nos es devuelta por diversos motivos. A raíz de esas devoluciones el Departamento de Valores trata de ubicar a los accionistas para actualizar sus datos, pero es una tarea muy compleja pues en la mayoría de los casos, los accionistas son personas que no tienen ninguna relación con la empresa.

f. Indique la política de dividendos de la EMPRESA aplicable al ejercicio materia del presente informe.

FECHA DE APROBACIÓN	**18 de marzo de 1997**
ÓRGANO QUE LO APROBÓ	**Junta General de Accionistas**
POLÍTICA DE DIVIDENDOS (CRITERIOS PARA LA DISTRIBUCIÓN DE UTILIDADES)	**Distribuir sea en efectivo o en acciones de propia emisión, el íntegro de las utilidades de libre disposición de cada año. El dividendo en efectivo equivaldría al 5% del valor nominal de las acciones en circulación al momento de tomar los acuerdos en Junta de Accionistas, siempre que no exceda el 50% de las utilidades de libre disposición de cada año. En caso de exceder, se repartirá el 50% de las utilidades de libre disposición.**

g. Indique, de ser el caso, los dividendos en efectivo y en acciones distribuidos por la EMPRESA en el ejercicio materia del presente informe y en el ejercicio anterior.

FECHA DE ENTREGA	**DIVIDENDO POR ACCIÓN**	
	EN EFECTIVO	**EN ACCIONES**
CLASE DE ACCIÓN : COMUN		
EJERCICIO N-1 **2003**	**S/.0.04455801**	**6.341463%**
EJERCICIO N **2004**	**S/. 0.055**	**11%**
EJERCICIO N **2005**	**S/. 0.055**	**6.76915447558%**

II.2 . DIRECTORIO

h. Respecto de las sesiones del Directorio de la EMPRESA desarrolladas durante el ejercicio materia del presente informe, indique la siguiente información:

NÚMERO DE SESIONES REALIZADAS:	**14**
NÚMERO DE SESIONES EN LAS CUALES UNO O MÁS DIRECTORES FUERON REPRESENTADOS POR DIRECTORES SUPLENTES O ALTERNOS	0
NÚMERO DE DIRECTORES TITULARES QUE FUERON REPRESENTADOS EN AL MENOS UNA OPORTUNIDAD	0

i. Indique los tipos de bonificaciones que recibe el Directorio por cumplimiento de metas en la EMPRESA.

(.X..) NO APLICA. LA EMPRESA NO CUENTA CON PROGRAMAS DE BONIFICACIÓN PARA DIRECTORES

El Directorio no cuenta con bonificaciones. De acuerdo al art. 36° del Estatuto, la remuneración del directorio será equivalente a seis por ciento de las utilidades líquidas del ejercicio antes de impuestos y después de cubrir la reserva legal.
El Directorio podrá en cada oportunidad en que lo estime necesario o conveniente reducir la retribución. Asimismo acordará la distribución de la remuneración global entre sus miembros.

j. Indique si los tipos de bonificaciones descritos en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO INTERNO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

k. Indique el porcentaje que representa el monto total de las retribuciones anuales de los directores, respecto al nivel de ingresos brutos, según los estados financieros de la EMPRESA.

	RETRIBUCIONES TOTALES (%)
DIRECTORES INDEPENDIENTES	**0.2947**
DIRECTORES DEPENDIENTES	**0.2947**

l. Indique si en la discusión del Directorio, respecto del desempeño de la gerencia, se realizó sin la presencia del gerente general.

(...) SÍ **(X) NO SE REALIZÓ UNA DISCUSIÓN**

II.3. ACCIONISTAS Y TENENCIAS

m. Indique el número de accionistas con derecho a voto, de accionistas sin derecho a voto (de ser el caso) y de tenedores de acciones de inversión (de ser el caso) de la EMPRESA al cierre del ejercicio materia del presente informe.

CLASE DE ACCIÓN (incluidas las de inversión)	NÚMERO DE TENEDORES (al cierre del ejercicio)
ACCIONES CON DERECHO A VOTO	988
ACCIONES SIN DERECHO A VOTO	0
ACCIONES DE INVERSIÓN	0
TOTAL	988

n. Indique la siguiente información respecto de los accionistas y tenedores de acciones de inversión con una participación mayor al 5% al cierre del ejercicio materia del presente informe.

Clase de Acción: COMUN

NOMBRES Y APELLIDOS	NÚMERO DE ACCIONES	PARTICIPACIÓN (%)	NACIONALIDAD
RI.FONDO 2	28,861,748	11.17%	Peruana
IN-FONDO 2	17,987,591	6.96%	Peruana
La Positiva Vida Seg. y Reaseguros	25,857,887	10.01%	Peruana
HO – FONDO 2	21,827,760	8.45%	Peruana
Horseshoe Bay Limited	16,700.420	6.46%	Extranjera
PR – FONDO 2	15,966,699	6.18%	Peruana
RI-FONDO 3	12,907,719	5.00%	Peruana

II.4 OTROS

o. indique si la empresa tiene algún reglamento interno de conducta o similar referida a criterios éticos y de responsabilidad profesional.

(X) SÍ (...) NO

en caso su respuesta sea positiva, indique la denominación exacta del documento:
código de conducta

p. ¿existe un registro de casos de incumplimiento al reglamento a que se refiere la pregunta a) anterior?

(...) SÍ (X) NO

q. en caso la respuesta a la pregunta anterior sea positiva, indique quién es la persona u órgano de la empresa encargada de llevar dicho registro.

ÁREA ENCARGADA	

PERSONA ENCARGADA		
NOMBRES Y APELLIDOS	CARGO	ÁREA

r. para todos los documentos (estatuto, reglamento interno, manual u otros documentos) mencionados en el presente informe, indique la siguiente información:

DENOMINACIÓN DEL DOCUMENTO	ÓRGANO DE APROBACIÓN	FECHA DE APROBACIÓN	FECHA DE ÚLTIMA MODIFICACIÓN
Estatuto	**Junta**	**24.3.1998**	**22.3.2005**
Manual de Descripción de Puestos	**Gerencia**	**Permanente**	**Permanente**
Acuerdo de Junta de Accionistas	**Junta**	**Mar.1997**	
Normas Internas de Conducta para el cumplimiento de las obligaciones derivadas de la inscripción de valores en el Registro Público del Mercado de Valores	**Directorio y Junta**	**Enero 2005 Marzo 2005**	
Reglamento Interno de Juntas de Accionistas	**Directorio**	**Febrero 2006**	
Reglamento Interno del Directorio y sus Comités	**Directorio**	**Febrero 2006**	

s. incluya cualquiera otra información que considere conveniente.

Impreso por: AG Servicios Graficos
Manuel Irribarren 895 - Surquillo
Telf.: 241-5010

END